March 17, 2016

<u>Via Edgar Transmission</u>

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

> **Re: Ashford Hospitality Prime, Inc.**
> **Soliciting material pursuant to Rule 14a-12**
> **Filed February 25, 2016**
> **File No. 001-35972**

Dear Mr. Orlic:

We are writing on behalf of Ashford Hospitality Prime, Inc. ("Ashford Prime" or the "Company"), in response to the comments of the staff (the "Staff") of the Office of Mergers and Acquisitions of the Securities and Exchange Commission (the "Commission") set forth in the letter dated February 26, 2016 (the "Comment Letter"), concerning the above referenced soliciting material filed with the Commission on February 25, 2016 (the "Filing").

Each comment of the Staff is set forth below, followed by the corresponding response. For ease of reference the heading and numbered paragraphs below correspond to the heading and numbered comments in the Comment Letter.

<u>General</u>

1. *We note statements regarding the potential triggering of covenants in agreements which would require the Company to make payments to contractual counterparties. In future filings, when making statements such as these, disclose if true that these payments would not become due if a majority of the incumbent board approved the election of Sessa's nominees and that certain of these payments would be made to an affiliate.*

The Company acknowledges the Staff's comment. In future filings, the Company will endeavor to disclose the information described above when making statements regarding the potential triggering of covenants in agreements which would require the Company to make payments to contractual counterparties.

2. *Please provide support for the assertion that Sessa has made several significant misrepresentations relating to its proposed nominees' trading history and qualifications, including "apparent resume padding and potential violations of insider trading laws."*

The Company acknowledges the Staff's comment and respectfully submits that the Company has a reasonable basis for the assertion that Sessa has made the following misrepresentations:

<u>Sessa's purported notice of nomination includes misrepresentations regarding Mr. Livingston's professional qualifications.</u>

We respectfully direct the Staff to Mr. Livingston's January 8, 2016 responses[1] to the Company's form director and officer questionnaire (the "Livingston Questionnaire"), which was included in Sessa's purported notice of nomination and contains misrepresentations regarding Mr. Livingston's professional qualifications. Specifically, Mr. Livingston's resume states that he is currently a Certified Public Accountant ("CPA"). Additionally, Mr. Livingston listed "CPA" as part of his response to the Company's request for a description of "all experience, qualifications, attributes and skills" that Mr. Livingston believes is relevant to his service as a director. It has come to our attention that this information is inaccurate. Upon review, the Company discovered that Mr. Livingston's California CPA license expired in 2004 and was cancelled in 2009, and the Company has been unable to locate any other records indicating that Mr. Livingston holds such license in any other state or jurisdiction. Since the date of the Filing, Sessa filed a response (the "Sessa Response"), dated March 14, 2016, to the claims set forth in a complaint filed by the Company in the U.S. District Court for the Northern District of Texas on February 25, 2016.[2] In the Sessa Response, Sessa "admit[ed] that Livingston does not currently hold a license as a Certified Public Accountant." In addition, we note that Mr. Livingston has previously misrepresented himself as a CPA in other Commission filings, which include filings of the following companies: (i) Rand Worldwide, Inc.; (ii) Cott Corporation; (iii) QLT, Inc.; and (iv) Nexsan Technologies, Inc. The Company is deeply troubled by this misrepresentation by Mr. Livingston. Not only does this inconsistency call into question Mr. Livingston's character and integrity, it also raises concerns with respect to Sessa's judgment in light of its definitive proxy statement claim that Mr. Livingston's "experience in…corporate finance makes him well qualified to serve as a director of the Company."

<u>Sessa misrepresents the trading history of proposed nominee Philip Livingston.</u>

---

[1] A copy of the Livingston Questionnaire is attached hereto as <u>Exhibit A</u>.

[2] A copy of the Sessa Response, which was included in Sessa's DEFN14A filed on March 15, 2016, is attached hereto as <u>Exhibit B</u>.

We respectfully direct the Staff to Sessa's definitive proxy statement, dated February 26, 2016, which states that Philip Livingston purchased 4,000 shares of the Company's common stock on January 19, 2016 (the "January Purchase").

As an initial matter, we note that Sessa's preliminary proxy statement, filed on February 12, 2016, stated that the January Purchase occurred on January 9, 2016. On February 21, 2016, the Company requested from Sessa information related to the January Purchase, including confirmation of the order and settlement dates of the trade. Sessa responded on the same day, and stated that the January 9 date in the Preliminary Proxy Statement was a typographical error. In this response, Sessa did not state when the trade was actually made or provide any further information or documentation in support of this assertion.

The January Purchase was not disclosed in the Livingston Questionnaire. In this regard, we note that, pursuant to Article I, Section 11 of the Bylaws (the "Advance Notice Provision"), Sessa is required to notify the Company of any inaccuracy or change in any information submitted under the Advance Notice Provision within two business days of becoming aware of such inaccuracy or change in order for its notice of nomination to be valid. Sessa provided no such timely notification with respect to the January Purchase. Sessa instead waited more than two weeks to disclose the January Purchase in its DFAN14A filed on February 4, 2016.

In addition, we note that in connection with the questionnaires, each of the nominees agreed to contact the Company's General Counsel and Secretary, David A. Brooks, immediately upon discovering that any questionnaire answer was inaccurate or if any event occurs subsequent to the applicable nominee's completion of the questionnaire that would require a change to any of the answers in the questionnaire. None of the proposed nominees, including Mr. Livingston, made such contact with Mr. Brooks.

<u>Mr. Livingston's January 2016 purchase of Ashford Prime common stock may have been in violation of insider trading laws.</u>

Mr. Livingston's purchase of Ashford Prime common stock may have been in violation of federal securities laws, which prohibit trading in breach of a fiduciary or other duty of relationship of trust and confidence while in possession of material, non-public information ("MNPI"). Specifically, Mr. Livingston traded in Company securities while in possession of MNPI related to Sessa's undisclosed plans and proposals for Ashford Prime and its assets ("Sessa's Company Plans or Proposals"), which Sessa has not publicly disclosed as of the date of this letter. If Mr. Livingston effectuated the January Purchase without the prior authorization of Sessa and while in possession of MNPI relating to Sessa's Company Plans or Proposals, Mr. Livingston engaged in insider trading by "misappropriat[ing] confidential information for securities trading purposes, in breach of a duty owed to the source of the information."

* * *

        In connection with this response to the Staff's comment, the Company acknowledged to me and I therefore acknowledge on its behalf that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

- Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

- the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please do not hesitate to contact me at 212-504-5757 if there are any comments or questions concerning the foregoing or if I can be of assistance in any way.


Sincerely,

/s/ Richard M. Brand
Richard M. Brand


cc: David A. Brooks
     Chief Operating Officer, General Counsel and Secretary
     Ashford Hospitality Prime, Inc.

Exhibit A


CERTIFICATE
of Proposed Nominee for Election to the Board of Directors
of Ashford Hospitality Prime, Inc.


The undersigned individual (the "Proposed Nominee"), in connection with his proposed nomination for election to the board of directors of Ashford Hospitality Prime, Inc. (the "Corporation") by Sessa Capital (Master), L.P., does hereby certify that—

(1) the Proposed Nominee is not, and will not become, a party to any agreement, arrangement or understanding with any person or entity other than the Corporation in connection with service or action as a director that has not been disclosed to the Corporation; and

(2) the Proposed Nominee will serve as a director of the Corporation if elected.

Attached hereto as Exhibit A is a completed Directors' and Officers' Questionnaire in the form obtained from the Corporation and executed by the Proposed Nominee.

IN WITNESS WHEREOF, the Proposed Nominee has executed this certificate as of January __, 2016.



Philip B. Livingston

Exhibit A

Directors' and Officers' Questionnaire

(See following pages.)

DEFINITIONS

1. "Associate."

"Associate" means: (1) any corporation or organization (other than the Company or a majority-owned subsidiary of the Company) of which you are an officer or partner or are, directly or indirectly, the beneficial owner (as defined in Section II) of 10% or more of any class of *equity securities*; or (2) any trust or other estate in which you have a substantial beneficial interest or as to which you serve as a trustee or in a similar fiduciary capacity.

2. "Control."

"Control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a company, whether through the ownership of voting securities, by contract or otherwise. An *executive officer* or director of a company generally is considered to control that company. If you are in doubt as to the meaning of "control" in a particular context, you should consult with the Company's legal counsel.

3. "Equity Security."

The definition of "equity security" encompasses more than common and preferred stock. It includes for instance convertible debt instruments as well as warrants and options to acquire stock or similar securities. If you have a question as to the proper characterization of your holdings you should consult with the Company's legal counsel.

4. "Executive Officer."

"Executive officer" means the chief executive officer or president of a company, any vice president of it in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy-making function or any other person who performs similar policy-making functions for the company. Executive officers of subsidiaries may be deemed executive officers of a company if they perform policy-making functions for the company.

5. "Immediate Family Member."

An "immediate family member" includes your spouse, parents, stepparents, children, stepchildren, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law, and any person sharing your household (other than employees or tenants).

6. "Related Person."

A "related person" means, with respect to any person, (i) any affiliate or *associate* of such person, (ii) the employer of such person, (iii) any affiliate of such person's employer, and (iv) if such person is being nominated as a director of the Company, the person or entity making the nomination and any affiliate of such nominating person or entity.

See John Petry's response as to related person responses and information.

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Ashford Hospitality Prime, Inc.

Directors' and Officers' Questionnaire

GENERAL INSTRUCTIONS

Pursuant to Section 11(a)(4) of the Amended and Restated Bylaws of Ashford Hospitality Prime, Inc. (the "Company"), any individual proposed to be nominated by a stockholder of the Company for election at the Company's annual meeting of stockholders is required to, among other things, complete and return this Questionnaire. Please complete this Questionnaire, sign and date it, and return one signed copy to Jim Plohg by email at jplohg@ashfordinc.com or by mail at Ashford Hospitality Prime, Inc., 14185 Dallas Parkway, Suite 1100, Dallas, TX 75254.

Please use the utmost care in responding to this Questionnaire. If the answer to any of the questions is "no," "none" or "not applicable," please so indicate. Please do not leave any questions unanswered. Italicized terms are defined at the beginning of this Questionnaire. Appendix A contains a list of all of the subsidiaries of the Company.

If at any time before the Annual Meeting you discover that your answer to any question was inaccurate, or if any event occurring after you have completed this Questionnaire would require a change in your answers to any questions (including any transaction reducing, increasing or otherwise affecting your beneficial ownership of the Company's securities), please contact Jim Plohg by telephone at (972) 778-9534 immediately.

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GENERAL INFORMATION

Question 1: **Name and Date of Birth.**

Please set forth your full name and date of birth.

Answer: PHILIP BRYAN LIVINGSTON

Question 2: **Family Relationships.**

Do you have any *immediate family member* who is a director, *executive officer*, or nominee or person chosen to become a director or *executive officer* of the Company, its parent, or any of its subsidiaries (as listed in Appendix A)?

YES _____ NO ___✓___

If yes, please identify the individual and describe the nature of the relationship.

Question 3: **Principal Occupation and Employment; Background Information.**

(a) Please give a brief account of your business experience (together with applicable dates), including your principal occupations and employment during that period, including but not limited to:

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(i)   any position as an *executive officer*, partner, principal or member;

(ii)   the name and principal business of any company, partnership or other entity in which the occupations and employment were carried on; and

(iii)   whether the company, partnership or other entity is a parent, subsidiary or other affiliate of the Company. For purposes of this question, an "affiliate" of the Company is an individual or entity that, directly or indirectly (through one or more intermediaries) *controls*, is *controlled* by, or is under common *control* with the Company.

If you are an *executive officer* of the Company and have been employed by the Company for less than five years, the biography should also include a brief explanation of the nature of your responsibilities in prior positions. What is required is information relating to the level of your professional competence, which may include, depending upon the circumstances, specific information such as the size of the operation supervised.

If you are currently serving as a director of the Company, based on information previously provided and the Company's records, the following draft biography has been prepared for you for inclusion in the Proxy Statement. To the extent it does not include any detail that is responsive to the requirements described above, includes placeholders or otherwise includes inaccurate information, please provide the necessary information by revising the description below so that it is accurate, complete and responsive to the requirements described above.

If you have been nominated to become a director of the Company, please provide a draft biography containing all applicable information described above.

Answer:

See attached page

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Question 3

a. – operating executive with significant experience as CEO, CFO and board member

May 2014 – October 2015 - CEO – Ambassadors Group Inc., Spokane, WA – student travel industry

April 2009 – October 2013 - CEO – LexisNexis Web Based Marketing Solutions, New Providence, NJ – legal business services

This covers the last five years. A full resume is attached hereto.

Draft biography

Philip Livingston served as Chief Executive Officer and a director of Ambassadors Group, a provider of People To People educational travel services from May 2014 to October 2015. Prior to joining Ambassadors Group, he was Chief Executive Officer of LexisNexis Web Based Marketing Solutions until October 2013. Mr. Livingston joined LexisNexis in April 2009 as Senior Vice President of Practice Management (software applications for the legal industry). In the past, Phil served as Chief Financial Officer for Celestial Seasonings, Inc., Catalina Marketing Corporation and World Wrestling Entertainment.

From 1999 to 2003 he served as President of Financial Executives International, the leading professional association of chief financial officers and controllers. In that role he led the organization's support of regulatory and corporate governance reforms culminating in the Sarbanes-Oxley Act. He has served on numerous public and private company boards including Broadsoft Corporation, Insurance Auto Auction, Cott Corporation, MSC Software and Seitel Inc. He is currently a director of SITO Mobile and Rand Worldwide Inc.

Mr. Livingston earned a BA in Business Management and a BS in Government and Politics from the University of Maryland and a MBA in Finance and Accounting from the University of California, Berkeley.

(b)   Please indicate all positions and offices with the Company, its parent or any subsidiary that you presently hold. State your term of office and the period during which you have served in the office.

Answer: None

(c)   If you are, or have been nominated to become, a director of the Company, please indicate whether at any time in the past you were an *executive officer* of the Company, its parent or any of its subsidiaries. State the position you held and the dates you held the position.

Answer: None

(d)   If you are, or have been nominated to become, a director of the Company, please describe all experience, qualifications, attributes and skills that you believe are relevant to your service as a director (e.g. industry, financial, international or marketing experience), including your educational background (including all Colleges/Universities attended, major, minor, degrees and advanced degrees obtained, etc.).

Answer: Numerous public company directorships.
Numerous public company executive officer positions.
CPA, MBA

(e)   If you are, or have been nominated to become, a director of the Company, were you ever suspended, placed on probation, expelled or allowed to resign in lieu of

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discipline from any College or University attended, or otherwise subjected to discipline by any College or University? If yes, please provide a detailed explanation below.

Answer: *No*

(f) If you are, or have been nominated to become, a director of the Company, have you ever been terminated, disciplined, laid-off or permitted to resign in lieu of termination from any employment position? If yes, please provide a detailed explanation below.

Answer: *I've been terminated multiple times. All under normal circumstances and never due to any improprieties*

(g) If you are, or have been nominated to become, a director of the Company, have you ever been suspended, censured, reprimanded or disqualified as a member of a profession or as a holder of public office? If yes, please provide a detailed explanation below.

Answer: *No*

(h)   If you are, or have been nominated to become, a director of the Company, have you ever been denied a license or had a license revoked for any business, trade or profession (e.g., a gaming license or an attorney, real estate broker, physician license)? If yes, please provide a detailed explanation below.

Answer: No

(i)   If you are, or have been nominated to become, a director of the Company, have you ever defaulted on any loans or other debt? If yes, please provide a detailed explanation below.

Answer: No

(j)   If you are, or have been nominated to become, a director of the Company, do you have any condition or impairment (including, but not limited to, substance abuse, alcohol abuse, or a mental, emotional, or nervous disorder or condition) that in any way affects or would affect your ability to effectively and responsibly serve as a director of the Company? If yes, please provide a detailed explanation below.

Answer: No

(k)   If you are, or have been nominated to become, a director of the Company, please describe any experience creating stockholder value in the short term and long term and please provide your views with respect to whether you favor short term value over

long term value or vice versa. Please provide an explanation of how you analyze short term value creation and long term value creation, including an explanation of how you arrive at an appropriate discount rate in evaluating long term value. Please provide an explanation of how you equate opportunities realizing short term value, such as a sale of the Company, versus long term value increases through other opportunities.

Answer: I've had extensive experience with value creation as both an executive or as a director. I always favor long-term value creation versus short-term. I believe that risk assessment and the strategic context are important frameworks for the proper decision-making process.

(l)   If you have been nominated to become a director of the Company, please provide a detailed explanation of the reasons you desire to be a director of the Company and explain what actions you would plan to take as a director of the Company during your term. Please disclose any specific actions you believe the Company should undertake regarding a sale of the Company or pursuit of other strategic alternatives. Please disclose whether your primary interest in serving as a director is related to effecting any such specific actions or plans. Please describe why you are particularly suited to serve as a director of the Company and what strengths and experience you bring to the board of the Company that are not possessed by members of the current Company board.

Answer: I find that serving as a director leverages my many business experiences and knowledge. It is rewarding personally to help companies build shareholder value. I have a long-term track record of doing the right thing for all shareholders. I intend to assess the situation and help the full board pursue the proper course in our collective judgment.

Question 4:   Service on Public Company and Investment Company Boards.

Please respond to the following questions only if you are, or have been nominated to become, a director of the Company.

List all other directorships and board committee memberships you have previously held or currently hold at any company required to file periodic reports with the SEC or "investment company" registered under the Investment Company Act of 1940.

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COMPANY	TIME PERIOD (MO. & YR.)	EXPIRATION OF CURRENT TERM	COMMITTEE MEMBERSHIPS

See attached list

Question 5: Other Director and Officer Positions.

Please respond to the following questions only if you are, or have been nominated to become, a director of the Company. If you also are, or have been chosen to become, an *executive officer*, you should skip this question and proceed to Question 6.

(a)   Have you ever served as a director or officer of, or performed similar functions at, any other entity (public or private)? (Omit entities listed in response to Question 4 and entities exempt from tax under Section 501(c)(3) of the Internal Revenue Code.)

YES _____   NO __✓_____   all listed in #4

If yes, please specify the entity name(s) and your position within the entity(ies), and indicate whether the Company and the entity(ies) are competitors.

(b)   If you have served as an *executive officer* or officer at any other entity (including your principal place of employment, if any), has any *executive officer* of the

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Question #4

BOARD DIRECTORSHIP EXPERIENCE

2014 – PRESENT – AMBASSADORS GROUP INC.
- Ambassadors Group was a student travel company. It was a public company listed on the NASD.

2014 – PRESENT – SITO MOBILE
- SITO is an emerging public company in the mobile advertising industry. My term and service will end with the upcoming annual meeting on February 18, 2016.
- Chairman of the compensation committee and member of audit committee

2014 – PRESENT – RAND WORLWIDE
- Rand is a leading VAR of computer aided design (CAD) software. The company specializes in the support and training of AutoDesk applications. Kamin Limited Partners introduced me to the company.

2007 – 2012 – NEXSAN TECHNOLOGIES, INC. – THOUSAND OAKS, CA – DIRECTOR & AUDIT COMMITTEE CHAIRMAN
- Nexsan, a private company, is a leading provider of secondary storage devices an archival compliance software. Nexsan was sold to a strategic investor in 2012. RRE Ventures introduced me to Nexsan.
- Chairman of the audit committee. Member of governance and compensation commities.

2005 – 2010 – BROADSOFT CORPORATION – GAITHERSBURG, MD - DIRECTOR & AUDIT COMMITTEE CHAIRMAN
- Broadsoft went public in 2011 and is the leading provider of voice over the Internet enterprise software. Columbia Capital introduced me to this opportunity.
- Chairman of audit committee

2007 – 2010 – SEITEL, INC. - HOUSTON, TX – DIRECTOR & AUDIT COMMITTEE CHAIRMAN
- Seitel is a leader in oil and gas seismic data. The company was recently taken private by ValueAct Capital in a leveraged buyout with $400 million of high-yield debt and a $300 million equity investment. ValueAct introduced me to the company.
- Chairman of audit committee.

2003 – 2009 – APPROVA CORPORATION – RESTON, VA – DIRECTOR & AUDIT COMMITTEE CHAIRMAN
- Approva was an enterprise software development company focused on ERP system controls. The company was private and venture capital-backed by New Enterprise Associates, Columbia Capital, Novak Biddle and Sierra Ventures. Approva was sold to a strategic investor in 2009. Active role in 2005 assisting with sales opportunities and strategic initiatives. Leveraged relationships to introduce the company to their first customers in 2003. NEA introduced me to this opportunity.
- Chairman of audit committee

2003 – 2009 – COTT CORPORATION -- TORONTO - DIRECTOR, AUDIT COMMITTEE CHAIRMAN & GOVERNANCE COMMITTEE
- Cott is the leading manufacturer of retailer-branded carbonated soft drinks. The company has revenue of $1.5B, and is listed on the NYSE. Korn Ferry introduced me to this opportunity.
- Chairman of audit committee and member of governance committee.

2007 – 2008 – QLT, INC. – VANCOUVER, BC – DIRECTOR
- QLT is a publicly traded pharmaceutical company focused ocular therapeutic drugs and drug delivery. The company was under significant pressure from activist shareholders. During my year on the board, we significantly downsized the company and hired Goldman Sachs to evaluate strategic alternatives and liquidate many assets. Jana Partners introduced me to the company.
- Member of audit committee.

2005 – 2006 – MSC SOFTWARE, INC. – SANTA ANA, CA – DIRECTOR & AUDIT COMMITTEE CHAIRMAN
- MSC is a $400M provider of virtual product development software. NASTRAN is used by the aerospace and automotive industries to develop and certify products in a safe and efficient manner. The company was

delinquent in its SEC filings and without an auditor when I joined as audit committee chairman. We successfully restated previously issued financial statements and regained listing on the NASDAQ. ValueAct Capital introduced me to the company.

- Member of audit committee.

2003 – 2005 – INSURANCE AUTO AUCTION, INC. – CHICAGO, IL – DIRECTOR & AUDIT COMMITTEE CHAIRMAN

- IAAI is a leading automobile salvager on behalf of insurance companies. In 2005 the board ran a formal auction process and sold the company in a very successful $385M transaction. Stock tripled during my tenure. IAAI's board was number 2 in the Chicago Tribune's top boards list in 2005. IAAI was listed on NASDAQ. ValueAct Capital introduced me to the company.
- Chairman of audit committee

2003 – 2004 – CATALINA MARKETING CORPORATION – ST. PETERSBURG, FL – DIRECTOR

- Joined the board during a financial reporting restatement crisis. Successfully retained new auditors and got the company back on track with NYSE and other regulators. Catalina is the leading behavior-based electronic marketing services company. The opportunity to serve a company where I previously served as CFO was a personal highlight and very rewarding.
- Member of audit committee

2000 – 2002 – INTRADADO CORPORATION – BOULDER, CO – DIRECTOR & AUDIT COMMITTEE CHAIRMAN

Intrado provided 911 data quality assurance. Chairman of audit committee.

Company served on the compensation committee or the board of that entity, or otherwise determined compensation for executives of that entity?

YES _____   NO _____

If yes, please give specifics:

(c)   Are you currently, or at any time in the past were you, a director or *executive officer* of any other entity in which any person (or any affiliate or *associate* of such person) proposing you for election to the board of the Company is affiliated?

YES _____   NO ____✓_____

If yes, please give specifics:

(d)   Are you currently, or at any time in the past were you, or are or were any of your *immediate family members* or *related persons*, (1) a director, *executive officer* or other employee of, an investor in, or a business partner with, any entity that is a direct or indirect competitor of the Company (including any alternative lodging or accommodation companies or businesses) or (2) a director, *executive officer* or other employee of, or an investor in, or a business partner with, any person or entity that is a vendor or customer of the Company?

YES _____   NO ____✓_____

If yes, please give specifics:

Question 6:   Other Director and Officer Positions.

Please respond to the following questions only if you are, or have been chosen to become, an *executive officer* of the Company. Otherwise, you should skip this question and proceed to Question 7.

N A

(a)   Have you served as a director or officer of, or performed similar functions at, any other entity (public or private)? (Omit entities exempt from tax under Section 501(c)(3) of the Internal Revenue Code.)

YES _____   NO _____

If yes, please specify the entity name(s) and your position within the entity(ies), and indicate whether the Company and the entity(ies) are competitors.

(b)   If your answer to Question (a) above states that you served as a director of another entity, has any member of the Company's board served as an *executive officer* of that entity?

YES _____   NO _____

If yes, please give specifics:

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(c)   If your answer to Question (b) above is yes, did you serve on the compensation committee of that entity or otherwise determine compensation for executives of that entity?

YES _____   NO _____

If yes, please give specifics:

Question 7: Involvement in Certain Legal Proceedings.

(a)   Have any of the following events ever occurred:

(i)   Was a petition under the Federal bankruptcy laws, or any state insolvency law, filed by or against you, or was a receiver, fiscal agent or similar officer appointed by a court for the business or property of: (1) yourself, (2) any partnership or limited liability company in which you were a partner or member, or (3) any corporation or business association of which you were a director or *executive officer*?

YES _____   NO ____✓_____

(ii)   Were you convicted in a criminal proceeding, or are you the subject of a criminal proceeding which is presently pending? Omit traffic violations.

YES _____   NO ____✓_____

(iii)   Were you the subject of any order, judgment or decree of any court permanently or temporarily enjoining you: (1) from acting as a futures commission

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merchant, introducing broker, commodity trading adviser, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission (the "CFTC"), or an associated person of any of the foregoing; or as an investment adviser, underwriter, broker or dealer in securities; or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company; or from engaging in or continuing any conduct or practice in connection with such activity; or (2) from engaging in any type of business practice; or (3) from engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws?

YES _____   NO ___✓___

(iv)   Were you the subject of any order, judgment or decree of any federal or state authority barring, suspending or otherwise limiting your right to engage in any activity described in subparagraph (iii) above, or to be associated with persons engaged in any of these activities?

YES _____   NO ___✓___

(v)   Has any court, the SEC or the CFTC imposed a sanction against you or found you to have violated any federal or state securities or commodities laws?

YES _____   NO ___✓___

(vi)   Were you the subject of, or a party to, any order, judgment, decree, sanction or finding, of any court or administrative body, or any regulator (such as the SEC, the CFTC or a stock exchange, commodity exchange or other equivalent organization), involving (x) an alleged violation of any federal or state laws or regulations relating to: (1) securities or commodities; (2) financial institutions or insurance companies; or (3) mail or wire fraud, or fraud in connection with any business entity; or (y) in the case of a regulator, any other regulations, rules, or other matters to which the regulator has disciplinary authority?

YES _____   NO ___✓___

(vii)   Have you been (1) cited, arrested, taken into custody, charged with, indicted, convicted or tried for, or pleaded guilty to the commission of any felony, misdemeanor or violation of any law, or (2) charged with, or named as a defendant or

13

party in any civil, governmental, regulatory or professional association proceeding or action alleging fraudulent conduct, breach of any fiduciary obligation, any act involving moral turpitude or any offense involving dishonesty, breach of trust, fraud, deception, misfeasance, money laundering or other misconduct or impropriety, or agreed to enter into a pretrial diversion or similar program in connection with a prosecution of such offense?

YES _____   NO _____✓_____

(viii)   Have you otherwise been a party to or involved in (1) any investigation by any civil, governmental, regulatory or professional association or entity or (2) any civil or criminal proceeding, in each case, not covered by the answers above?

YES _____   NO _____✓_____

(ix)   Have you been disqualified from acting as a director of a company (or from being involved in the management or conduct of the affairs of any company), or agreed at the request of any other person or body that you will not be a director of a company or in any way be concerned or take part in the promotion, formation or management of a company?

YES _____   NO _____✓_____

(b)   Do you or any of your *immediate family members* or *associates* have any claims against the Company or any of its subsidiaries; or are you or any of your *immediate family members* or *associates* a party adverse to the Company or any of its subsidiaries in any legal proceeding; or do you or any of your *immediate family members* or *associates* have a material interest adverse to the Company or any of its subsidiaries in any legal proceeding?

YES _____   NO _____✓_____

(c)   With respect to the following, are you aware of any claims or pending legal proceedings against the Company, any of its subsidiaries or any of its properties involving:

(i)   any pending legal proceeding (or group of proceedings involving the same legal or factual issues) which would involve any claim for monetary damages; or

14

(ii)   any pending administrative or judicial proceeding arising under any federal, state or local provisions regulating the discharge of materials into the environment or primarily for the purpose of protecting the environment which would involve a claim for monetary damages; or

(iii)   any proceeding by a governmental authority; or

(iv)   any material bankruptcy, receivership, or similar proceeding.

YES _____   **NO** _____✓_____

     If the answer to any of the foregoing questions in subparts 7(a), (b) or (c) above is yes, provide a full description of the event or events and your connection therewith (attach a supplemental page if necessary) and copies of all complaints, pleadings and opinions made or issued in connection with such proceedings. You may explain any mitigating circumstances associated with any event or events identified.

15

II

SECURITY OWNERSHIP

The questions in this section relate to beneficial ownership of the Company's *equity securities*. In determining the existence of beneficial ownership, the following principles should be considered:

General rule. Under SEC rules, you are deemed to "beneficially own" or be the "beneficial owner" of any security with respect to which you have or share, directly or indirectly, through any contract, arrangement, understanding, relationship, agreement or otherwise:

- Voting power, which includes the power to vote, or to direct the voting of, the security; and/or

- Investment power, which includes the power to dispose, or to direct the disposition of, the security.

You are also the beneficial owner of a security if you, directly or indirectly, create or use a trust, proxy, power of attorney, pooling arrangement or any other contract, arrangement, or device with the purpose or effect of divesting yourself of beneficial ownership of a security or preventing the vesting of beneficial ownership.

Some specific applications of this definition of beneficial ownership are:

- Family situations. Although the determination of beneficial ownership is a question to be determined in light of the facts of each particular case, family relationships may result in your having, or sharing, the power to vote, or direct the voting of, or dispose, or direct the disposition of, shares held by your family members. In view of the broad definition of "beneficial ownership," it may be prudent to include these shares in your beneficial ownership disclosure and then disclaim beneficial ownership of these securities in Question 9.

- Shares held by others for your benefit. There are numerous instances in which you may have, or share, voting or investment power (as defined above) over securities, although the securities are held by another individual or entity. For example, you may have or share this power in securities held for you or family members living with you by custodians, brokers, relatives, executors,

16

administrators or trustees; securities held for your account by pledgees; securities owned by a partnership in which you are a member; and securities owned by a corporation which is or should be regarded as a personal holding company of yours or is controlled by you.

- Shares held by you for the benefit of others. Beneficial ownership of securities also includes securities held in your name as a trustee, custodian or other fiduciary where you have, or share, voting or investment power with respect to the securities.

- Options and other rights to acquire securities. In addition to being the beneficial owner of securities over which you have, or share, voting or investment power, the SEC has determined that you are deemed to be the beneficial owner of a security if you have a right to acquire beneficial ownership of (*i.e.*, the right to obtain or share voting or investment power over) the security at any time within 60 days. Examples of these rights would include the right to acquire: (a) through the exercise of any option, warrant or similar right; (b) through conversion of any security; or (c) pursuant to the power to revoke, or the provision for automatic termination of, a trust, discretionary account or similar arrangement. Also, if you have acquired or hold any options, convertible securities or power to revoke a trust with the "purpose or effect" of changing or influencing control of the Company, you are deemed the beneficial owner of the underlying securities upon acquisition, without regard to the 60-day rule stated above.

Question 8: Securities Holdings.

(a)   As to each class of *equity securities* of the Company, Ashford Hospitality Trust, Inc., Ashford, Inc., or parents, subsidiaries or affiliates of any of the foregoing, state in the table below the total number of shares or other units beneficially owned by you or any *related person* in each case as of the date you complete this Questionnaire.

TITLE OF *EQUITY SECURITY*	NUMBER OF SHARES OR OTHER UNITS BENEFICIALLY OWNED

None

17

(b)   Are any of the shares or other units disclosed in answer to Question (a) pledged as security?

YES _____   NO _____   *N A*

If yes, please indicate the total number of shares or other units pledged as security.

(c)   Are any of the shares or other units disclosed in answer to Question (a) held in a margin account?

YES _____   NO _____   *N A*

If yes, please indicate the total number of shares.

In the table provided below:

(d)   If, as a result of applying the rules regarding beneficial ownership summarized at the beginning of this section, you or any **related person** have included in the amount stated in answer to Question (a) above under "Number of Shares or Other Units Beneficially Owned" shares or units not issued in your or such **related person's** name, please provide details as to the nature of the beneficial ownership of the shares or other units and state the amount of shares or units owned; and

(e)   If, as a result of applying the rules regarding beneficial ownership summarized at the beginning of this section, you or any **related person** have excluded from the amount stated in the answer to Question (a) above under "Number of Shares or Other Units Beneficially Owned" shares or units which are issued in your or such **related person's** name, please state the amount excluded and explain why you or such **related person** is not the beneficial owner of the shares or units.

18

	Title Of Equity Security	Number Of Shares Or Units	Nature Of Beneficial Ownership	Explanation
(a) Shares or Units Included but Issued in Another's Name		NA		
(b) Shares or Units Excluded but Issued in Your or a *Related Person's* Name				

(f)   Of the total number of shares or units beneficially owned by you or a *related person*, as reported in answer to Question (a), indicate below the amounts as to which you or such *related person* have sole or shared voting or investment power and the amount as to which you or such *related person* have the "right to acquire beneficial ownership" (as defined in the rules regarding beneficial ownership summarized at the beginning of this Section II).

	Common Stock	Other
Number of shares or units as to which you or such *related person* have sole voting power	NA	
Number of shares or units as to which you or such *related person* have shared voting power		
Number of shares or units as to which you or such *related person* have sole investment power		
Number of shares or units as to which you or such *related person* have shared investment power		
Number of shares or units as to which you or such *related person* have the "right to acquire beneficial ownership"		

(g)   Has the Company adjusted the exercise price of or otherwise repriced any of your or any *related person's* options?

YES _____   NO ____✓_____

(h)   Are you aware of any transactions since January 1, 2015 for which you or any *related person* did not timely file a Form 3 or Form 4?

YES _____   NO ____✓_____

If yes, please describe.

(i)   Did you or any *related person* have any transactions, exempt from Form 4 filing, which now need to be reported on Form 5? (The most common transactions exempt from Form 4 reporting involve gifts, certain acquisitions involving less than $10,000, and certain transactions relating to employee benefit plans.)

YES _____   NO ____✓_____

If yes, please describe.

(j)   Are you aware of any other securities filings, including any filings on Schedule 13G or Schedule 13D, for which you or any *related person* did not make timely, complete and accurate filings or from which any required information was omitted or which otherwise violated applicable law?

YES _____   NO ____✓_____

If yes, please describe.

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(k)   Have you or any *related person* purchased or sold any financial instruments, including prepaid variable forward contracts, equity swaps, collars or exchange funds, that are designed to (1) produce economic benefits and risks that correspond in any way to the ownership by you or such *related person* of the number of shares of the Company's *equity securities* specified or referenced in such instrument or (2) hedge or offset any increase or decrease in the market value of any *equity securities* of the Company?

YES _____   NO _____✓_____

If yes, please describe in detail and include a detailed trading history with respect to such securities.

(l)   Do you or any *related person* know of any person or entity that has purchased or sold any financial instruments, including prepaid variable forward contracts, equity swaps, collars or exchange funds, that are (1) designed to produce economic benefits and risks to the person or entity that correspond in any way to the ownership by such person or entity of a number of shares of the Company's *equity securities* specified or referenced in such instrument, regardless of whether obligations under such instrument are required or permitted to be settled through the delivery of cash, shares or other property, or (2) hedge or offset any increase or decrease in the market value of any *equity securities* of the Company?

YES _____   NO _____✓_____

If yes, please describe in detail and include a detailed trading history with respect to such securities.

21

(m)   If you have been nominated to become a director of the Company by a stockholder of the Company, all information set forth in this Question 8 should be provided with respect to such stockholder as your *related person* and, in addition, a detailed summary of the security holdings of such stockholder should be provided, including the aggregate amount of assets under management by such stockholder, the percentage of such stockholder's total investments that the investment in the Company represents, the details of any redemptions by investors in such stockholder, and a detailed trading history of such stockholder with respect to any *equity securities* of the Company, Ashford Hospitality Trust, Inc., Ashford, Inc., or parents, subsidiaries or affiliates of any of the foregoing, and any derivative securities of the type set forth in (l) above with respect to the Company, Ashford Hospitality Trust, Inc., Ashford, Inc., or parents, subsidiaries or affiliates of any of the foregoing.

Question 9:   Disclaimer of Beneficial Ownership.

Do you or any *related person* wish to disclaim beneficial ownership of any securities referred to above?

YES _____   NO _____✓_____

If yes, please set forth below the number of shares or units, the circumstances upon which the disclaimer of beneficial ownership is based, the name of the individual(s) or entity(ies) who should be shown as the beneficial owner(s) of the shares or units, and your or such *related person's* relationship to the individual(s) or entity(ies).

22

Question 10: Securities Holdings of Certain *Immediate Family Members*.

Does any *immediate family member* who shares your household (including any child away at college) beneficially own any *equity securities* of the Company, its parent or any subsidiary?

YES _____   NO _____✓_____

If yes, please indicate below the name of each *immediate family member*, your relationship with him or her, and the amount of shares owned.

Question 11: 5% Holders of Company Securities.

Do you know of any individual (including yourself or any *related person*), entity or group that beneficially owns more than 5% of the Common Stock of the Company?

For purposes of this question, a "group" exists when two or more individuals or entities (1) act in concert or in parallel, or towards a common goal, with respect to changing or influencing the Company in any way or manner or (2) act as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of any issuer.

YES _____✓_____   NO _____

23

If yes, please state name and address of the individual or entity, or the name and address of each member of the group, and the number of shares beneficially owned as of the date you complete this Questionnaire.

Name of Beneficial Owner	Address	Number of Shares
Sessa Capital	NY, NY	

DIRECTORS' COMPENSATION

YOU SHOULD COMPLETE THIS SECTION ONLY IF YOU ARE A DIRECTOR OF THE COMPANY. IF YOU ARE, OR HAVE BEEN CHOSEN TO BECOME, AN EXECUTIVE OFFICER OF THE COMPANY, YOU SHOULD PROCEED TO QUESTION 14.

Question 12:

N A

The Company's records indicate you received the compensation below for your services as a director during the fiscal year ended December 31, 2015. These amounts do not include reimbursement of expenses for attendance at meetings and similar expenses. Is this information correct?

YES _____   NO _____

If no, please provide correct information.

Director Compensation in Fiscal 2015

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation (including perquisites and other personal benefits)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)

Question 13:

NA

Did you receive any other payment from the Company, whether for your services as a director or otherwise, during the fiscal year ended December 31, 2015?

YES _____   NO _____

If yes, please state the amount of the payment and describe the reason for the payment.

CERTAIN TRANSACTIONS AND RELATIONSHIPS

Question 14: Transactions Involving *Immediate Family Members*.

Please identify on the chart in Appendix B whether any of your *immediate family members* is an *executive officer* or partner of, or owns in excess of a 10% equity interest, in any firm, corporation, or other business or professional entity (including self-employment and sole proprietorships), and provide the name(s) of the *immediate family member* and the entity in which he or she holds that position or interest and the amount of the *immediate family member's* equity or partnership interest. In addition, please provide the names of any *immediate family members* who share your household and information about their employment (principal occupation and employment, and name of employer).

Question 15: Transactions in which the Company is a Participant.

Have you, any of your *immediate family members* or any *related person* ever had a direct or indirect financial interest in any transaction, or in any proposed transaction, in which the Company, Ashford Hospitality Trust, Inc., Ashford, Inc., or parents, subsidiaries or affiliates of any of the foregoing was or is to be a participant?

For purposes of this question:

- A "transaction" includes but is not limited to any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) and any series of transactions, arrangements or relationships that are similar.

- This question requires disclosure of indirect, as well as direct, interests in a transaction. If you or any of your *immediate family members* or *related persons* are an officer or partner of, or own in excess of a 10% equity interest in (including self-employment and sole proprietorships), a firm, corporation, or other business or professional entity that engages in a transaction with the Company, Ashford Hospitality Trust, Inc., Ashford, Inc., or parents, subsidiaries or affiliates of any of the foregoing, you or your *immediate family members* or *related persons*, as

applicable, have an indirect interest in the transaction and you should report the transaction in response to this question.

- You need not provide information about compensation you received in your capacity as an *executive officer* or director of the Company, Ashford Hospitality Trust, Inc., Ashford, Inc., or parents, subsidiaries or affiliates of any of the foregoing.

YES _____   NO ___✓_____

If yes, identify the individual(s) or entity(ies) involved and state the nature of your or their interest in the transaction, the amount of the transaction, the amount of your or their interest in the transaction, and, if the individual or entity is an *immediate family member* or *associate*, describe the nature of their relationship to you and to the Company, Ashford Hospitality Trust, Inc., Ashford, Inc., or parents, subsidiaries or affiliates of any of the foregoing, if any. (Attach a supplemental page if necessary.)

NA

Description of Transaction	Individual or Entity Involved	Nature of Interest / Relationship	Amount of Transaction	Amount of Interest

NA

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Question 16: Indebtedness

Have you or any of your *immediate family members* or *related persons* ever been indebted to the Company or any of its subsidiaries (either directly or indirectly) in any amount?

For purposes of this question:

- This question requires disclosure of indirect, as well as direct, interests in a transaction. If you or your *immediate family members* or *related persons* are an officer or partner of, or own in excess of a 10% equity interest in (including self-employment and sole proprietorships), a firm, corporation, or other business or professional entity that engages in a transaction involving indebtedness to the Company or its subsidiaries, you or your *immediate family members* or *related persons* have an indirect interest in the transaction and you should report the transaction in response to this question.

- Include (with respect to yourself only) any instances where the Company, either directly or indirectly (including through a subsidiary), extended or maintained credit for you, arranged for the extension of credit, or renewed any extension of credit.

- Exclude all amounts due for purchases of goods and services subject to usual trade terms and for ordinary travel and expense payments.

YES _____   NO _____✓_____

If yes, state:

(a)   the name of the indebted party;

(b)   the nature of your relationship to that party;

(c)   the largest aggregate amount of indebtedness outstanding at any time;

(d)   the nature of the indebtedness and of the transaction in which it was incurred;

29

(e)   the amount of indebtedness outstanding as of the latest practicable date (indicating that date);

(f)   the amount of principal and interest paid; and

(g)   the rate of interest paid or charged thereon, if any.

Question 17: Relationships with Law and Investment Banking Firms.

(a)   Have you or any of your *immediate family members* or *related persons* been a member of, or of counsel to, a law firm that the Company has retained or that the Company proposes to retain during the current fiscal year?

YES _____   NO _____✓_____

(b)   Have you or any of your *immediate family members* or *related persons* been a partner or *executive officer* of any investment banking firm that performed services for the Company (other than as a participating underwriter in a syndicate) or that the Company proposes to have perform services during the current fiscal year?

YES _____   NO _____✓_____

If the answer to either of the foregoing questions is yes, state (and attach a supplemental page if necessary):

(i)   the identity of the entity with which the Company has such a relationship;

(ii)   the nature of your or any of the aforementioned person's or entity's affiliation with the entity;

(iii)   the nature of the relationship between the entity and the Company; and

(iv)   the amount of business conducted between the Company and the entity or proposed to be conducted during the Company's current fiscal year.

Question 18: Arrangements Affecting Control.

(a)   Do you know of any arrangements, including any pledge of securities of the Company, the operation of the terms of which has resulted since January 1, 2015 or may, at a subsequent date, result in a change in *control* of the Company?

YES _____   NO _____✓_____

If yes, please briefly describe the agreement, the parties thereto and the number and class of securities involved.

(b)   Do you know of or believe that any arrangements exist pursuant to which more than 5% of any class of the Company's stock is held or is to be held subject to any voting trust or other similar arrangement (including through a trading plan implemented under Rule 10b5-1)?

YES _____   NO _____✓_____

If yes, please explain.

(c)   If you are, or have been chosen to become, an *executive officer* of the Company, are you party to any employment, change in *control* or termination contract, agreement, plan or arrangement with the Company or its subsidiaries?

YES _____   NO _____   NA

31

If yes, please explain.

Question 19: Indemnification.

Do you know of any provision, other than the Maryland General Corporation Law, the Charter and Bylaws of the Company, the Company's indemnification agreements and the Company's officers' and directors' liability insurance policy, under which any director, person nominated to be a director, officer or *controlling* person of the Company is or would be insured or indemnified in any manner against any liability which he or she may incur in his or her capacity as such?

YES ___✓___   NO _____

If yes, please describe the provision.

Standard indemnification agreement

Question 20: Arrangements as to Election.

(a)   If you are, or have been nominated to become, a director of the Company, (i) were you proposed to be elected pursuant to any arrangement or understanding between yourself and any other individual or entity (except directors and officers of the Company acting solely in their capacities as such) or (ii) are you party to any agreement, arrangement or understanding between yourself and any individual or entity related to your service as a director?

YES _____   NO ___✓___

32

If yes, provide the names of the other individual(s) or entity(ies) and a detailed description of the arrangement or understanding (including copies of any written agreements and all emails and correspondence with such individual or entity).

(b)   If you have been nominated to become a director of the Company, will you, at the time of your election, in your individual capacity and on behalf of any person on whose behalf your nomination is made, be in compliance, if elected as a director of the Company, with the Company's Corporate Governance Guidelines and Code of Business Conduct and Ethics, including all applicable, publicly disclosed conflict of interest, confidentiality, stock ownership and insider trading policies and guidelines of the Company?

YES   ✔   NO _____

If no, please describe.

(c)   If you have been nominated to become a director of the Company by a stockholder of the Company and are aware of any other stockholder of the Company (other than the stockholder nominating you) who (i) supports your nomination for election as a director of the Company or (ii) is acting in concert or in parallel or towards a common goal with any individual or entity who is nominating you for election as a director of the Company, please list such stockholder's name and address below and provide a detailed description of any conversations or discussions with such stockholder concerning your nomination for election as a director (including copies of any emails or other written correspondence).

NAME   **ADDRESS**

None

33

(d) <u>If you have been nominated to become a director of the Company</u>, have you discussed any of the following with any individual or entity nominating you for election as a director of the Company, any individual or entity acting in concert or in parallel or towards a common goal with you or any individual or entity nominating you, any of your *related persons*, any other stockholder of the Company, any member of the media or press or any other person or entity: (i) any plans or proposals regarding a change of *control* of the Company (including a sale of the Company and, in such case, the terms under which such sale should take place, the value that should be obtained thereby and the analysis conducted to arrive at such terms and valuation (including the applicable discount rate)); (ii) any plans or proposals for the sale or other disposition of more than 20% of the Company's assets, as determined by the book value or fair market value of such assets; (iii) any plans or proposals for the sale or disposition of more than 20% of the Company's *equity securities* to one or more third parties; (iv) any plans or proposals to change the management or policies or investment policies of the Company; or (v) any changes to the Company's leadership or business strategy?

YES _____ NO ____✓____

If yes, please identify the individual or entity with whom you had such discussion(s), describe any such plans or proposals, and discussions related to any of the foregoing, in detail and provide copies of any emails or other written correspondence regarding such plans or proposals.

(e)   If you have been nominated to become a director of the Company, have you had discussions with any individual or entity nominating you for election as a director of the Company, any individual or entity acting in concert or in parallel or towards a common goal with you or any individual or entity nominating you, any of your *related persons*, any other stockholder of the Company, any member of the media or press or any other person or entity, in each case, regarding such person's plans or proposals relating to or thoughts or views concerning: (i) any Company matters or business which it intends to introduce or act upon at any upcoming meeting of the stockholders of the Company; (ii) how such individual or entity plans to vote its shares of the Company's *equity securities*, or how it believes shares should be voted, at any upcoming meeting of the stockholders of the Company; or (iii) such individual's or entity's plans, strategies or objectives with respect to the Company or its investment in the Company's *equity securities*?

YES ___✓___   NO _____

If yes, please identify the individual or entity with whom you had such discussion(s), describe any such plans or proposals in detail and provide copies of any emails or other written correspondence regarding such plans or proposals.

I've discussed some of these matters with John Petry of Sessa Capital

(f)   If you have been nominated to become a director of the Company, have you had discussions with any individual or entity nominating you for election as a director of the Company, any individual or entity acting in concert or in parallel or towards a common goal with you or any individual or entity nominating you, any of your *related persons*, any other stockholder of the Company, any member of the media or press or any other person or entity regarding the Company's strategic review process or strategies to maximize the value of the Company, including but not limited to any sale of the Company or any acquisitions, mergers, spin-offs, divestitures or sales of debt or *equity securities*?

YES ___✓___   NO _____

35

If so, please identify such third parties and provide a detailed description of such discussions, including any related analysis, emails, correspondence or documentation. Please also disclose whether you believe, or if any of such persons have expressed the view that, any one specific strategic alternative (such as a sale of the Company) is the only appropriate or viable alternative for the Company to pursue and, if so, please provide a detailed explanation of the rationale for such belief or view.

John Petry and I have discussed the importance of furthering all shareholders interests by evaluating all strategic alternatives.

(g)   If you have been nominated to become a director of the Company, have you had any discussions or have any of your *related persons* had any discussions with any person or entity encouraging or discouraging such person or entity with respect to purchasing any *equity securities* of the Company, Ashford Hospitality Trust, Inc., Ashford, Inc., or parents, subsidiaries or affiliates of any of the foregoing, or any derivatives or other financial instruments in any way derived from, based upon or related to any *equity securities* of the Company, Ashford Hospitality Trust, Inc., Ashford, Inc., or parents, subsidiaries or affiliates of any of the foregoing?

YES _____   NO _____✓_____

If so, please identify such third parties and provide a detailed description of such discussions, including any related analysis, emails, correspondence or documentation.

(h)   If you are, or have been chosen to become, an *executive officer* of the Company, were you selected as an officer pursuant to any arrangement or understanding between yourself and any other individual or entity (except directors and officers of the Company acting solely in their capacities as such)?

YES _____   NO _____   *NA*

36

If yes, provide the names of the other individual(s) or entity(ies) and a brief description of the arrangement or understanding.

Question 21: Voting Commitments.

(a)   If you are, or have been nominated to become, a director of the Company, are you party to any agreement, arrangement or understanding with, or any commitment or assurance to, any person as to how you, if elected as a director of the Company, will act or vote on any issue or question.

YES _____   NO _____✓_____

If yes, please describe any such voting commitment.

(b)   If you are, or have been nominated to become, a director of the Company, have you ever had discussions with any other person related to how you, if elected as a director of the Company, will act or vote on any issue or question?

YES _____   NO _____✓_____

If yes, please identify the counterparty to such discussion and the details of such discussion in detail.

37

Question 22: Interest in Company Matters

    (a)   Do you or any of your *related persons* have any interest (direct or indirect) by security holdings or otherwise, in any matter (i) which may be acted upon at any meeting of stockholders or (ii) relating to the Company or any affiliate thereof (other than an interest arising from the ownership of *equity securities* where you or such *related person*, as applicable, receives no extra or special benefit not shared on a pro rata basis by all other holders of the same class or series of *equity securities*)?

    YES _____   NO   ✓_____

If yes, please describe the nature of such interest.

Question 23: Meeting Attendance.

N A

Please respond to the following questions only if you are currently a director of the Company.

    (a)   The Company's records indicate that of the [___] board meetings held during the fiscal year ended December 31, 2015, you attended [___] of these meetings, and that of the [___] meetings of the [___] committee(s) on which you serve, you attended [___] of these meetings. Is this correct?

    YES _____   NO _____

If no, please provide correct information.

    (b)   Did you attend the most recent (2015) Annual Meeting of Stockholders?

    YES _____   NO _____

Question 24: Compensation from Third Parties and Compensation to Immediate Family Members.

     (a)   Did you receive any amount (including any perquisites or other personal benefits) from any third party (individual or entity) or become a party to (or did anyone propose that you become a party to) any agreement, arrangement or understanding with any third party (individual or entity), or otherwise have discussions with any third party regarding any such agreement or arrangement, in each case, other than the Company, the primary purpose of which was or is to furnish to you direct or indirect compensation, reimbursement or indemnification in connection with services rendered by you to the Company or its subsidiaries?

     If you have any questions about whether an item is a perquisite or personal benefit, please resolve the issue in favor of disclosure.

YES _____   NO ____✓_____

     If yes, state the amount of the compensation and describe the transaction or relationship and provide a copy of any emails or written materials or correspondence with respect to any such discussions or agreement, arrangement or understanding.

     (b)   Have you received from your employer or any other person or entity any bonus or other compensation that was based on, or tied to, payments to or from the Company, transactions with the Company or financial arrangements involving the Company?

YES _____   NO ____✓_____

     If yes, state the amount of the bonus or compensation and describe the transaction or relationship.

(c)   Have any of your *immediate family members* or *related persons* received any amount from the Company or its subsidiaries, under any transaction or due to any relationship, the primary purpose of which was to furnish compensation to you for services rendered to or with respect to the Company or its subsidiaries?

YES _____   NO _____✓_____

If yes, state the amount of the compensation and describe the transaction or relationship.

Question 25: Relationships with Outside Auditor.

(a)   Do you or any of your *immediate family members* or *related persons* have any direct or material indirect business relationships with BDO USA, LLP, the Company's outside auditor, or any of its affiliates, other than through services such entities provide to the Company?

"Indirect" business relationships should be disclosed where they are, or may be, significant, including, for example, where you or an *immediate family member* or *related person* is a substantial owner of an entity that has a significant business relationship with the Company's outside auditor.

YES _____   NO _____✓_____

If yes, please provide the name of the person or entity that has the business relationship, a description of the business relationship, and the dollar amounts involved.

(b)   If you are, or have been chosen to become, an *executive officer* of the Company, have you or any of your family members received tax advisory or related services from BDO USA, LLP, the Company's outside auditor, since January 1, 2015? For purposes of this question, "family members" include only your spouse, spousal equivalent, and dependents.

YES _____   NO _____   *NA*

If yes, please explain.

Question 26: Compensation Adviser Conflicts of Interest/Independence.

Below is a list of each compensation consulting firm and other consultant or adviser that, since January 1, 2015:

(a)   provided advice on the Company's executive or director compensation; or

(b)   provided advice on other matters to the Company's compensation committee.

The list also includes individuals working at the firm(s) who provided the advice.

FIRMS

AON Hewitt

INDIVIDUALS

William J. O'Connor

41

As to each firm and any such individual(s):

(a)   Do you or any of your *immediate family members* or *related persons* currently serve or have you or any of your *immediate family members* or *related persons* served as a partner, member, consultant or employee of that firm?

YES _____   NO _____✓_____

(b)   Have you or any of your *immediate family members* or *related persons* had any business or personal relationship with that firm or with the individual(s) working at that firm who provided the advice?

YES _____✓_____   NO _____

We used Radford (an AON company) for Comp consulting at STTO

If you are a director or *executive officer* of another organization that uses the same compensation consulting firm as the Company, or uses another adviser that also works with the Company, you need not provide information about that firm unless the same individuals are involved in providing advice to both the other organization and the Company, or there are unusual circumstances (for example, you were primarily responsible for the other organization's decision to hire the compensation consultant or adviser, or you work closely with the compensation consultant or adviser in your capacity at the other organization).

(c)   Do you know of any other factors or relationships involving (i) that firm or the individual(s) working at that firm who provided the advice, and (ii) the Company or any Company director or *executive officer*, that may create an actual or apparent conflict of interest or independence issue with respect to the work of that firm?

YES _____   NO _____✓_____

If the answer to any of foregoing questions is yes, provide details below. If you or your *immediate family members* or *related persons* participated in that firm's compensation consulting practice, or personally worked on the Company's compensation matters, you should include information about that.

42

Question 27: Transactions Involving Iran and Certain Other Parties.

Have you or any *related person*: (a) participated in any transactions involving Iran or the Government of Iran, including but not limited to: (i) transactions relating to Iran's petroleum industry, and (ii) transactions that could facilitate Iran's development or acquisition of weapons of mass destruction or other advanced weapons; or (b) participated in any transactions with persons or entities that the U.S. government has identified as being involved with terrorism or weapons of mass destruction?

For purposes of this question:

- "Participated" in a transaction includes situations where you are not directly involved in the transaction, such as a transaction on your behalf or a transaction where you have a significant relationship with another party (such as a family member or entity) involved in the transaction. If you have a question about whether you "participated" in a transaction, you should resolve the issue in favor of disclosure or consult with the Company's legal counsel.

- A "transaction" includes but is not limited to any transaction involving the provision of goods, services, technology, financing or other support.

- The Government of Iran includes any political subdivision, agency or instrumentality of the Government of Iran, any entity at least 50% owned (or otherwise *controlled*) by the Government of Iran, and any person acting for or on behalf of the Government of Iran.

- If you are a director or *executive officer* of another public company (or have been during the last fiscal year), you need not provide information about any Iran-related activities involving that company.

YES _____   NO _____✓_____

If yes, please give specifics:

43

Question 28: Compliance with "Outside Director" Requirements of Internal Revenue Service Regulation 1.162-27(e)(3).

Please respond to the following questions only if you are, or have been nominated to become, a director of the Company. If you also are an *executive officer*, or have been chosen to become, an *executive officer*, you may skip these questions.

(a)   Are you are a former employee of the Company, its parent or any of its subsidiaries (for purposes of this question, the Company, its parents and its subsidiaries are referred to collectively as the "Affiliated Group") who received compensation for your prior services (other than benefits under a tax-qualified retirement plan) since January 1, 2015?

YES _____ NO _____✓_____

If yes, please state the amount and nature of the compensation and the member of the Affiliated Group from which the compensation was received.

(b)   (i) Since January 1, 2015, did you or any entity (including any sole proprietorship, trust, estate, partnership, corporation or other entity) in which you own, or have owned, in excess of a 50% beneficial ownership (as defined in Section II above) interest: (1) receive payments, either directly or indirectly, from a member of the Affiliated Group in exchange for property or services (other than your service as a director) provided to the Affiliated Group; or (2) enter into any (or remain a party to any previously entered into) agreement by which you or the entity are entitled to receive payments for property and services provided to the Affiliated Group?

YES _____ NO _____✓_____

44

(ii) (1) Are you, or have you been since January 1, 2015, an employee of or self-employed by; or (2) have you owned since January 1, 2015, a beneficial ownership interest (as defined in Section II above) of at least 5% but not more than 50% in: any entity (including any sole proprietorship, trust, estate, partnership, corporation or other entity) to which the Affiliated Group made or proposes to make any payments in exchange for property or services (other than services as director of a member of the Affiliated Group)? For purposes of this question, being "an employee of or self-employed by" an entity includes serving as a partner, principal or member of, and serving as a consultant, independent contractor or in a similar role at, the entity.

YES _____   NO _____✓_____

If yes, does the amount of the payments made or proposed to be made by the Affiliated Group exceed the lesser of: (i) 5% of the entity's gross revenues for its last fiscal year; or (ii) $60,000?

YES _____   NO _____ N A

(iii) Are you, or have you been since January 1, 2015, employed or self-employed by an entity (including any sole proprietorship, trust, estate, partnership, corporation or other entity) that performed personal services for the Affiliated Group? For purposes of this question: (1) being "an employee of or self-employed by" an entity includes serving as a partner, principal or member of, and serving as a consultant, independent contractor or in a similar role at, the entity; and (2) "personal services" includes personal or professional services such as legal, accounting, investment banking, management consulting and similar services.

YES _____   NO _____✓_____

If your response to any part of Question (b) is yes, please indicate the amount of each payment, the goods or services provided, the Affiliated Group member making or required to make the payments, and, if payment is not made to you, the nature of your interest in the entity receiving payment.

Question 29: Transactions with Promoters.

If you are a promoter of the Company, please:

(a)   State the nature and amount of anything of value (including money, property, contracts, options or rights of any kind not reported elsewhere herein) received, or to be received, by you, directly or indirectly, from the Company and the nature and amount of any assets, services or other consideration received, or to be received, by the Company.

(b)   As to any assets acquired, or to be acquired, by the Company from you, state the amount at which the assets were or are to be acquired and the principle followed or to be followed in determining the amount and identify the persons making the determination and their relationship, if any, with the Company or any promoter. If the assets were acquired by you within two years prior to their transfer to the Company, also state the cost to you.

For purposes of this question, a "promoter" includes: (a) any person who, acting alone or in conjunction with one or more other persons, directly or indirectly took initiative in founding and organizing the business or enterprise of the Company; or (b) any person who, in connection with the founding and organizing of the business or enterprise of the Company, directly or indirectly received, or will receive, in consideration of services or property, or both services and property, 10% or more of any class of securities of the Company or 10% or more the proceeds from the sale of any class of such securities. However, a person who received, or will receive, such securities or proceeds either solely as underwriting commissions or solely in consideration of property shall not be deemed a promoter within the meaning of this paragraph if the person did not otherwise take part in founding and organizing the Company.

Answer:

NA

Question 30: Other Circumstances.

Are you aware of any circumstances or other information not otherwise disclosed in your answers to the other questions herein which might impair your suitability to be a director of a company whose shares or securities are listed on the NYSE or would otherwise affect the import of any of the other answers to the above questions?

YES _____   NO ____✓_____

If your response is yes, please describe such circumstances or other information in detail below.

**If you are, or have been nominated to become, a director of the Company, please also complete the independence questionnaire that is attached hereto as Attachment A.

    I hereby acknowledge, by my execution and dating of this Questionnaire in the places indicated below, that my answers to the foregoing questions are true and correct to the best of my information and belief. If I am a nominee for director, I confirm my consent: (a) to being named as a nominee in the proxy statement; and (b) to serve if elected at the Annual Meeting. If I am a nominee for director, I agree, if elected, to abide by the Company's Bylaws, Corporate Governance Guidelines and Code of Business Conduct and Ethics, including all conflict of interest, confidentiality, stock ownership and insider trading policies and guidelines of the Company.

    If at any time before the Annual Meeting I discover that my answer to any question was inaccurate, or if any event occurs subsequent to my completion of this Questionnaire would require a change in my answers to any questions, I agree to contact David Brooks by telephone at (972) 778-9207 immediately.

DATED: 1/8/16


(Signature)

APPENDIX A

SUBSIDIARIES

AHP SMA GP, LLC

AHP SMA, LP

Ashford Chicago GP LLC

Ashford Chicago LP

Ashford Chicago Junior Mezz LLC

Ashford Chicago Senior Mezz LLC

Ashford HHC III LLC

Ashford HHC Partners III LP

Ashford Hospitality Prime, Inc.

Ashford Hospitality Prime Limited Partnership

Ashford Prime OP General Partner LLC

Ashford Prime OP Limited Partner LLC

Ashford Philadelphia Annex GP LLC

Ashford Philadelphia Annex LP

Ashford Pier House GP LLC

Ashford Pier House LP

Ashford Pier House Mezz A LLC

Ashford Pier House Mezz B LLC

Ashford Plano-M LP

Ashford Prime TRS Corporation

Ashford San Francisco II LP

Ashford Sapphire III GP LLC

Ashford Sapphire VII GP LLC

Ashford Seattle Downtown LP

Ashford Seattle Waterfront LP

Ashford Tampa International Hotel, LP

Ashford Thomas LLC

Ashford TRS Chicago II LLC

Ashford TRS Chicago Junior Mezz LLC

Ashford TRS Chicago Senior Mezz LLC

Ashford TRS Philadelphia Annex LLC

Ashford TRS Pier House LLC

Ashford TRS Pier House Mezz A LLC

Ashford TRS Pier House Mezz B LLC

Ashford TRS Sapphire III LLC

Ashford TRS Sapphire VII LLC

Ashford TRS Yountville LLC

Ashford Yountville LP

Ashford Yountville GP LLC

CHH III Tenant Parent Corp.

CHH Capital Hotel GP LLC

CHH Capital Hotel Partners LP

CHH Capital Tenant Corp.

CHH Torrey Pines Hotel GP LLC

CHH Torrey Pines Hotel Partners LP

CHH Torrey Pines Tenant Corp.

RC Hotels (Virgin Islands), Inc.

APPENDIX B

IMMEDIATE FAMILY MEMBER *EXECUTIVE OFFICER* POSITIONS
AND BUSINESS OWNERSHIP

Name of *Immediate Family Member*	Relationship to You	Name of *Immediate Family Member's* Business or Entity	*Executive Officer* or Ownership Position(s)
	NOME		

PHILIP B. LIVINGSTON

CORPORATE EXECUTIVE
CEO / COO / PRESIDENT

Seasoned operating professional with broad leadership experience. Proven track record of fixing tough business problems, focusing on bottom-line results and enhancing shareholder value; repeated role as change agent and turnaround executive, streamlining processes to optimize productivity and aligning employees toward key objectives.

CEO experience with three companies. Former director of numerous public companies. Past CEO of Financial Executives International, the not-for-profit professional association for financial officers. CFO experience with four public companies. Corporate finance experience specialized in public market financings with two initial public offerings (IPO), numerous secondary offerings and investor relations.

EXECUTIVE MANAGEMENT EXPERIENCE

MAY 2014 – OCTOBER 2015 – CEO - AMBASSADORS GROUP INC – SPOKANE, WA

AGI was a public company (NASD:EPAX) in the student travel industry. The company operated the People To People Ambassadors brand. Revenues of $100M and 14,000 travelers attended company programs on all seven continents. Brought in by activist shareholders to restructure the company, reduce expenses, dispose of non-strategic assets and evaluate strategic direction.

- After completing one full business cycle and evaluating a number of strategic alternatives and exit strategies, recommended that the company be dissolved and liquidated before significant shareholder value was lost.
- Implemented wind down and distributed excess cash to shareholders, and closed the business in a successful soft landing for employees and vendors.
- Sold non-strategic assets including a business unit and large headquarters facility.
- Delayered the organization structure and reduced headcount by 20% within 60 days of joining the company.
- Integrated digital media tactics to ongoing direct mail campaign and information meetings go-to-market business model. Implemented streaming video broadcasts and other digital marketing programs to align product marketing with customer preferences.

APRIL 2009 – OCTOBER 2013 – LEXISNEXIS CORPORATION – NEW PROVIDENCE, NJ
2012 – 2013 CEO - MARTINDALE-HUBBELL (LAWYERS.COM)
2009 – 2012 CEO - LEXISNEXIS MARKETING AND BUSINESS SOLUTIONS DIVISION
APRIL 2009 – SEPTEMBER 2009 – SVP – PRACTICE MANAGEMENT SOFTWARE SOLUTIONS

Martindale-Hubbell was the leader in online marketing services for attorneys. The division had $200M in revenue, 600 employees and provided marketing services to 25,000 law firm clients. Services included lead generation, website design, SEO, social media campaigns coupled with proprietary connections to the authoritative attorney and law firm directory. The digital properties included Lawyers.com, the leading destination for consumers looking for a lawyer or legal information, and Martindale.com, the leading destination for lawyers seeking lawyers in a specialized practice area or local geography.

- Focused strategy and resources on lead generation web-based services for small law firms. Spearheaded review of cost structure, organization structure and productivity analysis. Implemented recommendations that delayered and significantly reduced headcount and total operating costs.
- Drove Lawyers.com content and user experience improvements producing over three million unique visitors a month. Fast moving market required constant innovation and reinvention of products for mobile devices. Launched APIs and mobile apps at early stages of those developments.
- In 2012 tasked with leading the disposition/sale of Martindale-Hubbell, as marketing services was no longer strategic to the broader company. Sale successfully closed on October 31, 2013.
- For most of LexisNexis tenure, led the broader Marketing and Business Solutions division included Martindale-Hubbell and a collection of leading legal software applications. Total revenue under my management was

PHILIP B. LIVINGSTON

$280M. Applications included SaaS and enterprise offerings. Specific products included InterAction (CRM), PCLaw (accounting and billing), TimeMatters (matter management), Juris, Redwood Analytics and atVantage.

- ◆ Initially brought in to run the software solutions business leveraging my software experience at Approva and Broadsoft. Promoted to run a broader piece of LexisNexis after five months.

2007 – 2009 – TOUCHTUNES MUSIC CORPORATION – NEW YORK, NY
CHIEF FINANCIAL OFFICER
TouchTunes has 36,000 digital jukeboxes in bars and restaurants in North America. The company designs, manufactures and distributes jukeboxes through a direct sales force and distributor network. The company was privately held and had $70M in revenue and approximately 150 employees.

- ◆ Initially recruited to join the company's board of directors, but the company was in severe financial distress and needed a CFO. Within 60 days of joining the company, completed a $50M debt refinancing with Goldman Sachs.
- ◆ The company became profitable during my tenure. Implemented significant cost reduction programs and strong inventory controls.
- ◆ The company also completed two acquisitions during 2007 and 2008.

MARCH 2006 - SEPTEMBER 2006 – DUFF & PHELPS, LLC – NEW YORK, NY
CHIEF FINANCIAL OFFICER
Duff and Phelps is a professional services firm that provides valuation, investment banking and consulting to corporate clients.

- ◆ Introduced by Vestar Capital as the business had recently been divested by McGraw Hill.
- ◆ Managed all finance and accounting operations. Principle challenge and accomplishment was post-acquisition integration of financial operations of $140 million consulting business.
- ◆ Completed difficult first-time, external audit and creation of financial statements for the new entity.

2003 – 2005 – WORLD WRESTLING ENTERTAINMENT – STAMFORD, CT
CHIEF FINANCIAL OFFICER AND MEMBER OF THE BOARD OF DIRECTORS
WWE is an integrated media and entertainment company producing the top-rated television shows Raw and SmackDown! WWE is listed on the NYSE, employed 400 people and had revenue of $375M. The business is 70% owned by the McMahon family.

- ◆ Dramatically improved profitability by reducing overhead costs and implementing systematic budget and business review processes. In one year, operating income reached $80M compared to $27M in the year prior to my arrival. Generated analyst research coverage from four new firms. There was no analyst coverage prior to my arrival. Completed $81M secondary stock offering on behalf of selling family members. UBS acted as lead underwriter. Initiated and completed the implementation of full ERP system – JD Edwards.
- ◆ Responsibilities included finance, investor relations, planning, information technology and facilities.

1999 - 2003 – FINANCIAL EXECUTIVES INTERNATIONAL – FLORHAM PARK, NJ
PRESIDENT AND CHIEF EXECUTIVE OFFICER
FEI is the preeminent membership association for chief financial officers, controllers and treasurers. FEI is a not-for-profit with revenue of approximately $10M and 50 employees.

- ◆ Installed as CEO to revitalize and turn around the 70-year-old institution as a contemporary and technology-driven organization. Greatly increased advocacy efforts on behalf of finance profession.
- ◆ Significant participation in formulation and passage of the Sarbanes Oxley Act of 2002 culminating in White House signing ceremony.
- ◆ Personally led web-based product development through high-energy management style, technological know-how and creativity.
- ◆ Implemented many new communication and web-based initiatives that received dramatic, positive member/customer reaction. Led a staff of 50, board of 25 and $10 million operation.

1995 - 1998 – CATALINA MARKETING CORPORATION - ST. PETERSBURG, FL
SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

Catalina Marketing is an in-store marketing services company. Its network of computers and printers in installed in over 40,00 retail grocery and drug stores. The company was public and had revenue of $350M. It is now privately owned by Berkshire Partners.

- Member of executive management group with full responsibility for finance, information technology, investor relations and human resources. Managed overall staff of approximately 120.
- Operational responsibilities for 80-person technology department that developed, maintained and implemented the company's core in-store promotions. P&L and operational responsibility for the company's internet business, Supermarkets OnLine.
- Significant accomplishments included upgrading finance, information technology and human resources staff, reducing the capitalization of the company by 8% through $50 million share repurchase.
- Recipient of 1996 President's Club Award.
- The company experienced substantial revenue, earnings and cash flow growth through a unique combination of packaged goods marketing competency and software engineering.

1993 - 1995 – CELESTIAL SEASONINGS , INC. - BOULDER, CO
VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
Celestial Seasonings is the leading specialty team manufacturer in the US. It remains a famous story of entrepreneurial achievement. The company had $90M in revenue. Today the brand is part of Hain-Celestial.

- Awarded 1994 Chairman's Golden Tea Cup Award as the outstanding executive of the year.
- Successfully completed $42M initial public offering four months after joining the company. Simultaneously closed $38M credit facility, bringing total refinancing to $80M. Subsequently completed secondary offering on behalf of private equity sponsor Vestar Capital, completing their exit and participation in the investment.

1989 - 1993 – KENETECH CORPORATION - SAN FRANCISCO, CA
VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
Kenetech was an independent power company and owned U.S. Wind Power, an early pioneer in wind power. The company owned and operated thousands of wind turbines in California. Today its windplant operations and products are owned by GE.

- Responsible for all finance and administration of this $250M, 500 employee, alternative energy company. Completed initial public offering consisting of $100M public senior note offering (rated B/B3). Direct management responsibility for energy plant operations for 250 megawatt wind power facility staffed by 150 employees. Closed $21M private placement of convertible preferred stock. Coordinated $10M "Dutch auction" stock repurchase from shareholders and $25M limited partnership buy-back. Recipient of 1990 CEO's Award for Outstanding Planning.

1985 - 1989 – GENENTECH, INC. - SOUTH SAN FRANCISCO, CA
MANAGER OF GENERAL AUDIT; MANAGER OF CAPITAL PLANNING; FINANCIAL REPORTING COORDINATOR
Genentech is the well-known biotechnology industry pioneer.

- Joined the company just prior to the approval and launch of the company's first commercial recombinant DNA pharmaceutical product. Personally conceived and designed early buyout of R&D partnerships. Transactions represented $450M acquisition. Represented accounting function in $150M convertible debt public offering.

1982 - 1985 – ARTHUR YOUNG & COMPANY - SAN FRANCISCO, CA
SENIOR AUDIT ACCOUNTANT

1980 - 1981 – OAKLAND RAIDERS - OAKLAND, CA
- Offensive tackle. Made the roster as a first year, free agent of the 1981 World Champion Raiders. No real playing time unfortunately. Specialized in the practice squad and bench action behind Art Shell and Henry Lawrence. Unmatched experience as participant on a team that achieved its ultimate goal.

EDUCATION AND CERTIFICATIONS
- Master of Business Administration, University of California, Berkeley

PHILIP B. LIVINGSTON

- Bachelor of Arts and Bachelor of Science, University of Maryland, College Park
- Certified Public Accountant

ACHIEVEMENTS

Member, The Economic Club of New York. Past member of advisory councils to the Financial Accounting Standards Board and the International Accounting Standards Board. Named Outstanding Alumnus of ODK, National Leadership Society.

BOARD DIRECTORSHIP EXPERIENCE

2014 – PRESENT – SITO MOBILE
- SITO is an emerging public company in the mobile advertising industry.

2014 – PRESENT – RAND WORLWIDE
- Rand is a leading VAR of computer aided design (CAD) software. The company specializes in the support and training of AutoDesk applications. Kamin Limited Partners introduced me to the company.

2007 – 2012 – NEXSAN TECHNOLOGIES, INC. – THOUSAND OAKS, CA – DIRECTOR & AUDIT COMMITTEE CHAIRMAN
- Nexsan, a private company, is a leading provider of secondary storage devices an archival compliance software. Nexsan was sold to a strategic investor in 2012. RRE Ventures introduced me to Nexsan.

2005 – 2010 – BROADSOFT CORPORATION – GAITHERSBURG, MD – DIRECTOR & AUDIT COMMITTER CHAIRMAN
- Broadsoft went public in 2011 and is the leading provider of voice over the Internet enterprise software. Columbia Capital introduced me to this opportunity.

2007 – 2010 – SEITEL, INC. – HOUSTON, TX – DIRECTOR & AUDIT COMMITTEE CHAIRMAN
- Seitel is a leader in oil and gas seismic data. The company was recently taken private by ValueAct Capital in a leveraged buyout with $400 million of high-yield debt and a $300 million equity investment. ValueAct introduced me to the company.

2003 – 2009 – APPROVA CORPORATION – RESTON, VA – DIRECTOR & AUDIT COMMITTEE CHAIRMAN
- Approva was an enterprise software development company focused on ERP system controls. The company was private and venture capital-backed by New Enterprise Associates, Columbia Capital, Novak Biddle and Sierra Ventures. Approva was sold to a strategic investor in 2009. Active role in 2005 assisting with sales opportunities and strategic initiatives. Leveraged relationships to introduce the company to their first customers in 2003. NEA introduced me to this opportunity.

2003 – 2009 – COTT CORPORATION – TORONTO - DIRECTOR, AUDIT COMMITTEE CHAIRMAN & GOVERNANCE COMMITTEE
- Cott is the leading manufacturer of retailer-branded carbonated soft drinks. The company has revenue of $1.5B, and is listed on the NYSE. Korn Ferry introduced me to this opportunity.

2007 – 2008 – QLT, INC. – VANCOUVER, BC – DIRECTOR
- QLT is a publicly traded pharmaceutical company focused ocular therapeutic drugs and drug delivery. The company was under significant pressure from activist shareholders. During my year on the board, we significantly downsized the company and hired Goldman Sachs to evaluate strategic alternatives and liquidate many assets. Jana Partners introduced me to the company.

2005 – 2006 – MSC SOFTWARE, INC. – SANTA ANA, CA – DIRECTOR & AUDIT COMMITTEE CHAIRMAN
- MSC is a $400M provider of virtual product development software. NASTRAN is used by the aerospace and automotive industries to develop and certify products in a safe and efficient manner. The company was delinquent in its SEC filings and without an auditor when I joined as audit committee chairman. We successfully restated previously issued financial statements and regained listing on the NASDAQ. ValueAct Capital introduced me to the company.

2003 – 2005 – INSURANCE AUTO AUCTION, INC. – CHICAGO, IL – DIRECTOR & AUDIT COMMITTEE CHAIRMAN
- IAAI is a leading automobile salvager on behalf of insurance companies. In 2005 the board ran a formal auction process and sold the company in a very successful $385M transaction. Stock tripled during my tenure. IAAI's board was number 2 in the Chicago Tribune's top boards list in 2005. IAAI was listed on NASDAQ. ValueAct Capital introduced me to the

company.

2003 – 2004 – CATALINA MARKETING CORPORATION — ST. PETERSBURG, FL – DIRECTOR

- Joined the board during a financial reporting restatement crisis. Successfully retained new auditors and got the company back on track with NYSE and other regulators. Catalina is the leading behavior-based electronic marketing services company. The opportunity to serve a company where I previously served as CFO was a personal highlight and very rewarding.

2000 – 2002 – INTRADADO CORPORATION – BOULDER, CO – DIRECTOR & AUDIT COMMITTEE CHAIRMAN

- Intrado provided 911 data quality assurance services to the telecom industry. The company was listed on the NASDAQ.

Exhibit B

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)
INFORMATION REQUIRED IN PROXY STATEMENT
Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934
(Amendment No.)

Filed by the Registrant ☐   Filed by a Party other than the Registrant ☒

Check the appropriate box:

☐   Preliminary Proxy Statement

☐   **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**

☐   Definitive Proxy Statement

☒   Definitive Additional Materials

☐   Soliciting Material Under Rule 14a-12

ASHFORD HOSPITALITY PRIME, INC.
(Name of the Registrant as Specified in its Charter)
SESSA CAPITAL (MASTER), L.P.
SESSA CAPITAL GP, LLC
SESSA CAPITAL IM, L.P.
SESSA CAPITAL IM GP, LLC
JOHN E. PETRY
LAWRENCE A. CUNNINGHAM
PHILIP B. LIVINGSTON
DANIEL B. SILVERS
CHRIS D. WHEELER
(Name of Person(s) Filing Proxy Statement, if Other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒   No fee required.

☐   Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

    (1)   Title of each class of securities to which transaction applies:

    (2)   Aggregate number of securities to which transaction applies:

    (3)   Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

    (4)   Proposed maximum aggregate value of transaction:

    (5)   Total fee paid:

☐   Fee paid previously with preliminary materials.

☐   Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    (1)   Amount Previously Paid:

    (2)   Form, Schedule or Registration Statement No.:

    (3)   Filing Party:

    (4)   Date Filed:

On March 14, 2016, Sessa Capital (Master), L.P. posted the following material to http://FixAshfordPrime.com:

UNITED STATES DISTRICT COURT
FOR THE NORTHERN DISTRICT OF TEXAS
DALLAS DIVISION

ASHFORD HOSPITALITY PRIME, INC.,
 	
     Plaintiff,
 	
v.
 	
SESSA CAPITAL (MASTER), L.P., SESSA CAPITAL GP, LLC, SESSA CAPITAL IM, L.P., SESSA CAPITAL IM GP, LLC, JOHN E. PETRY, PHILIP B. LIVINGSTON, LAWRENCE A. CUNNINGHAM, DANIEL B. SILVERS and CHRIS D. WHEELER,
 	
     Defendants;	

SESSA CAPITAL (MASTER), L.P.,
 	
     Counterclaim-Plaintiff;
 	
v.
 	
ASHFORD HOSPITALITY PRIME, INC.,
 	
     Counterclaim-Defendant
	NO. 3:16-cv-00527-N

SESSA CAPITAL (MASTER), L.P.
 	
     Third-Party Plaintiff,
 	
v.
 	
ASHFORD INC., ASHFORD HOSPITALITY ADVISORS LLC, MONTY J. BENNETT, DOUGLAS A. KESSLER, STEFANI D. CARTER, CURTIS B. MCWILLIAMS, W. MICHAEL MURPHY, MATTHEW D. RINALDI, and ANDREW STRONG,
 	
     Third-Party Defendants.	

DEFENDANTS' ANSWER, COUNTERCLAIMS & THIRD-PARTY CLAIMS

ANSWER

Sessa Capital (Master), L.P., Sessa Capital GP, LLC, Sessa Capital IM, L.P., Sessa Capital IM GP, LLC, John E. Petry, Philip B. Livingston, Lawrence A. Cunningham, Daniel B. Silvers and Chris D. Wheeler (collectively "Defendants"), by and through their undersigned counsel, hereby respond to Plaintiff's Original Complaint as follows:

NATURE OF THE ACTION

1.   Ashford Prime seeks declaratory and injunctive relief to prevent Defendants from proceeding with an unfair and illegal proxy contest to seize control of the Board of Directors of Ashford Prime (the "Ashford Prime Board") on the basis of material misrepresentations and omissions intended to mislead Ashford Prime, its stockholders, and the investing public in violation of the federal securities laws, including Sections 13(d) and 14(a) of the Securities Exchange Act of 1934 (the "Exchange Act").

ANSWER: Defendants admit that Plaintiffs purport to assert claims for declaratory and injunctive relief under Sections 13(d) and 14(a) of the Exchange Act. Defendants deny the remaining allegations of this paragraph.

2.   Ashford Prime is a publicly traded corporation that invests primarily in luxury and upscale hotels in gateway and resort locations. Sessa, which Defendant Petry founded and manages, consists of a group of privately held hedge funds and affiliates that have taken a position in Ashford Prime on behalf of undisclosed investors. Although Sessa owns less than ten percent of Ashford Prime stock and has no prior management or operational experience in the hospitality industry, it seeks outright control of Ashford Prime's Board of Directors by capturing five of seven seats on the Board. Thus, Sessa seeks to trap the Company's stockholders in a partnership without providing those shareholders basic – and legally required – information about who their new controlling partners are or what they plan to do once they obtain control of Ashford Prime.

ANSWER: Defendants admit that Ashford Prime is a publicly traded corporation that invests primarily in luxury and upscale hotels in gateway and resort locations, that Petry founded and manages Sessa, and that Sessa owns less than ten percent of Ashford Prime stock. Defendants deny the remaining allegations of this paragraph.

3.　　　　The Proxy Materials and other documents filed by Sessa recklessly fail to provide critical information required for the Company's stockholders to make informed voting decisions and contain numerous false and misleading statements, as well as material omissions, including by:

•　　　　Failing to disclose plans and proposals for Ashford Prime and its assets if they prevail in the proxy contest;

•　　　　Failing to disclose the significant economic risks to the Company and its stockholders that may arise from the realization of Defendants' scheme, including by the election of the Purported Nominees to the Ashford Prime Board or the sale of the Company and its assets, including that such events may cause the Company to pay its counterparties hundreds of millions of dollars under the Advisory Agreement and Credit Agreement;

•　　　　Falsely stating that the magnitude of the Termination Fee was increased by the Third Amended Advisory Agreement, when, in fact, on any given day, the magnitude of the Termination Fee as calculated has not been altered by the amendment;

•　　　　Falsely claiming that Ashford Prime sold voting stock to holders of a limited partnership for $43,750, when, in fact, Ashford Prime received valuable consideration in the form of amendments to the Partnership Agreement for the sale;

•　　　　For several weeks, concealing Defendant Livingston's purchase of approximately $50,000 in shares of Ashford Prime's common stock while possibly in the possession of material, non-public information regarding Sessa's plans for the Company;

•　　　　Failing to disclose the formation of a "group" by Sessa and Livingston for purposes of the federal securities laws;

•　　　　Making false and materially misleading statements impugning the character, integrity and reputation of Ashford Prime's directors and management (while, at the same time, submitting for election a purported slate of nominees that has raised serious questions, with respect to potential violations of the insider trading laws and resume-padding);

•　　　　Failing to disclose that their refusal to comply with the Advance Notice Requirements likely rendered the notice of nomination invalid and that their nominees may lawfully not be permitted to stand for election; and

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•   Failing to disclose numerous messages posted in a members-only investor forum called the "Value Investors Club" founded and controlled by Defendant Petry.

      ANSWER: Denied.

      4.   It is obvious that Sessa planned to intentionally mislead the Company's stockholders into supporting a ruinous plan to strip Ashford Prime of assets and value in order to extract a short-term profit for itself and its own investors. Sessa hopes to manufacture a short- term – and short-lived – increase in Ashford Prime's stock price or a quick sale of Ashford Prime or its assets so that it can sell out of its position and get a quick profit. What Sessa has not told the public is that, at a minimum, its plans will create this fleeting increase over current depressed market prices at the expense of long-term stockholder value. At worst, its plans will trigger hundreds of millions of dollars in liabilities for Ashford Prime and its stockholders and precipitate costly and unnecessary litigation with Ashford Prime's business partners and creditors.

      ANSWER: Denied.

      5.   Defendants' scheme to install Petry and the individual Defendants (Sessa's "Purported Nominees") on the Ashford Prime Board and seize control is being perpetrated through repeated falsehoods and material omissions that appear to be intended to deprive the Ashford Prime Board and Ashford Prime's stockholders of the opportunity to meaningfully evaluate the character and qualifications of the Purported Nominees or the chance to assess the undisclosed plans that Sessa and the Purported Nominees intend to implement with respect to the Company and its assets.

      ANSWER: Denied.

6.   For example, Defendants' filings are devoid of any explanation of Defendants' plans to abandon the Ashford Prime Board's strategic review process in favor of a hasty sales process calculated to benefit the narrow, short-term interests of Defendants without regard to the long-term interests of the Company or its stockholders. Defendants' undisclosed intention to engage in a rushed sale of the Company without the benefit of a measured process may cost the Company's stockholders tens or hundreds of millions of dollars. These material omissions violate Sections 13(d) and 14(a) of the Exchange Act.

ANSWER: Denied.

7.   Defendants also have failed to disclose that the election of their Purported Nominees, and implementation of their secret plans to sell the Company and its assets, may trigger covenants in a credit agreement and an advisory agreement requiring the Company to pay its contractual counterparties hundreds of millions of dollars. Indeed, Defendants' failure to disclose these material risks suggests that, once in control of Ashford Prime, Defendants may intend to renege on the Company's contractual obligations, thus exposing the Company to potentially massive liability and costly litigation while also undermining the Company's reputation and hindering its continued ability to access the credit markets. These material omissions also violate Sections 13(d) and 14(a) of the Exchange Act.

ANSWER: Denied.

8.   In addition, unbeknownst to the Company's stockholders and the investing public, Defendants' purported slate is invalid because Defendants have refused to provide important information required by, and flatly refuse to comply with, the procedures set forth in the Company's Bylaws. In what appears to be an intentional attempt to short-circuit any meaningful evaluation of the Purported Nominees by the Ashford Prime Board or Ashford Prime's stockholders, Defendants have stonewalled repeated entreaties for additional information by the Company and the Ashford Prime Board, refusing to provide material information on the basis of, among other things, a supposed "spousal privilege." In so doing, Defendants have rendered their notice of nomination invalid, and the Company has the power to refuse to permit the Purported Nominees to stand for election at this year's annual meeting. Nowhere do Defendants disclose to Ashford Prime's stockholders that the Purported Nominees may not be permitted to stand for election at all and that a vote for them may be a nullity.

ANSWER: Denied.

9.   Sessa's refusal to comply with Ashford Prime's Advance Notice Bylaws or permit the Ashford Prime Board to vet the Purported Nominees as required by its agreements with its creditors and counterparties, moreover, plainly flows from the fact – also concealed from stockholders – that the Purported Nominees are unfit and unprepared to represent the Company's stockholders in Ashford Prime's boardroom.

ANSWER: Denied.

10.   The limited information that Defendants have provided, and what has been uncovered in the investigation undertaken by the Company, establish multiple significant misstatements relating to the Purported Nominees' trading history and qualifications that raise serious questions about their integrity and Defendants' aims. For example, Defendants failed to disclose to Ashford Prime that one of its purported nominees, Philip Livingston, purchased approximately $50,000 worth of Ashford Prime Stock while possibly in possession of material, non-public information relating to Sessa's plans and proposals for the Company and its assets. Defendants' failure to provide even basic documentation with respect to Livingston's trading in Ashford Prime's stock raises serious questions as to potential violations of the insider trading laws. The investigation also has revealed that Livingston appears to be guilty of resume-padding by falsely claiming that he is currently a Certified Public Accountant.

ANSWER: Defendants admit that Livingston does not currently hold a license as a Certified Public Accountant. Defendants deny the remaining allegations of this paragraph.

11.   Making matters worse, Plaintiffs' believe Defendants have failed to disclose that they formed a "group" for purposes of Section 13(d) despite collectively acquiring 2,334,726 shares, representing more than 8.2% of the Ashford Prime's outstanding stock. This, too, violates Ashford Prime's Bylaws.

ANSWER: Denied.

12.   As a result of Defendants' failure to comply with the federal securities laws and the Company's Bylaws, the Ashford Prime Board and the Company's stockholders have been deprived of the information necessary to evaluate the suitability of the Purported Nominees or the aims of Sessa's campaign. Defendants should not be granted an unfair advantage in their efforts to seize control of the Ashford Prime Board and must be subject to the same rules applicable to all potential candidates to serve on a board of directors under the federal securities laws.

ANSWER: Denied.

THE PARTIES

13.   Plaintiff Ashford Hospitality Prime, Inc. ("Ashford Prime") is a publicly traded Maryland corporation with a principal place of business at 14185 Dallas Parkway, Suite 1100, Dallas, Texas 75254. Ashford Prime has elected to be taxed as a REIT under the Internal Revenue Code. Ashford Prime does not have any dedicated employees and is run and operated by Ashford LLC and Ashford Inc.

ANSWER: Admitted.

14.   Non-party Ashford Hospitality Prime Limited Partnership (the "Ashford Operating Partnership") is the entity through which Ashford Prime conducts its business and owns substantially all of its assets. Ashford Prime, through its wholly owned subsidiary, Ashford Prime OP General Partner LLC, is the general partner of Ashford Operating Partnership.

ANSWER: Admitted.

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15.   Non-party Ashford Hospitality Advisors LLC ("Ashford LLC") is a limited liability company organized under the laws of Delaware. Non-party Ashford Inc. is a publicly traded Delaware corporation and is the parent company of Ashford LLC. Together, Ashford LLC and Ashford Inc. manage and operate Ashford Prime pursuant to the advisory agreement between Ashford Prime, the Ashford Operating Partnership, Ashford Prime TRS Corporation, Ashford Inc. and Ashford LLC, dated as of November 19, 2013 and amended and restated on May 13, 2014, November 3, 2014 and June 10, 2015 (the "Advisory Agreement").[1]

ANSWER: Admitted.

16.   Defendant Sessa Capital (Master), L.P. ("Sessa Capital") is a Cayman Islands exempted limited partnership with a principal place of business at 1350 Avenue of the Americas, Suite 3110, New York, New York 10019. Sessa Capital GP, LLC, ("Sessa Capital GP"), is the sole general partner of Sessa Capital. Sessa Capital IM, L.P. ("Sessa IM") is the investment adviser for Sessa Capital. Sessa IM GP, LLC ("Sessa IM GP") is the sole general partner of Sessa IM.

ANSWER: Admitted.

17.   Defendant Sessa Capital GP is a Delaware limited liability company with a principal place of business at 1350 Avenue of the Americas, Suite 3110, New York, New York 10019.

ANSWER: Admitted.

18.   Defendant Sessa IM is a Delaware limited partnership with a principal place of business at 1350 Avenue of the Americas, Suite 3110, New York, New York 10019.

ANSWER: Admitted.

19.   Defendant Sessa IM GP is a Delaware limited liability company with a principal place of business at 1350 Avenue of the Americas, Suite 3110, New York, New York 10019.

ANSWER: Admitted.

---

[1] Ashford Inc. was spun off from Ashford Trust on November 13, 2014, and entered into the Advisory Agreement on June 10, 2015.

20.   Defendant John E. Petry resides at   ***FISMA & OMB Memorandum M-07-16***   Defendant Petry is the founder of Sessa Capital and its managing partner. Defendant Petry also is the manager of Sessa Capital GP and Sessa IM GP. Defendant Petry is a Purported Nominee to the Ashford Prime Board.

ANSWER: Defendants admit that Petry resides at   ***FISMA & OMB Memorandum M-07-16***   Defendants admit that Defendant Petry is the founder of Sessa Capital, that he is the manager of Sessa Capital GP and Sessa IM GP, and that he is one of the five individuals Sessa Capital will nominate for election as directors of Ashford Prime (the "Sessa Candidates").

21.   Defendant Philip B. Livingston resides at   ***FISMA & OMB Memorandum M-07-16*** Defendant Livingston is a Purported Nominee to the Ashford Prime Board.

ANSWER: Admitted.

22.   Defendant Lawrence A. Cunningham resides at   ***FISMA & OMB Memorandum M-07-16***   . Defendant Cunningham is a Purported Nominee to the Ashford Prime Board.

ANSWER: Admitted.

23.   Defendant Daniel B. Silvers resides at   ***FISMA & OMB Memorandum M-07-16***   . Defendant Silvers is a Purported Nominee to the Ashford Prime Board.

ANSWER: Admitted.

24.   Defendant Chris D. Wheeler resides at   ***FISMA & OMB Memorandum M-07-16***   Defendant Wheeler is a Purported Nominee to the Ashford Prime Board.

ANSWER: Admitted.

JURISDICTION AND VENUE

25.   This action arises under Sections 13(d) and 14(a) of the Exchange Act, 15 U.S.C. §§ 78m(d), 78n(a), and rules and regulations promulgated thereunder.

ANSWER: Defendants admit that Plaintiffs purport to assert claims under Sections 13(d) and 14(a) of the Exchange Act, 15 U.S.C. §§ 78m(d), 78n(a), and rules and regulations promulgated thereunder. Defendants deny the remaining allegations of this paragraph.

26.   Venue in this district is proper pursuant to 28 U.S.C. § 1391 and Section of the Exchange Act, as amended, 15 U.S.C. § 78aa, because various acts or transactions constituting the offenses herein occurred within the Northern District of Texas. Among other things, Defendants' misleading proxy solicitation materials were (i) transmitted to and received by Ashford Prime, whose headquarters and principal place of business is in this District, and (ii) filed with the U.S. Securities and Exchange Commission ("SEC") in anticipation and for the purpose of their distribution to Ashford Prime's stockholders, including stockholders located within this District, in order to obtain proxies to be used at Ashford Prime's annual stockholders meeting intended to be held in this District.

ANSWER: Defendants admit that venue is proper in this district. Defendants deny the remaining allegations of this paragraph.

27.   This court has jurisdiction over the subject matter of this action based on 28 U.S.C. § 1331 and Section 27 of the Exchange Act, as amended, 15 U.S.C. § 78aa.

ANSWER: Admitted.

FACTUAL BACKGROUND

I. Ashford Prime And The Advisory Agreement

28. On November 19, 2013, Ashford Prime was spun off from Ashford Trust as a public company through the distribution of Ashford Prime's outstanding common stock to stockholders of Ashford Trust.

ANSWER: Admitted.

29. Also on November 19, 2013, Ashford Prime entered into the Advisory Agreement with Ashford LLC. Pursuant to the Advisory Agreement, Ashford LLC and, under a subsequent amendment, Ashford Inc., manage and operate Ashford Prime, including by (i) acting as Ashford Prime's advisor, (ii) implementing Ashford Prime's investment, strategies and decisions, (iii) managing Ashford Prime's day-to-day operations, subject to the supervision and oversight of the Ashford Prime Board, and (iv) providing and obtaining, on behalf of Ashford Prime, the personnel and services necessary for Ashford Prime to conduct its business.

ANSWER: Defendants admit that on November 19, 2013, Ashford Prime entered into the Advisory Agreement with Ashford LLC. Defendants lack sufficient information to form a belief as to the truth of the remaining allegations of this paragraph and therefore deny them.

30. The Advisory Agreement has (and always had) included a right to terminate the Advisory Agreement and receive a Termination Fee (the "Termination Fee") upon the occurrence of certain events that constitute a "Company Change of Control."

ANSWER: Defendants admit that the November 19, 2013 Advisory Agreement filed by Ashford Prime with its SEC filings contained a right of Ashford Prime to terminate the Advisory Agreement upon certain events defined as a "Company Change of Control" and pay Ashford LLC a "COC Termination Fee" as a result. Defendants lack sufficient information to form a belief as to the truth of the remaining allegations of this paragraph and therefore deny them.

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31.   The Advisory Agreement has been amended three times, including on or about May 13, 2014, November 3, 2014, and June 10, 2015. On each occasion, the amendments were evaluated and approved by the independent directors of the Ashford Prime Board. The terms of each of the amendments were publicly disclosed and made available to the Company's stockholders and the investing public. *See* Ashford Prime Form 8-K, filed May 14, 2014; Ashford Prime Form 10-Q, filed Nov. 7, 2014, Ex. 10.1; Ashford Prime Form 8-K, filed June 12, 2015. These amendments, and the existence of the Advisory Agreement and its terms, were publicly known and known to Defendants at all times that they invested in Ashford Prime.

ANSWER: Defendants admit that the Advisory Agreement has been amended and restated three times and that such amendments and restatements were filed with the SEC and publicly available. Defendants lack sufficient information to form a belief as to the truth of the remaining allegations of this paragraph and therefore deny them.

32.   Among other things, the most recent amendment, memorialized on June 10, 2015 as the third amended and restated Advisory Agreement with Ashford Hospitality Prime Limited Partnership, Ashford Prime TRS Corporation, Ashford Inc., and Ashford LLC (the "Third Amended Advisory Agreement"): (i) clarifies the calculation of the Termination Fee (but does not alter the magnitude of the Termination Fee, as on any given day, the magnitude of the Termination Fee as calculated under the amendment would be the same as calculated under previous amendments); and (ii) modifies the definition of "Company Change of Control" to include a change in the composition of the majority of the directors of the Ashford Prime Board. Critically, the Third Amended Advisory Agreement provides the incumbent Ashford Prime Board with the discretion to evaluate and approve properly vetted and qualified director nominees as "continuing directors." Upon such a determination by the incumbent Board, a Company Change of Control does not occur and the Termination Fee is not triggered.

12

ANSWER: Defendants admit that the Third Amended Advisory Agreement purports to modify the definition of "Company Change of Control" to include a change in the composition of the majority of the directors of the Ashford Prime Board and that it also purports to provide the incumbent Ashford Prime Board with the discretion to approve director nominees as "continuing directors" to avoid triggering the Termination Fee. Defendants deny the remaining allegations of this paragraph, and specifically deny that these purported changes to the Third Amended Advisory Agreement are valid and that the magnitude of the Termination Fee was not altered.

II.   Defendants' Coordinated Accumulation Of An Activist Position In Ashford Prime

33.   Section 13(d) of the Exchange Act was enacted to prevent the rapid secret accumulation of stock in a publicly traded company and to alert stockholders when someone is seeking control of a company.

ANSWER: This paragraph asserts legal conclusions as to which no response is required.

34.   In this regard, Section 13(d) of the Exchange Act provides that:

any person who, after acquiring directly or indirectly the beneficial ownership of any equity security of [a publicly traded company] is directly or indirectly the beneficial owner of more than five percent of the class shall, within ten days after such acquisition …file with the [SEC] a [Schedule 13D].

15 U.S.C. §78m(d).

ANSWER: This paragraph asserts legal conclusions as to which no response is required.

35.   In order to prevent an activist like Sessa from secretly warehousing shares in friendly hands, the Exchange Act and the rules enacted by the SEC require the disclosure of all members of a group of investors acting in concert. Under the rules, nominees in a proxy contest who buy shares are a part of the group and they must be included on Schedule 13D and their holdings must also be disclosed.

ANSWER: This paragraph asserts legal conclusions as to which no response is required.

36.   Between March 2015 and January 2016, Defendants purchased 2,334,726 shares of Ashford Prime common stock, making Sessa the direct and beneficial owner of 8.2% of the Company's outstanding common stock.

ANSWER: Defendants admit that Sessa purchased 2,330,726 shares of Ashford Prime common stock between March 2015 and December 2015, making Sessa the direct and beneficial owner of approximately 8.2% of the outstanding common stock. Defendants admit that Livingston purchased 4,000 shares of Ashford Prime common stock on January 19, 2016.

37.   On September 2, 2015, Sessa filed with the SEC a Schedule 13D ("Sept. 2, 2015 Sch. 13D"), disclosing its ownership of 2,060,207 shares of Ashford Prime common stock, constituting 7.2% of the outstanding common stock.

ANSWER: Admitted.

38.   On December 11, 2015, Sessa filed with the SEC an amendment to its Schedule 13D ("Dec. 11, 2015 Sch. 13D/A"), disclosing ownership of 2,330,726 shares of Ashford Prime common stock, constituting 8.2% of the outstanding common stock.

ANSWER: Admitted.

39.   On January 15, 2016, Sessa filed with the SEC an amendment to its Schedule 13D ("Jan. 15, 2016 Sch. 13D/A") and soliciting materials under Rule 14a-12 on Schedule 14A ("Jan. 15, 2016 DEFN14A"), again listing Sessa as the owner of 8.2% of Ashford Prime common stock.

ANSWER: Admitted.

40.   In January 2016, after being put forth as a Purported Nominee by Sessa, Defendant Livingston purchased 4,000 shares of Ashford Prime's common stock. Defendants never amended their Schedule 13D to disclose Livingston's secret purchase of Ashford Prime stock, and did not even disclose the purchase until it filed solicitation materials under Rule 14a-12 on February 4, 2016. Even then Sessa only disclosed this material information in the last sentence of the legend affixed to the DEFN14A (or, in other words, the fine print).

ANSWER: Defendants admit that Defendant Livingston purchased 4,000 shares of Ashford Prime's common stock on January 19, 2016. Defendants deny the remaining allegations of this paragraph.

41.   As set forth in more detail below, Livingston's purchase of Ashford Prime stock, while presumably in possession of Sessa's undisclosed proposals and plans for the Company and its assets, raises serious questions as to potential violations of the insider trading laws.

ANSWER: Denied.

42.   Equally confounding, despite collectively accumulating a large position in the Company's stock, Defendants still disclaim in Sessa's Section 13(d) disclosures on Schedule 13D to the Company, its stockholders and the investing public that they have formed and are acting as a group.

ANSWER: Denied. Defendants specifically deny that they have formed and are acting as a group.

III.   Ashford Prime Announces The Commencement Of The Strategic Review

43.   On August 28, 2015, Ashford Prime announced that the independent directors of the Ashford Prime Board decided to conduct a strategic review to explore a full range of strategic alternatives, including a possible sale of Ashford Prime (the "Strategic Review"). In connection with the Strategic Review, the independent directors retained sophisticated legal and financial advisors.

ANSWER: Defendants admit that on or about August 28, 2015, Ashford Prime made an announcement that it would conduct a strategic review. Defendants lack sufficient information to form a belief as to the truth of the remaining allegations of this paragraph and therefore deny them.

44.   The Strategic Review is and was intended to be a careful and measured process that would consider whether it was in the interests of all of Ashford Prime's stockholders to remain independent, sell the Company or some of its assets, merge with or purchase other companies or provide value or liquidity to Ashford's stockholders or pursue other alternatives. Since August 2015, the Ashford Prime Board has conducted a thorough and deliberative process with management and its legal and financial advisors to consider all available options.

ANSWER: Defendants lack sufficient information to form a belief as to the truth of the allegations of this paragraph and therefore deny them.

IV.   **Ashford Prime Engages The Sessa Defendants**

45.   Between June 10, 2015 and January 2016, Ashford Prime's management and certain members of the Ashford Prime Board met with the Sessa Defendants, including Defendant Petry, on multiple occasions to discuss Ashford Prime's long-term interests and the amendments to its Advisory Agreement.

ANSWER: Defendants admit that between July 2015 and January 2016, certain members of Ashford Prime's management and Board met with Defendant Petry and other representatives of certain of the Sessa Defendants on several occasions to discuss Ashford Prime's long-term interests, the amendments to its Advisory Agreement and other matters. Defendants deny the remaining allegations of this paragraph.

46.   In these discussions, the Sessa Defendants refused to meaningfully engage the Company in a discussion of the long-term interests of the Company and its stockholders.

ANSWER: Denied.

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47. Instead, the Sessa Defendants repeatedly urged that Ashford Prime short-circuit the Strategic Review and commence a hasty, fire-sale process in furtherance of the Sessa' Defendants' short-term interests.

ANSWER: Denied.

48. In addition, the Sessa Defendants repeatedly demanded that Ashford Prime renegotiate its Advisory Agreement with Ashford Inc. to reduce or eliminate the Termination Fee. Despite repeated requests, the Sessa Defendants refused to identify any consideration that they believed could be offered by Ashford Prime to Ashford Inc. and essentially demanded that Ashford Prime somehow repudiate the Termination Fee or obtain its reduction or elimination in exchange for no consideration.

ANSWER: Defendants admit that Defendant Petry expressed concerns regarding the Third Amended Advisory Agreement and stated his belief that Ashford Prime should, at a minimum, renegotiate the Termination Fee. Defendants otherwise deny the allegations of this paragraph.

V. Defendants Purport To Submit A Slate Of Purported Nominees Yet Refuse To Abide By The Company's Advance Notice Requirements In The Bylaws

49. Article I, Section 11 of the Ashford Prime amended and restated bylaws, dated November 5, 2013 (the "Advance Notice Requirements") governs the procedure and requirements for stockholder nominations of individuals for election to the Ashford Prime Board at an annual meeting of stockholders, including with respect to timeliness and the information that must be provided in order for such individuals to be eligible for nomination for election by stockholders as directors.

ANSWER: Defendants admit that the Advance Notice Requirements purport to establish a deadline for stockholders to notify Ashford Prime of nominations of individuals for election to the Ashford Prime Board at an annual meeting of stockholders. Defendants otherwise deny the allegations of this paragraph. Defendants further state that the Advance Notice Requirements speak for themselves and deny any characterization of the Advance Notice Requirements that differs from their literal terms.

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50.   Ashford Prime, like many other publicly-traded U.S. corporations, has adopted the Advance Notice Requirements to ensure that persons who seek to run a proxy contest to elect themselves or their designees to the Board of Directors provide to Ashford Prime and its stockholders well in advance of any election detailed information concerning their proposed slate of directors, including their background and qualifications, their investment, if any, in Ashford Prime and what they plan to do if elected. Much of this information is also required by federal proxy rules; all of it bears directly on whether a nominee or his or her backer will be a fit representative of the stockholders.

ANSWER: Denied.

51.   The Advance Notice Requirements provide that the information must be provided to the Company far enough in advance of the annual meeting to allow the Company to review and confirm the qualifications of such nominees. Failure to comply with the Advance Notice Requirements thwarts this purpose and renders any such notice of intent to nominate invalid. Where, as here, an investor refuses to abide by the Advance Notice Requirements, the Company may lawfully refuse to permit its Purported Nominees to stand for election at the annual meeting.

ANSWER: Denied. Defendants further state that the Advance Notice Requirements speak for themselves and deny any characterization of the Advance Notice Requirements that differs from their literal terms.

52.   Under the Advance Notice Requirements, stockholder nominations must be received by the Company not less than 90 days and not more than 120 days prior to the first anniversary of the date of the proxy statement for the preceding year's annual meeting.

ANSWER: Defendants admit that the Advance Notice Requirements purport to establish such deadlines. Defendants further state that the Advance Notice Requirements speak for themselves and deny any characterization of the Advance Notice Requirements that differs from their literal terms.

53.   The 2015 Annual meeting was held on May 12, 2015. Thus, the period during which stockholders could deliver a notice of nominations for the 2016 annual meeting ran from December 19, 2015 to January 18, 2016.

ANSWER: Admitted, except that because Ashford Prime's offices were closed on December 19 and 20, 2015 and January 16, 17 and 18, 2016 the period was December 21, 2016 to January 15, 2016.

54.   Defendants waited almost until the eve of that deadline, January 15, 2016, to notify Ashford Prime that Defendants intended to nominate the Purported Nominees for election to the Ashford Prime Board and provide partially completed questionnaires for each Purported Nominee (the "Nomination Materials"). Incredibly, Defendants purported to impose a deadline of February 1, 2016 for the Ashford Prime Board to "approve" the Purported Nominees and without full information deem them "continuing directors" under the Advisory Agreement, thereby preventing the occurrence of a Company Change Of Control and precluding the triggering of the Termination Fee. Defendants' demand is all the more incredible considering their refusal to provide the information required or the time necessary to make this evaluation.

ANSWER: Defendants admit that on January 15, 2016, Sessa Capital notified Ashford Prime that Sessa Capital intended to nominate the Sessa Candidates for election to the Ashford Prime Board and provided all materials required by the Bylaws. Defendants otherwise deny the allegations of this paragraph.

55.   The Advance Notice Requirements require nominating stockholders (each, a "Nominating Stockholder") to provide, with respect to each Purported Nominee, all information relating to the Purported Nominee that would be required to be disclosed in connection with the solicitation of proxies for the election of the Purported Nominee as a director in an election contest (even if an election contest is not involved), or would otherwise be required in connection with such solicitation, in each case pursuant to Regulation 14A (or any successor provision) under the Exchange Act and the rules promulgated thereunder." Bylaws, Art. I, Sec. 11(a)(3)(i).

ANSWER: Defendants admit that the Advance Notice Requirements purport to establish such a requirement. Defendants further state that the Advance Notice Requirements speak for themselves and deny any characterization of the Advance Notice Requirements that differs from their literal terms.

56.   The Advance Notice Requirements require, as to (i) the Nominating Stockholder, (ii) any Purported Nominee and (iii) any beneficial owner of shares of stock of the Company owned of record or beneficially by such stockholder (other than a stockholder that is a depositary), affiliate or person acting in concert with the Nominating Stockholder (a "Stockholder Associated Person"), the following information: the class, series and number of all shares of Ashford Prime securities owned by the Nominating Stockholder, any Purported Nominee or Stockholder Associated Person, as well as the date on which such securities were acquired and the investment intent of such acquisition. Bylaws, Art. I, Sec. 11(a)(3)(iii)(A).

ANSWER: Defendants admit that the Advance Notice Requirements purport to establish such a requirement. Defendants further state that the Advance Notice Requirements speak for themselves and deny any characterization of the Advance Notice Requirements that differs from their literal terms.

57. The Advance Notice Requirements obligate Nominating Stockholders to provide, with respect to each Purported Nominee, (i) a certificate executed by the Purported Nominees certifying that such Purported Nominee (a) is not, and will not become, a party to any agreement, arrangement or understanding with any person or entity other than Ashford Prime in connection with service or action as a director that has not been disclosed to the Company and (b) will serve as a director of the Company if elected and (ii) a completed questionnaire in the form provided by the Company that includes "all information relating to the Purported Nominee that would be required to be disclosed in connection with the solicitation of proxies for the election of the Purported Nominee as a director in an election contest (even if an election contest is not involved), or would otherwise be required in connection with such solicitation, in each case pursuant to Regulation 14A (or any successor provision) under the Exchange Act and the rules promulgated thereunder." Bylaws, Art. I, Sec. 11(4).

ANSWER: Defendants admit that the Advance Notice Requirements purport to establish such a requirement. Defendants further state that the Advance Notice Requirements speak for themselves and deny any characterization of the Advance Notice Requirements that differs from their literal terms.

58. The Advance Notice Requirements also require Nominating Stockholders to comply with all applicable requirements of state law and of the Exchange Act and the rules and regulations promulgated thereunder with respect to the Advance Notice Requirements.

ANSWER: Defendants admit that the Advance Notice Requirements purport to establish such a requirement. Defendants further state that the Advance Notice Requirements speak for themselves and deny any characterization of the Advance Notice Requirements that differs from their literal terms.

59.   The Advance Notice Requirements further require Nominating Stockholders to provide the name and address of any person who contacted or was contacted by the Nominating Stockholder or any Stockholder Associated Person about a Purported Nominee or other business proposal prior to such stockholder's notice. Bylaws, Art. I, Sec. 11(a)(3)(vi).

ANSWER: Defendants admit that the Advance Notice Requirements purport to establish such a requirement. Defendants further state that the Advance Notice Requirements speak for themselves and deny any characterization of the Advance Notice Requirements that differs from their literal terms.

60.   Moreover, the Advance Notice Requirements provide that if any information submitted by a Nominating Stockholder is inaccurate in any material respect, such information may be deemed not to have been provided in accordance with the Advance Notice Requirements.

ANSWER: Defendants admit that the Advance Notice Requirements purport to establish such a requirement. Defendants further state that the Advance Notice Requirements speak for themselves and deny any characterization of the Advance Notice Requirements that differs from their literal terms.

61.   The Advance Notice Requirements also impose an obligation on Nominating Stockholders to notify the Company of any inaccuracy or material change within two business days of becoming aware of such inaccuracy or material change, and further provide that failure to provide such update shall cause the related information to be deemed not to have been provided in accordance with the Advance Notice Requirements. Bylaws, Art. I, Sec. 11(c)(1).

ANSWER: Defendants admit that the Advance Notice Requirements purport to establish such a requirement. Defendants further state that the Advance Notice Requirements speak for themselves and deny any characterization of the Advance Notice Requirements that differs from their literal terms.

62.   On January 26, 2016, the Company identified to Defendants numerous material inaccuracies and deficiencies in the Nomination Materials. Notwithstanding that Defendants' Nomination Materials were in violation of the Bylaws, the Company provided Defendants with an opportunity to cure such deficiencies. Among other things, the Nomination Materials failed to disclose (i) all information required under the Exchange Act and (ii) all information relating to the Purported Nominees that would be required to be disclosed in connection with the solicitation of proxies for the election of the Purported Nominees as a director in an election contest (even if an election contest is not involved), or would otherwise be required in connection with such solicitation, in each case pursuant to Regulation 14A (or any successor provision) under the Exchange Act and the rules promulgated thereunder.

ANSWER: Denied.

63.   The Nomination Materials also contained false and misleading statements that raise serious questions about the Purported Nominees' qualifications. For example, in his Director Questionnaire, Livingston held himself out to be a Certified Public Accountant ("CPA"). On information and belief, this statement appears to be false because Defendant Livingston is not in fact a CPA. Livingston's license appears to have expired in 2004 and was cancelled in 2009 by the California Board of Accountancy.

ANSWER: Denied.

64.   Defendants also violated the Advance Notice Requirements by failing to notify the Company, and within two business days, update the Nominating Materials, to disclose Defendant Livingston's purchase of 4,000 shares of Ashford Prime stock in January 2016.

ANSWER: Denied. Defendants further state that: the acquisition of 4,000 shares by Livingston was not material and did not render the prior disclosures false or misleading; and Ashford Prime was aware of the purchase, which was disclosed to Ashford Prime and the public as required under the proxy rules.

65.   Defendants failed to meaningfully respond to the Company's request that they cure the deficiencies in the Nomination Materials in order to comply with the Advance Notice Requirements. On February 3, 2016, Defendant Petry sent a letter to the Chair of the Nominating and Corporate Governance Committee of the Board that failed to provide the vast majority of the material information missing from the Nomination Materials. Defendants justified their refusal to provide the missing information and noncompliance with the Advance Notice Requirements, in part, on the basis of a purported "spousal" privilege.

ANSWER: Denied.

66.   Notwithstanding Defendants' untimeliness and refusal to provide the information required by the Advance Notice Requirements, on February 4, 2016, the Company continued to engage Defendants and requested to meet with each of the Purported Nominees in order to obtain the information necessary to properly evaluate their candidacies as required by the Company's Credit Agreement and the Advisory Agreement. In response, on February 11, 2016, Defendants refused to make the Purported Nominees available for interviews and speciously demanded that the current directors of the Ashford Prime Board complete director questionnaires for review by Sessa.

ANSWER: Denied.

67.   Defendants failed to comply with the Advance Notice Requirements by failing to provide material information and comply with the rules and requirements of the Exchange Act, including Regulation 14A. Defendants have also failed to comply with the Advance Notice Requirements by failing to notify the Company of numerous deficiencies and inaccuracies in the Nomination Materials.

ANSWER: Denied.

68.   Accordingly, the notice of nomination of the Purported Nominees is invalid under the Company's Bylaws, and thus under Maryland law the Company is under no obligation to submit the Purported Nominees for election at the 2016 annual meeting. Nevertheless, the Defendants' Preliminary Proxy Materials mislead stockholders by creating the false impression that stockholders will have the ability to vote for the Purported Nominees when in fact such a vote could have the same effect as an abstention or non-vote.

ANSWER: Denied.

VI.   Sessa Commences The Maryland Litigation

69.   In another tactic calculated to bully the Ashford Prime Board and evade the evaluation process, Sessa filed a lawsuit in Maryland state court on February 3, 2016 against Ashford Prime, the Ashford Prime Board, Ashford Inc. and Ashford LLC (the "Maryland Action"). In the Maryland Action, Sessa improperly seeks to have the court invalidate the Termination Fee and order the Board to approve the Purported Nominees. Notably, Sessa's campaign to declare the Termination Fee invalid is belied by the terms of the Third Amended Advisory Agreement and the facts that (i) the Termination Fee has been in place at all times during the life of Ashford Prime, and (ii) Defendants accumulated 57% of their position after the Company entered into the Third Amended Advisory Agreement.

ANSWER: Defendants admit that Sessa commenced the Maryland Action on February 3, 2016, dismissed it on March 14, 2016, and that Defendants purchased 57% of their Ashford Prime shares after the Company entered into the Third Amended Advisory Agreement. Defendants otherwise deny the allegations of this paragraph.

VII.   Defendants; Proxy Materials Violate Section 14(a) Of The Exchange Act

70.   As described below, Defendants have violated Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder, including Rules 14a-9 and Rule 14a-101, by filing false and misleading proxy solicitation materials, including: the Preliminary Proxy Statement on Schedule 14A, filed on February 12, 2016 (the "Preliminary Proxy Statement") (attached hereto as Exhibit 1), and soliciting materials filed pursuant to Rule 14a-12, including DEFN14A, filed on January 15, 2016 (attached hereto as Exhibit 2), DEFN14A, filed on February 2, 2016 ("Feb. 2, 2016 DEFN 14A") (attached hereto as Exhibit 3), DEFN14A, filed on February 4, 2016 ("Feb. 4, 2016 DEFN14A") (attached hereto as Exhibit 4), and DEFN14A, filed on Feb. 17, 2016 ("Feb. 17, 2016 DEFN14A") (attached hereto as Exhibit 5) (the "Proxy Materials").

ANSWER: Denied.

71.   The purpose of Section 14(a) is to protect stockholders by making it unlawful to obtain authorization for corporate action by means of deceptive or inadequate disclosure in a proxy solicitation.

ANSWER: This paragraph asserts legal conclusions as to which no response is required.

72.   Rule 14a-9, in turn, prohibits the filing by a nominating stockholder of any proxy material that contains "any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." 17 C.F.R. § 240.14a-9.

ANSWER: This paragraph asserts legal conclusions as to which no response is required.

73.   In addition, Rule 14a-101 requires the nominating stockholders to disclose their plans with respect to transactions that it intends to cause the company to enter into. In particular, Item 5(b)(1)(xii) of Rule 14a-101 requires the disclosure of "any arrangement or understanding . . . "with respect to any future transactions to which the registrant or any of its affiliates will or may be a party."

ANSWER: This paragraph asserts legal conclusions as to which no response is required.

74.   As set forth below, the Proxy Materials have deprived and continue to deprive the Company's stockholders of the information that they require to properly evaluate the qualifications and integrity of Defendants' slate of Purported Nominees, and Defendants' plans and proposals for the Company and its assets, because each of the filings contains numerous false and misleading statements and material omissions.

ANSWER: Denied.

75.   In particular, Defendants:

- failed to disclose their plans and proposals for Ashford Prime and its assets if they prevail in the proxy contest,

- failed to disclose the significant economic risks to the Company and its stockholders that may arise from the realization of Defendants' scheme, including by the election of the Purported Nominees to the Ashford Prime Board or the sale of the Company and its assets, including that such events may cause the Company to pay its counterparties hundreds of millions of dollars under the Advisory Agreement and Credit Agreement,

- falsely stated that the magnitude of the Termination Fee was increased by the Third Amended Advisory Agreement, when, in fact, on any given day, the magnitude of the Termination Fee as calculated has not been altered by the amendment falsely claimed that Ashford Prime sold voting stock to holders of a limited partnership for $43,750, when, in fact, Ashford Prime received valuable consideration in the form of amendments to the Partnership Agreement for the sale,

- for several weeks, concealed Defendant Livingston's purchase of approximately $50,000 in shares of Ashford Prime's common stock,

- makes false and materially misleading statements impugning the character, integrity and reputation of Ashford Prime's directors and management, and

- failed to disclose that their refusal to comply with the Advance Notice Requirements likely rendered the notice of nomination invalid and that their nominees may lawfully not be permitted to stand for election.

ANSWER: Denied.

A.   **Defendants' Failure To Disclose Their Plans And Proposals For Ashford Prime**

76.   In furtherance of their scheme to take control of the Company, the Proxy Materials conspicuously omit Defendants' plan to abandon the Strategic Review in favor of a hasty sale of the Company and its assets. Indeed, Defendants have not identified any plans or proposals that they have for Ashford Prime. Defendants' failure to disclose such plans and proposals violates Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder, including Rule 14a-9.

ANSWER: Defendants admit that the Proxy Materials do not discuss any plans or proposals to abandon the Strategic Review in favor of a hasty sale of the Company and its assets. Defendants deny the remaining allegations of this paragraph, including any suggestion that such plans exists.

77.   The Proxy Materials fail to provide any information regarding Defendants' plans to effect a sale of Ashford Prime, including the identities of persons that they have contacted and their proposal for addressing the payment of the Termination Fee that would arise if all five of the Purported Nominees were elected to the Ashford Board or if Ashford Prime was sold.

ANSWER: Defendants admit that the Proxy Materials do not discuss any plans to effect a sale of Ashford Prime. Defendants deny the remaining allegations of this paragraph, including any suggestion that such plans exist.

78.   In particular, Sessa's Proxy Materials fail to: (i) describe any plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation of Ashford Prime; (ii) describe any plans or proposals which relate to the sale or transfer of a material amount of assets of Ashford Prime; and (iii) disclose whether or not any Defendant has any arrangement or understanding with any person with respect to any future transactions to which Sessa will or may be a party.

ANSWER: Defendants admit that the Proxy Materials do not discuss any of the transactions or arrangements specified in this paragraph. Defendants deny the remaining allegations of this paragraph, including any suggestion that Defendants have any such plans, proposals or arrangements.

79.   Defendants' failure to disclose such material information effectively precludes Ashford Prime's stockholders from making an informed voting decision with respect to the Purported Nominees.

ANSWER: Denied.

B.   Defendants' Failure To Disclose Material Risks Related To A Change Of Control

80.   The Proxy Materials conspicuously omit any discussion of the significant economic risks posed to the Company and its stockholders by the election of the Purported Nominees and the realization of Defendants' secret scheme to hastily sell the Company and its assets. Under both (i) a credit agreement, dated as of November 19, 2013, that provides a $150 million revolving credit facility to Ashford Prime (the "Credit Agreement") and (ii) the Advisory Agreement, the election of the Purported Nominees and sale of the Company and its assets may constitute a Change of Control, immediately incurring liability in the hundreds of millions of dollars for the Company.

ANSWER: Defendants admit that the Third Party Defendants have wrongfully included Termination Fee provisions in the Advisory Agreement and a poison put in the Credit Agreement that are intended to coerce stockholders such that they will not elect directors other than those approved or recommended by the Third Party Defendants. Defendants deny the remaining allegations of this paragraph, including the suggestion that they have a "secret scheme to hastily sell the Company and its assets."

81.   Defendants' failure to disclose these consequences and risks violates Rule14a-9.

ANSWER: Denied.

82.   The Credit Agreement provides Ashford Prime with a three-year, $150 million secured revolving credit facility, providing Ashford Prime financial flexibility to fund future acquisitions and hotel redevelopments. The revolving credit facility is provided to Ashford Operating Partnership, as the borrower, by a syndicate of financial institutions with Bank of America, N.A. serving as the administrative agent (the "Administrative Agent"). Ashford Prime and certain of its subsidiaries guarantee the revolving credit facility.

ANSWER: Defendants lack sufficient information to form a belief as to the truth of these allegations and therefore deny them.

83.   Under the Credit Agreement, the election of a majority of nominees not approved as "continuing directors" by the incumbent Board constitutes a Change of Control, which is an Event of Default under the Credit Agreement. *See* Credit Agreement at 83. Upon the occurrence of an Event of Default, the Administrative Agent may with the consent of certain lenders accelerate the entirety of any outstanding debt or require Ashford Prime's subsidiary, Ashford Operating Partnership, to provide additional cash collateral. *Id.* at 84. This risk is not disclosed in the Proxy Materials. If there is an event of default will have an adverse effect on the Ashford Prime's ability to raise capital going forward.

ANSWER: Defendants admit that the Credit Agreement contains the described "poison put." Defendants deny the remaining allegations of this paragraph, and further state that they believe the provision is invalid and that in any event that no funds have been drawn on the Credit Agreement.

84.   Similarly, under the Advisory Agreement, the election of the Purported Nominees may constitute a Company Change of Control entitling Ashford LLC and Ashford Inc. to terminate the Advisory Agreement and demand the immediate payment of the Termination Fee. This, too, is not disclosed in the Proxy Materials.

ANSWER: Defendants admit that the Third Party Defendants have wrongfully included Termination Fee provisions in the Advisory Agreement that are intended to coerce stockholders such that they will not elect directors other than those approved or recommended by the Third Party Defendants. Defendants deny the remaining allegations of this paragraph, including the allegation that the Proxy Materials fail to disclose the risks created by the Termination Fee provisions that the Third Party Defendants wrongfully included in the Advisory Agreement.

C.   Defendants' Misleading And Unsubstantiated Statements Regarding The Termination Fee

85.   The Proxy Materials repeatedly and falsely state that the amendments to the Advisory Agreement have increased the magnitude of the Termination Fee. Defendants' misleading statements regarding the Termination Fee violate Rule 14a-9.

ANSWER: Denied.

86.   In particular, the Proxy Materials falsely state:

- "Rather than use the three separate renegotiations of the [Advisory Agreement] in the past two years to fix the problems relating to the fee, the Company's Board appears to have conceded to amendments which, as a whole, have significantly broadened and worsened the fee – to the Company's detriment and to Ashford Inc.'s benefit." *See* Jan. 15, 2016 DEFN14A; Jan. 15, 2016 Sch. 13D/A.

- "On May 13, 2014, November 3, 2014 and again on June 10, 2015, Ashford Prime amended and restated its [Advisory Agreement] with AINC. While the initial [Advisory Agreement] was entered into in connection with the 2013 spin-off of [Ashford Prime] from Ashford Hospitality Trust, Inc., the amendments the current Board approved to the Termination Fee serve to increase its size and apply it in more circumstances than the initial agreement." *See* Preliminary Proxy Statement at 3.

ANSWER: Defendants admit that certain of the Proxy Materials contain the quoted statements. Defendants further state that the Proxy Materials speak for themselves and should be consulted directly for accuracy and completeness. Defendants deny the remaining allegations of this paragraph, including the allegation that these statements are false.

87.   Yet, as discussed above, the June 10, 2015 Third Amended Advisory Agreement clarified certain contractual provisions governing the calculation of the Termination Fee. The magnitude of the Termination Fee did not change as calculated on any given date as the magnitude of such fee remains the same as would have been payable under the Advisory Agreement throughout 2015, including prior to the June 2015 amendments.

ANSWER: Denied.

88.   In this regard, the Company has made clear that the size of the Termination Fee did not change. For example, on October 20, 2015, Ashford Prime's Chairman and CEO, Montgomery Bennett, stated "remember that this recent modification didn't change the fee, it just attempted to clarify it." *See* Ashford Prime's Chairman and CEO Monty J. Bennett at Ashford Prime's Analyst-Investor Day, dated Oct. 20, 2015.

ANSWER: Defendants admit that the quoted statement is a selected portion of the statements made by Bennett on Oct. 20, 2015. Defendants deny the remaining allegations of this paragraph, including the suggestion that the quoted statement is true.

D.   Defendants' False And Misleading Statements Regarding The Consideration Paid In Exchange For Ashford Prime's Series C Preferred Stock

89.   Defendants have made false and misleading statements that Ashford Prime sold voting stock to holders of OP Units solely in exchange for consideration of $0.01 per share, or $43,750 in violation of Rule 14a-9.

ANSWER: Defendants admit they have stated that Ashford Prime announced it plans to sell approximately 4,375,000 shares of preferred stock to holders of OP Units in exchange for nominal consideration of a penny per share, or total of $43,750. Defendants deny the remaining allegations of this paragraph, including the allegation that such statements are false and misleading, or that they violate Rule 14a-9.

90.   On February 2, 2016, Ashford Prime amended the Partnership Agreement with Ashford Operating Partnership (the "Partnership Agreement Amendments"), and provided holders of limited partnership units in Ashford Operating Partnership ("OP Units") the right to acquire shares of Ashford Prime's Series C Preferred Stock.

ANSWER: Admitted.

91.   In exchange for providing holders of OP Units the right to acquire shares of Series C Preferred Stock, Ashford Prime (as general partner of Ashford Operating Partnership) received valuable consideration in the form of favorable Partnership Agreement Amendments, which broadened Ashford Prime's rights in several important ways.

ANSWER: Denied, including the suggestion that the amendments were valuable or that Ashford Prime's rights were broadened in important ways.

92.   Among other enhancements: (i) the rights of Ashford Prime, as general partner, to indemnification and advancement of expenses were broadened; (ii) additional requirements were added in order for the limited partners to redeem their OP units; (iii) the requisite percentage required for the limited partners to call a special meeting of the partnership was increased; (iv) Ashford Prime, as general partner, was granted additional time to obtain necessary approvals for issuing shares of common stock following a redemption of OP Units; and (v) the consent rights of the limited partners were revised to shorten the notice period for objections to requests from Ashford Prime, as general partner, to twenty days from such requests.

ANSWER: Denied.

93.   The Series C Preferred Stock allows its holders to vote on matters brought before stockholders of Ashford Prime on a one-for-one as-converted basis without the potential negative tax effects of converting the OP Units to common stock. Thus, in addition to the various benefits granted to Ashford Prime, the issuance of the Series C Preferred Stock is consistent with Ashford Prime's governance principle of aligning economic and voting interests.

ANSWER: Defendants admit that the Series C Preferred Stock allows its holders to vote on matters brought before stockholders of Ashford Prime on a one-for-one basis to the common stock. Defendants deny the remaining allegations of this paragraph.

94.   While the holders of the OP Units have the same economic rights as holders of Ashford Prime's common stock, unless OP Unit holders exercise their right to convert the OP Units into shares of common stock, the OP Unit holders would not otherwise have the right to vote on matters submitted to Ashford Prime's stockholders. The issuance of Series C Preferred Stock to holders of the OP Units provides them with a tax-efficient right to vote that was previously absent which impaired the alignment of economic and voting rights. The holders of the Series C Preferred Stock will not be bound by any agreement to vote in any particular manner.

ANSWER: Defendants admit that but for the issuance of the Series C Preferred Stock, OP Unit holders would not have the right to vote on matters submitted to Ashford Prime's stockholders. Defendants deny the remaining allegations of this paragraph.

95.   Moreover, contrary to Defendants' false and misleading statements, the OP Unit holders already had the right to redeem shares of Ashford Prime's common stock in exchange for their OP Units. Under the Partnership Agreement Amendments, shares of the Series C Preferred Stock are automatically redeemed if a limited partner: (i) exercises such redemption right, (ii) forfeits its OP Units or otherwise disposes of them, or (iii) transfers any OP Units without the approval of Ashford Prime, as general partner. As such, the Series C Preferred Stock does not dilute the voting power of existing stockholders when considered on an after exercise basis as it should be.

34

ANSWER: Defendants admit that OP Unit holders have rights to require Ashford Operating Partnership to redeem their OP Units for cash. Defendants deny the remaining allegations of this paragraph, including Plaintiff's characterization of those rights, the allegation that the Series C Preferred Stock does not dilute the voting power of existing stockholders, and the suggestion that Defendants have made false and misleading statements regarding the Series C Preferred Stock.

E.   **Defendants' False and Misleading Statements Regarding the Conduct of Ashford Prime's Management and Board**

96.   Defendants have also violated Rule 14a-9 by making materially false and unsupported claims impugning the character, integrity and reputation of Ashford Prime's directors and Board.

ANSWER: Denied.

97.   In this regard, the Notes to Rule 14a-9 define misleading statements under Rule 14a-9 to include "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation."

ANSWER: This paragraph asserts legal conclusions as to which no response is required.

98.   Here, the Proxy Materials falsely state:

•   "The need for new, highly-qualified directors, who will uphold their fiduciary duty and act in the interest of all shareholders, not just Mr. Bennett, has never been greater." DEFN14A filed February 2, 2016.

•   "We are soliciting your support to elect our Nominees at the Annual Meeting because we have little confidence that AHP's Board, as currently composed, has the objectivity and commitment to take the steps necessary to enhance stockholder value." Preliminary Proxy Statement filed February 12, 2016.

•   "We believe that the conflicts of interest and decisions by AHP's directors discussed above show that the current Board is not sufficiently devoted to the best interest of stockholders." Preliminary Proxy Statement filed February 12, 2016.

- "The Nominees recognize that as members of the Board they will owe fiduciary duties to ALL of the Company's stockholders." Preliminary Proxy Statement filed February 12, 2016.

- "Sessa Capital has filed suit against the Company, the Company's directors, AINC and Ashford Hospitality Advisors LLC seeking rulings that the directors of the Company breached their fiduciary duties by inserting the Proxy Penalty into the Company's advisory agreement with AINC . . . . [and] seek[ ] an injunction prohibiting AHP from paying a Termination Fee triggered by stockholders choosing to elect new directors constituting a majority of the AHP Board." Preliminary Proxy Statement filed February 12, 2016 at 4.).

ANSWER: Defendants admit that the Proxy Materials contain the quoted statements. Defendants further state that the Proxy Materials speak for themselves and should be consulted directly for accuracy and completeness. Defendants deny the remaining allegations of this paragraph, including the allegation that these statements are false or misleading.

99. Further, the Value Investors Club website operated by defendant Petry (which constitutes solicitation materials (*see infra* Point VII.G)), contains the following statements that impugns the character, integrity or personal reputation of Ashford Prime's management and Board:

- "I think they generated some negative goodwill certainly through how they structured the AINC spin and then basically bought every share they could get their hands on up to the low hundreds. And I'm sure there is other self-dealing that we could find without looking too hard." VIC comment, dated July 30, 2015.

- "Nobody told me this but a little bit of logic says they can probably cut some of Remington's costs through 'synergies'. Might not be gigantic but if they did roughly $57M in revenue in 2014 and it is 50% margin we know there is $28.5M in cost...hell Monty may have been paying himself over there too." VIC comment, dated September 18, 2015.

- "They've put their eggs into the AINC basket full-on so it's hard to imagine they would want to be using completely fraudulent numbers." VIC comment, dated September 18, 2015.

ANSWER: Defendants admit that the quoted statements have been made on the Value Investors Club website. Defendants further state that the Value Investors Club website speaks for itself and should be consulted directly for accuracy and completeness. Defendants deny the remaining allegations of this paragraph, including the allegation that these statements constitute solicitation materials.

100.   These statements accuse, without any factual support, Ashford Prime's management and directors of improperly managing the company and violating their fiduciary duties, and therefore improperly impugn the character, integrity or personal reputation of members of Ashford Prime's management and Board.

ANSWER: Denied.

101.   In addition, the Proxy Materials' statement regarding the lawsuit improperly suggests that the election of anyone other than Ashford Prime's incumbent directors will trigger the management fee payment. Contrary to Defendants' false and misleading statements, under the Advisory Agreement, the Ashford Prime's Board has the option to designate non-incumbent nominees as continuing directors following the Ashford Prime Board's consideration of the qualifications of any proposed nominees. To date, Sessa has refused to meet with the Ashford Prime Board or provide full information regarding the qualifications of its Purported Nominees.

ANSWER: Defendants admit that under the Advisory Agreement, Ashford Prime's Board purportedly has the option to approve or recommend to stockholders non-incumbent nominees for purposes of the Termination Fee. Defendants deny the remaining allegations of this paragraph.

F.   **Defendants Failed To Disclose Livingston's Purchase Of Ashford Prime Common Stock**

102.   Defendants' failure to disclose Livingston's purchase of Ashford Prime stock in their solicitation materials filed prior to the belated disclosure in the Preliminary Proxy Statement violates Rules 14a-3 and 14a-12.

ANSWER: Denied.

103.   Rule 14a-3 requires that each person solicited shall be concurrently or previously furnished with a publicly-filed preliminary proxy or definitive proxy statement containing the information specified in Schedule 14A. Item 5(b)(1) of Schedule 14A requires the disclosure, with respect to any nominee for whose election as a director proxies are solicited, of "any substantial interest, direct or indirect, by security holdings or otherwise." 17 C.F.R. § 240.14a-101.

ANSWER: This paragraph asserts legal conclusions as to which no response is required.

104.   Under Rule 14a-12, a nominating stockholder must provide with respect to each member of the nominating stockholder group, "a description of their direct or indirect interests, by security holdings or otherwise, or a prominent legend in clear, plain language advising security holders where they can obtain that information." 17 C.F.R. § 240.14a-12.

ANSWER: This paragraph asserts legal conclusions as to which no response is required.

105.   Defendant's inexplicable delay in disclosing Livingston's purchase of Ashford Prime Stock thus violates Rules 14a-3 and 14a-12.

ANSWER: Denied.

106.   In addition, Defendants' improper delay in disclosing Livingston's purchase of Ashford Prime Stock only amplifies the serious questions relating to potential violations of the insiders trading laws presented by such purchases.

ANSWER: Denied.

G.   **Defendant Failed to Disclose Solicitation Materials Relating to Petry's Private Investment Club**

107.   Defendant Petry founded and controls a members-only investor forum called the "Value Investors Club," which Petry operates through the website www.valueinvestorsclub.com.

ANSWER: Defendants admit that Petry was a founder of the Value Investors Club, which has a website at www.valueinvestorsclub.com. Defendants deny the remaining allegations of this paragraph.

108. On information and belief, Petry maintains editorial control over all content posted on the forum and approves all members. Petry has stated that his Club's members include "a lot of very well-known money managers" and "very, very successful hedge-fund managers." *See* John Petry Interview, dated May 2, 2012, available at http://www.businessinsider.com/value-investors-club-2012-4.

ANSWER: Defendants admit that http://www.businessinsider.com/value-investors-club-2012-4 contains the quoted statements. Defendants deny the remaining allegations of this paragraph.

109. According to Petry's website, the Value Investors Club enables collusion regarding purchase and sale of securities.

ANSWER: Denied.

110. Indeed, Petry's website discloses that:

"[C]ertain [Value Investors Club] affiliates are engaged in stock and securities trading and investment and investment management. These funds and trusts may have positions (either long or short) in the securities of companies recommended or profiled or otherwise mentioned on and in Valueinvestorsclub.com, or may be bought or sold following, or as a result of, recommendations, analysis or information submitted to, or contained in, Valueinvestorsclub.com."

See http://www.valueinvestorsclub.com/help/terms.

ANSWER: Admitted.

111. The members of Petry's Club have posted numerous messages on his forum regarding Ashford Prime. According to guidance from the SEC staff, all such information constitutes solicitation materials under Rule 14a-12 and should have been included by Defendants in their proxy materials and filed with the SEC.

ANSWER: Defendants admit that members of Value Investors Club have mentioned Ashford Prime in their messages about other issuers. Defendants deny the remaining allegations of this paragraph, including the allegation that postings by members of Value Investors Club that are not participants in the proxy contest constitute solicitation materials under Rule 14a-12 and should have been included in the Proxy Materials.

VIII. Defendants' Violations Of Section 13(d) Of The Exchange Act

112.   Defendants have violated Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder, including Rule 13d-1(a), Rule 13d-5(b) and Item 4 of Rule 13d-101, by failing to disclose their plans or proposals regarding the sale of Ashford Prime and its assets, including in the Schedule 13D, filed on September 2, 2015 (attached hereto as Exhibit 6), the Schedule 13D/A, filed on December 11, 2015 (attached hereto as Exhibit 7), the Schedule 13D/A, filed on January 8, 2016 (attached hereto as Exhibit 8), the Schedule 13D/A, filed on January 15, 2016 (attached hereto as Exhibit 9), the Schedule 13D/A filed February 4, 2016 (attached hereto as Exhibit 10), and the Schedule 13D/A filed February 17, 2016 (attached hereto as Exhibit 11). Defendants also have violated Section 13(d) by failing to disclose – and continuing to deny – the formation of a group including Sessa and Livingston.

ANSWER: Denied.

113.   In particular Item 4(b) to Rule 13d-101 require the disclosure of "any plans or proposals" relating to "[an] extraordinary corporate term, such as a merger, reorganization or liquidation." Item 4(c) to Rule 13d-101, in turn, requires the disclosure of "[a] sale or transaction of a material amount of assets."

ANSWER: This paragraph asserts legal conclusions as to which no response is required.

114.   As discussed above, Defendants failed to disclose their plans and proposals for Ashford Prime and its assets, thus violating the disclosure requirements of Items 4(b) and 4(c) to Rule 13d-101.

ANSWER: Denied.

115.   Rule 13d-101, in turn, requires disclosure: "[w]hen two or more persons agree to act together for the purpose of acquiring, holding, voting or disposing of equity securities of an issuer, the group formed thereby shall be deemed to have acquired beneficial ownership, for purposes of sections 13(d) and (g) of the Act, as of the date of such agreement, of all equity securities of that issuer beneficially owned by any such persons."

ANSWER: This paragraph asserts legal conclusions as to which no response is required.

116.   As one of Sessa's Purported Nominees, it is beyond dispute that Livingston's coordinated stock purchases with Sessa and joint agreement to take control of the Ashford Prime Board makes them part of a "group" for Section 13(d) purposes.

ANSWER: Denied.

117.   Thus, Defendants' continued failure to disclose their formation of a group violates Section 13(d) and Rules 13d-1 and 13d-101. To the extent that Defendants deny that their purchases were coordinated, such denial only reinforces the questions regarding potential violations of the insider trading laws.

ANSWER: Denied.

IX.   **Defendants' Violations Of The Exchange Act Have And Will Continue To Irreparably Harm Ashford Prime And Its Stockholders**

118.   Due to Defendants' violations of Section 13(d) and 14(a) and the rules and regulations promulgated thereunder, Ashford Prime and its stockholders have been, and will continue to be, irreparably harmed in the following respects:

(a)   Ashford Prime's stockholders are being deprived of the opportunity to meaningfully evaluate director nominations;

(b)   Defendants have been allowed to improperly accumulate a sizeable position in Ashford Prime's stock;

(c)   Defendants have been allowed to conceal their true intentions to force a quick sale of Ashford Prime to the detriment of Ashford Prime's stockholders; and

(d)   To ensure that Defendants do not benefit from their deception, Defendants should be required to file truthful Schedule 13D and Section 14(a) proxy solicitation materials disclosing their concealed group status and true intentions, and should be prohibited from voting any shares or proxies acquired prior thereto.

ANSWER: Denied.


FIRST CLAIM FOR RELIEF
(For Injunctive Relief Against Defendants For Violations
Of Section 14(a) Of The Exchange Act And Rule 14a-9)


119.   Ashford Prime repeats and realleges the allegations contained in paragraphs 1 through 118 as if fully set forth herein.

ANSWER: Defendants repeat their answers to the allegations contained in the referenced paragraphs as if fully set forth herein.

120.   Section 14(a) of the Exchange Act provides that it shall be unlawful for any person to solicit any proxy in violation of SEC rules or permit his name to be used in connection with such a solicitation.

ANSWER: This paragraph asserts legal conclusions as to which no response is required.

121.   Rule 14a-9 provides that no solicitation shall contain "any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading . . . ." 17 C.F.R. § 240.14a-9.

ANSWER: This paragraph asserts legal conclusions as to which no response is required.

122.   Item 5(b)(1)(xii) of Rule 14a-101 provides that the participant to a solicitation shall disclose whether or not it has any arrangement or understanding with any person "with respect to any future transactions to which the registrant or any of its affiliates will or may be a party." 17 C.F.R. § 240.14a-101.

ANSWER: This paragraph asserts legal conclusions as to which no response is required.

123.   The Notes to Rule 14a-9 define misleading statements under Rule 14a-9 to include "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation."

ANSWER: This paragraph asserts legal conclusions as to which no response is required.

124.   Defendants violated Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder, including Rules 14a-9 and 14a-101, and the Note thereto, because Defendants filed false and misleading Proxy Materials or permitted their names to be used in connection with such Proxy Material. Defendants further failed to disclose material information necessary to make the statements made in the Proxy Materials not misleading in light of the circumstances under which they were made.

ANSWER: Denied.

125.   Among other false and misleading statements misrepresentations and material omissions, Defendants:

(a)   failed to disclose their plans and proposals for Ashford Prime and its assets if they prevail in the proxy contest,

(b)   failed to disclose the significant economic risks to the Company and its stockholders that may arise from the realization of Defendants' scheme, including by the election of the Purported Nominees to the Ashford Prime Board or the sale of the Company and its assets, including that such events may cause the Company to pay its counterparties hundreds of millions of dollars under the Advisory Agreement and Credit Agreement,

(c)   falsely stated that the magnitude of the Termination Fee was increased by the Third Amended Advisory Agreement,

(d)   falsely claimed that Ashford Prime sold voting stock to holders of a limited partnership for $43,750, when in fact, Ashford Prime received valuable consideration in the form of amendments to the Partnership Agreement for the sale,

(e)   for several weeks, concealed Defendant Livingston's purchase of $50,000 in shares of Ashford Prime's common stock,

(f)   made false and materially misleading statements impugning the character, integrity and reputation of Ashford Prime's directors and management, and

(g)   failed to disclose that their refusal to comply with the Advance Notice Requirements likely renders their Notice of Nomination invalid and that their Purported Nominees may lawfully not be permitted to stand for election.

ANSWER: Denied.

126.   The Proxy Materials were prepared, reviewed and disseminated by Defendants. Defendants misrepresented and omitted material facts as alleged herein. In so doing, Defendants made untrue statements of material facts and omitted to state material facts necessary to make the statements that were made not misleading.

ANSWER: Defendants admit that the Proxy Materials were prepared, reviewed and disseminated by certain of the Defendants. Defendants deny the remaining allegations of this paragraph.

127.   By reason of the foregoing, Defendants have violated Section 14(a) and the notes, rules and regulations promulgated thereunder, including Rules 14a-9 and 14a-101.

ANSWER: Denied.

128.   Because of the false and misleading statements in the Proxy Materials, Ashford Prime and its stockholders are threatened with irreparable harm. There is no adequate remedy at law. Therefore, injunctive relief is appropriate to ensure Defendants' misconduct is corrected.

ANSWER: Denied.

SECOND CLAIM FOR RELIEF
(For Injunctive Relief Against Defendants For Violations Of Disclosure Requirements Of Section 14(a) Of The Exchange Act And Rules 14a-3 And 14a-12)

129.   Ashford Prime repeats and realleges the allegations contained in paragraphs 1 through 128 as if fully set forth herein.

ANSWER: Defendants repeat their answers to the allegations contained in the referenced paragraphs as if fully set forth herein.

130.   Rule 14a-3 requires that each person solicited shall be concurrently or previously furnished with a publicly-filed preliminary or definitive proxy statement containing the information specified in Schedule 14A.

ANSWER: This paragraph asserts legal conclusions as to which no response is required.

131.   Rule 14a-12 provides a limited exception to Rule 14a-3 in that a solicitation may be made before furnishing a proxy statement if each written communication includes the identity of the participants in the solicitation and "a description of their direct or indirect interests, by security holdings or otherwise, or a prominent legend in clear, plain language advising security holders where they can obtain that information . . . ." 17 C.F.R. § 240.14a-12.

ANSWER: This paragraph asserts legal conclusions as to which no response is required.

132.   Because Defendant Livingston is a participant in Defendants' proxy solicitation, Defendants were required to disclose his direct or indirect interest in Ashford Prime's common stock in their soliciting materials pursuant to Rule 14a-12.

ANSWER: This paragraph asserts legal conclusions as to which no response is required.

133.   Defendants failed to disclose Livingston's January 2016 stock purchase until February 4, 2016. Accordingly, Defendants have violated Section 14(a) and the rules and regulations promulgated thereunder, including Rules 14a-3 and 14a-12 by knowingly or negligently making solicitations prior to February 4, 2016.

ANSWER: Defendants admit that Livingston's January 19, 2016 stock purchase was disclosed on February 4, 2016. Defendants deny the remaining allegations of this paragraph.

134.   Defendants' Proxy Materials are not exempt from Rule 14a-3 because such solicitations do not meet the exemption requirements under Rule 14a-12. Defendants' Schedule 14A filings: (i) failed to include Livingston's stock purchase, and (ii) failed to include a prominent legend as described in Rule 14a-12(a)(1)(ii).

ANSWER: Denied. Defendants specifically deny that the Schedule 14A filings failed to include the required legend, and further state that Livingston's acquisition was disclosed no later than February 4, 2016 by the filing of the preliminary proxy statement.

135.   By reason of the foregoing, Defendants have violated Section 14(a) and the rules and regulations promulgated thereunder, including Rules 14a-3 and 14a-12.

ANSWER: Denied.

136.   Unless Defendants are enjoined, Ashford Prime and its stockholders will be irreparably harmed. There is no adequate remedy at law. Therefore, injunctive relief is appropriate to ensure Defendants' misconduct is corrected.

ANSWER: Denied.

THIRD CLAIM FOR RELIEF
(For Injunctive Relief Against Defendants For Violations Of Reporting
Requirements Of Section 13(d) Of The Exchange Act And Rule 13d-1)

137.   Ashford Prime repeats and realleges the allegations contained in paragraphs 1 through 136 as if fully set forth herein.

ANSWER: Defendants repeat their answers to the allegations contained in the referenced paragraphs as if fully set forth herein.

138.   Section 13(d) of the Exchange Act requires that investors acting as a group for the purpose of acquiring, holding, or voting the stock of an issuer must disclose the group's existence and make plain their intentions once group members collectively acquire the beneficial ownership of 5% percent or more of the issuer's stock.

ANSWER: This paragraph asserts legal conclusions as to which no response is required.

139.   Rule 13d-1(a) provides that any person who acquires the beneficial ownership of 5% percent or more of the issuer's stock must file with the SEC within 10 days after the acquisition a statement containing the information required by Schedule 13D.

ANSWER: This paragraph asserts legal conclusions as to which no response is required.

140.   Rule 13d-5(b) provides that when two or more persons agree to act together for the purpose of acquiring, holding, voting or disposing of the issuer's stock, the group shall be deemed to have acquired beneficial ownership for purposes of Section 13(d) of the Exchange Act.

ANSWER: This paragraph asserts legal conclusions as to which no response is required.

141.   Item 4 of Rule 13d-101 provides that the reporting person must state the purpose for acquiring the issuer's stock, including describing any plans or proposals (i) to acquire additional stock or to sell it, (ii) to engage in a "[a]n extraordinary corporate transaction, such as a merger, reorganization or liquidation," (iii) to sell or transfer a "material amount of assets" of the issuer, or (iv) for any change to the present board of directors or management of the issuer.

ANSWER: This paragraph asserts legal conclusions as to which no response is required.

142.   As set forth above, Defendants' Schedule 13D and amendments thereto fail to make the full and fair disclosure required by the Exchange Act and the rules promulgated thereunder, including, but not limited to:

(a)   Failing to disclose detailed plans or proposals regarding Defendants' stated goal to sell Ashford Prime;

(b)   Failing to disclose whether Defendants intend to engage in an "extraordinary corporate" transaction, such as the merger, reorganization or liquidation of Ashford Prime;

(c)   Filing to disclose whether Defendants intend to acquire additional Ashford Prime common stock;

(d)   Failing to disclose the Livingston Stock Purchase and that Defendant Livingston and Sessa are members of a "group" pursuant to Section 13(d);

(e)   Failing to disclose that Defendants failure to comply with the Advance Notice bylaws could result in the Purported Nominees being precluded from standing for election; and

(f)   Failing to disclose any arrangements, understandings or relationships between Defendant Livingston and the other Defendants.

ANSWER: Denied.

143.   By reason of the foregoing, Defendants violated Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder, including Rules 13d-1, 13d-101.144.

ANSWER: Denied.

144.   Unless Defendants are enjoined, Ashford Prime and its stockholders will be irreparably harmed. There is no adequate remedy at law. Therefore, injunctive relief is appropriate to ensure Defendants' misconduct is corrected.

ANSWER: Denied.

COUNTERCLAIMS AND THIRD-PARTY CLAIMS

Defendant Sessa Capital (Master), L.P. ("Sessa") hereby asserts the following counterclaims against Ashford Hospitality Prime, Inc. ("Ashford Prime"), and third party claims against the incumbent members of the Ashford Prime Board of Directors (the "Board"), Monty J. Bennett, Douglas A. Kessler, Stefani D. Carter, Curtis B. McWilliams, W. Michael Murphy, Matthew D. Rinaldi, and Andrew Strong (collectively, the "Director Defendants"), Ashford Inc. and Ashford Hospitality Advisors LLC (collectively, the "Ashford Advisors").

NATURE OF THIS ACTION

1.   Sessa, which owns approximately 8.2% of the Ashford Prime's common stock, brings these counterclaims and third party claims to ensure that Ashford Prime's stockholders are able to vote freely for director candidates of their choosing at Ashford Prime's upcoming annual meeting, which Ashford Prime has taken steps to schedule for May 18, 2016. Rather than allowing Ashford Prime's stockholders to decide who should be elected to serve on the Board, the Director Defendants have instead taken a series of actions, in breach of their fiduciary duties, to force the stockholders to vote for them and to dilute the stockholder's voting rights.

2.   Sessa seeks declaratory and injunctive relief – including a preliminary injunction – to prevent the Director Defendants from continuing with these improper actions. Sessa and other stockholders of Ashford Prime will be irreparably harmed unless a preliminary injunction is entered well in advance of the annual meeting.

3.   **The Proxy Penalty:** Ashford Prime is a party to an advisory agreement with Ashford Advisors, pursuant to which Ashford Advisors provides Ashford Prime's corporate management. On June 10, 2015, the Director Defendants amended the advisory agreement to create an obligation on the part of Ashford Prime to pay the Ashford Advisors (which is controlled by certain of the Director Defendants) a Termination Fee if Ashford Advisors elects to terminate the advisory agreement after stockholders of Ashford Prime elect a majority of directors other than the Director Defendants or candidates who have been recommended or approved by the Director Defendants (the "Proxy Penalty"). Defendants have stated that the Termination Fee (which is subject to a calculation requiring information possessed only by Ashford Advisors) is hundreds of millions of dollars. If Defendants' statement is true (and not a false statement made to frighten Ashford Prime's stockholders into voting for the Defendant Directors), the Termination Fee represents more than one half of Ashford Prime's entire market capitalization of approximately $300 million. The threat of triggering this enormous and potentially catastrophic penalty is intended to force stockholders to vote against candidates other than the Director Defendants or other candidates whom they have approved, and is currently being invoked by the Director Defendants to coerce stockholders to re-elect the Director Defendants.

4.   **The Poison Put:** The Defendants are also attempting to frighten Ashford Prime's stockholders into voting for the Defendant Directors by threatening to trigger a "poison put" in Ashford Prime's credit agreement, under which amounts borrowed under the credit agreement would need to be refinanced, but only if Ashford Prime's stockholders elect a majority of directors other than the Director Defendants or candidates recommended or approved by the Director Defendants. The Defendants have not admitted to stockholders that no amounts have been borrowed under the credit agreement, and thus even if the Director Defendants wrongfully withhold their approval of Sessa's nominees, the poison put will not require any refinancing.

5.   **The Penny Preferred:** In addition, the Director Defendants are also attempting to usurp the voting power of the stockholders for the purpose of entrenching themselves in office. On February 1, 2016, after learning that Sessa was initiating a proxy contest, the Director Defendants approved the issuance, for one penny per share, of approximately 4,375,000 shares of voting Series C Preferred Stock (the "Penny Preferred"). The Penny Preferred is to be issued to owners of limited partnership units in Ashford Prime's operating partnership, a group consisting principally of certain of the Director Defendants, Defendant Bennett's father, and other members of senior management. As a result, the group stands to acquire 13.3% of Ashford Prime's voting power for only $43,750.

6.   **Refusal to Approve the Sessa Candidates:** On January 15, 2016, Sessa announced its intention to nominate five candidates (the "Sessa Candidates") for election to Ashford Prime's 7-member Board. That same day, Sessa submitted to Ashford Prime all supporting information required by Ashford Prime's bylaws. Under the advisory agreement, the Proxy Penalty is not triggered if a majority of the directors are either incumbents or other persons "approved" or "recommended" by the incumbent directors. Despite providing 430 pages of information, and despite the Sessa Candidates being plainly qualified to serve on the Board, the Director Defendants have to date improperly refused to approve *any* of the Sessa Candidates for purposes of the Proxy Penalty or the credit agreement. Instead, the Director Defendants have publicly threatened to trigger the Proxy Penalty if the Sessa Candidates are elected. By refusing to approve the Sessa Candidates, the Director Defendants are acting solely in their own interests and playing Russian Roulette with the corporation in violation of their fiduciary duties of care and loyalty.

7.   The Director Defendants can easily eliminate the potentially catastrophic risk presented by the Proxy Penalty by approving the Sessa Candidates for purposes of the Advisory Agreement. (Approval of the Sessa Candidates does not constitute a recommendation of the Sessa Candidates by the Director Defendants and the Director Defendants can still campaign for re-election.) Once the Proxy Penalty is removed, stockholders could freely vote for the incumbent directors or the Sessa Candidates based on their respective qualifications, rather than being pressured to vote for the Director Defendants by the threat of a massive destruction of stockholder value and potential liquidity crisis for Ashford Prime. By failing to do so, the Director Defendants are breaching their fiduciary duties.

8.   Ashford Prime has not yet formally announced the date of the 2016 annual meeting, at which the election of directors will be held. However, since being spun off in 2013, Ashford Prime's annual meetings have always been held in May, and Ashford Prime has already taken steps to schedule the annual meeting for May 18, 2016.

THE PARTIES

9.   Counterclaim Plaintiff and Third-Party Plaintiff Sessa Capital (Master), L.P. ("Sessa") is a Cayman Islands exempted limited partnership with a principal place of business at 1350 Avenue of the Americas, Suite 3110, New York, New York 10019. Sessa made its initial investment in Ashford Prime on March 9, 2015. As of March 14, 2016, Sessa holds 2,330,726 shares, or approximately 8.2% of the outstanding common shares of Ashford Prime, making it the third largest stockholder of Ashford Prime.

10.   Counterclaim Defendant Ashford Hospitality Prime, Inc. ("Ashford Prime") is a publicly traded Maryland corporation with a principal place of business at 14185 Dallas Parkway, Suite 1100, Dallas, Texas 75254.

11.   Third Party Defendant Monty J. Bennett ("Bennett") is the Chairman of the Board of Directors and Chief Executive Officer of Ashford Prime. He has held those positions since before Ashford Prime began trading as a public company in 2013. Bennett is also the Chairman of the Board of Directors and Chief Executive Officer of both Ashford Hospitality Trust, Inc. ("Ashford Trust") and Ashford Inc. As of March 10, 2015, Bennett was the beneficial owner of 1,308,207 shares (5.23%) of the outstanding shares of Ashford Prime's common stock, and the beneficial owner of 6,587,246 shares (6.2%) of the outstanding shares of Ashford Trust's common stock. As of Bennett's Schedule 13D filing on September 17, 2015, he was the beneficial owner of 317,226.82 shares (15.9%) of Ashford Inc.'s common stock and stood to receive another 195,579 shares under a deferred compensation plan. In addition, as of January 22, 2016, Bennett's father owned 4.2% of Ashford Inc.'s common stock. Under a proposed merger agreement announced in September 2015, Bennett and his father's ownership of Ashford Inc. would increase substantially. For fiscal years 2013 and 2014, Bennett received compensation from Ashford Prime totaling $2,455,635. In 2014, Bennett was also granted equity awards from Ashford Prime with a market value of $2,724,768. Bennett is a resident of Dallas, Texas.

12.	Third Party Defendant Douglas A. Kessler ("Kessler") is the President and a Director of Ashford Prime. Kessler has been a director of Ashford Prime since April 5, 2013. He is also the President and a Director of both Ashford Trust and Ashford Inc. As of January 22, 2016, Kessler was the beneficial owner of 32,411 shares (1.6%) of the outstanding shares of Ashford Inc.'s common stock. For fiscal years 2013 and 2014, Kessler received compensation from Ashford Prime totaling $724,584. In 2014, Kessler received equity awards from Ashford Prime with a market value of $803,740. Kessler is a resident of Dallas, Texas.

13.	Third Party Defendant Stefani D. Carter ("Carter") is a Director of Ashford Prime. Carter has been a Director of Ashford Prime since November 8, 2013. In 2014, Carter received cash and stock compensation from Ashford Prime totaling $128,748. As of March 10, 2015, Carter was the beneficial owner of 6,400 shares of Ashford Prime. Carter is a resident of Dallas, Texas.

14.	Third Party Defendant Curtis B. McWilliams ("McWilliams") is the Lead Director of Ashford Prime. McWilliams has been a Director of Ashford Prime since November 8, 2013. In 2014, McWilliams received cash and stock compensation from Ashford Prime totaling $142,248. As of March 10, 2015, McWilliams was the beneficial owner of 6,800 shares of Ashford Prime. McWilliams is a resident of Winter Park, Florida. He regularly conducts business in Dallas, Texas, including by attending Ashford Prime board meetings and stockholder meetings.

15. Third Party Defendant W. Michael Murphy ("Murphy") is a Director of Ashford Prime. Prior to becoming a director of Ashford Prime, Murphy was a director of Ashford Trust. Defendant Murphy has been a director of Ashford Prime since November 8, 2013. In 2014, Murphy received cash and stock compensation from Ashford Prime totaling $135,248. As of March 10, 2015, Murphy was the beneficial owner of 16,360 shares of Ashford Prime. Murphy is a resident of Atlanta, Georgia. He regularly conducts business in Dallas, Texas, including by attending Ashford Prime board meetings and stockholder meetings.

16. Third Party Defendant Matthew D. Rinaldi ("Rinaldi") is a Director of Ashford Prime. Rinaldi has been a director of Ashford Prime since November 8, 2013. In 2014, Rinaldi received cash and stock compensation from Ashford Prime totaling $121,748. As of March 10, 2015, Rinaldi was the beneficial owner of 7,200 shares of Ashford Prime. Rinaldi is a resident of Irving, Texas.

17. Third Party Defendant Andrew L. Strong ("Strong") is a Director of Ashford Prime. Defendant Strong has been a director of Ashford Prime since November 8, 2013. In 2014, Strong received cash and stock compensation from Ashford Prime totaling $121,748. As of March 10, 2015, Strong was the beneficial owner of 6,400 shares of Ashford Prime. Strong is a resident of Houston, Texas.

18. Third Party Defendant Ashford Inc. is a publicly-traded corporation organized under the laws of the State of Delaware with a principal place of business at 14185 Dallas Parkway, Suite 1100, Dallas, Texas 75254. Ashford Inc. is a party to the Third Amended and Restated Advisory Agreement with Ashford Prime (the "Third Advisory Agreement").

19. Third Party Defendant Ashford Hospitality Advisors LLC ("Ashford LLC") is a Delaware limited liability company with a principal place of business at 14185 Dallas Parkway, Suite 1100, Dallas, Texas 75254. Ashford LLC is a subsidiary of and the operating company of Ashford Inc. Ashford LLC is a party to the Third Advisory Agreement with Ashford Prime.

JURISDICTION AND VENUE

20.   This Court has subject matter jurisdiction pursuant to 28 U.S.C. §§ 1332, 1367 and 2201.

21.   This Court has personal jurisdiction over the Counterclaim-Defendant and each of the Third-Party Defendants. Counterclaim-Defendant Ashford Prime maintains its principal place of business in Dallas, Texas. Third-Party Defendants Ashford Inc. and Ashford LLC maintain their principal places of business in Dallas, Texas. Third-Party Defendants Bennett, Kessler, Carter, Rinaldi and Strong are all Texas residents. All of the Director Defendants regularly conduct business in Texas, including by attending Ashford Prime board meetings and stockholder meetings in Dallas, Texas.

22.   Venue in this district is proper pursuant to 28 U.S.C. § 1391(b)(2), because a substantial part of the events or omissions giving rise to the claims asserted herein occurred within the Northern District of Texas. Among other things, Ashford Prime's headquarters and principal place of business is located in this District, the relevant Board meetings and stockholders meeting were held in Dallas, Texas, and other the actions and omissions of the Board of Directors at issue occurred in this judicial district.

THE ADVISORY AGREEMENT AND ITS AMENDMENTS

23.   Ashford Trust is a Maryland corporation formed in 2003 to invest in hotels located primarily in the United States.

24.   In November 2013, Ashford Trust spun-off Ashford Prime, which resulted in Ashford Prime becoming a publicly-traded company. The spin-off was designed to offer investors a pure play in high-end hotel properties.

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25.   As an "umbrella partnership" real estate investment trust, Ashford Prime holds substantially all of its properties and conducts substantially all of its business through an operating partnership that it controls. Ashford Prime's operating partnership is Ashford Hospitality Prime Limited Partnership ("Ashford OP"), a Delaware limited partnership. Ashford OP's general partner is Ashford Hospitality Prime OP General Partner LLC (the "General Partner"). The General Partner is a wholly-owned subsidiary of Ashford Prime, and Ashford Prime is its sole member. Ownership interests in Ashford OP are held by limited partners in the form of limited partnership units. When Ashford Prime was spun off from Ashford Trust, Ashford OP's limited partnership units were owned by Ashford Prime, Ashford Hospitality Limited Partnership (Ashford Trust's operating partnership), Defendant Bennett and Mr. Archie Bennett, Jr., (Defendant Bennett's father), and the management team of Ashford Trust. As of Ashford Prime's July 20, 2015 prospectus, Defendant Bennett and his father owned more than 50% of the limited partnership units in Ashford OP not owned by Ashford Prime and Ashford Trust, and aggregated with employees, officers, and directors of Ashford prime, owned more than 75% of such limited partnership units.

26.   In the lead-up to Ashford Prime's spin-off and thereafter, Ashford Trust and Defendant Bennett repeatedly represented that Ashford Prime would have "attractive corporate governance" and that Ashford OP limited partners would not be able to vote alongside Ashford Prime's stockholders:

(a)   In a press release dated June 17, 2013, Ashford Trust stated that holders of Ashford OP partnership units "will not have any voting power on matters voted on by stockholders."

(b)   On June 17, 2013, Defendant Kessler stated that holders of Ashford OP partnership units "will not have any voting power on matters voted on by stockholders."

(c)   On September 26, 2013, Ashford Trust reiterated that Ashford Prime would be "shareholder-friendly" and Ashford OP limited partners "will not have any voting power on matters voted on by stockholders."

(d) On October 23, 2013, Ashford Prime, in its Form 10 Registration Statement filed with the Securities and Exchange Commission ("SEC"), again promoted its "attractive corporate governance" and stated that "the management team of Ashford Trust, together with Mr. Archie Bennett, Jr., will own approximately 11% of the common units of [Ashford OP]. Unless and until such common units are converted into shares of our common stock, the holders of such common units <u>will not have any voting power on matters voted on by our stockholders as a result of such ownership</u>." (emphasis added).

(e) On January 24, 2014, Ashford Prime filed a Form S-11 Registration Statement with the SEC as part of an offering of 8,000,000 shares of common stock of Ashford Prime. The filing again promoted Ashford Prime's "attractive corporate governance" as an inducement to purchase Company stock and once again represented:

> The management team of Ashford Trust, together with Mr. Archie Bennett, Jr., chairman emeritus and co-founder of Ashford Trust, own approximately 11% of the common units of our operating partnership. Unless and until such common units are redeemed for shares of our common stock, the holders of such common units <u>will not have voting power on matters voted on by our stockholders as a result of such ownership</u>.

(emphasis added).

27. In November 2014, Ashford Trust completed a spin-off of its asset management business, which resulted in Ashford Inc. becoming a publicly-traded company. Ashford Inc. refers to itself as a leading provider of asset management and other services to companies within the hospitality industry. Ashford Inc. provides advisory services to Ashford Trust and Ashford Prime through Ashford LLC. Ashford Inc. is also a hedge fund manager.

28. Ashford Trust, Ashford Prime and Ashford Inc. have overlapping officers and senior management (Defendant Bennett is Chairman of the board of directors and CEO of each entity, Defendant Kessler is President of each entity, David Brooks is COO of each entity, and Deric Eubanks is CFO of each entity).

29.   On November 19, 2013, Ashford Prime, Ashford OP and Ashford LLC entered into an Advisory Agreement. Pursuant to the Advisory Agreement, Ashford Advisors was to provide certain advisory services to Ashford Prime and Ashford OP.

30.   The Advisory Agreement was executed on behalf of Ashford Prime by David A. Brooks ("Brooks"), Chief Operating Officer. Brooks also executed the Advisory Agreement as Vice-President of the General Partner of Ashford OP, and as Vice-President of Ashford LLC. Among other things, the Advisory Agreement sets forth the compensation to be paid by Ashford Prime for services rendered. In addition, the Advisory Agreement provides that the executives of Ashford Prime will be provided by Ashford Advisors.

31.   The original Advisory Agreement also provided for a "COC Termination Fee" payable to Ashford Advisors, in cash, if Ashford Prime elected to terminate the agreement upon certain "Company Change of Control" events. The election of non-incumbent directors or directors not approved by the incumbent Board was not a Company Change of Control.

32.   The Advisory Agreement was amended in May and November 2014. Neither amendment made the election of non-incumbent directors or directors not approved by the incumbent Board a Company Change of Control.

33.   On June 10, 2015, Ashford Prime and Ashford Advisors executed the Third Advisory Agreement.[2] David A. Brooks executed the Third Advisory Agreement on behalf of Ashford Prime (as Chief Operating Officer), Ashford LLC (as Chief Operating Officer), and Ashford Inc. (as Chief Operating Officer). Because Ashford Inc. and Ashford Prime share management, the same individuals were on both sides of the transaction.

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[2] Ashford Inc. was not a party to the original Advisory Agreement or the first two amended agreements because it had not yet been spun off from Ashford Trust.

34.   The Third Advisory Agreement created the Proxy Penalty. It included a new Section 12(f)(iv), which added a new Company Change of Control event:

> (iv) during any five-year period, the members of the Board of Directors of Ashford Prime change such that the members who constitute the Board of Directors on the Effective Date [June 10, 2015] (the "Company Incumbent Board") no longer constitute at least a majority of the board of Ashford Prime; provided, however, that any individual becoming a director after the Effective Date whose election to the board is approved or recommended to stockholders of Ashford Prime by a vote of at least a majority of Ashford Prime Incumbent Board shall be considered as though such individual were a member of Ashford Prime Incumbent Board. (emphasis added).

The Proxy Penalty was approved less than a month after Ashford Prime's 2015 stockholder meeting, but the Defendant Directors did not ask the stockholders to approve the Proxy Penalty.

35.   Under this provision, if a majority of non-incumbent directors are elected to the Board without being approved or recommended by the incumbent Board, a Company Change of Control event occurs that permits Ashford Advisors to terminate the Third Advisory Agreement. In that event, Ashford Prime would be required to pay Ashford Advisors a Termination Fee determined by a complex formula including components knowable only to Ashford Advisors. Defendant Bennett stated at an October 20, 2015 investor presentation that the fee is in the range of $150 million. Ashford Prime recently stated in its SEC filings that the Termination Fee may actually be "hundreds of millions of dollars."

36.   A Company Change of Control does not occur if newly elected directors are "approved" or "recommended" by the incumbent directors. The provision is in the disjunctive, so a recommendation by the incumbent Board is not required – the incumbent Board need only approve the competing candidates. The incumbent Board, despite approving the candidates for the limited purposes of the Proxy Penalty, may continue to campaign against them and urge stockholder to elect the incumbent directors.

37.   The Proxy Penalty contains no standards or guidelines for approval or disapproval of director nominees. Nor does it require that the Board evaluate, vet, or otherwise take any evaluative actions before the Board approves or recommends director nominees.

38.   Defendants have been unwilling to clearly state the potential cost of the Termination Fee under the Third Advisory Agreement. Initially, on August 7, 2015, Defendant Bennett stated that the Termination Fee was "as low as a buck and change" per Ashford Prime share. At the same time, Defendant Bennett said "[w]hat it is at any specific time is something that we'd have to go through at that specific time and go through this whole analysis, which is something that we haven't done." But during an investor presentation on October 20, 2015, Defendant Bennett stated that the "management team, without speaking on behalf of the Ashford Prime Board," estimated that the amount of the Termination Fee was in the range of four to five dollars per fully diluted share. An estimated Termination Fee of $5 per share would be almost 50% of the closing price, $10.44, of Ashford Prime's shares on March 11, 2016. At $4.50 per fully diluted share, the midpoint of Defendant Bennett's range, the estimated Termination Fee is almost $150 million. On March 9, 2016, Ashford Prime stated that the Termination Fee was "hundreds of millions." For comparison, Ashford Prime accrued $8.65 million in base advisory fees in 2015.

39.   In an investor conference call on August 7, 2015, Bennett acknowledged that the definition of "Company Change in Control" was broadened to entrench the current Ashford Prime Board. Bennett stated the change of control was used to "button…up" control of Ashford Prime, so that stockholders could not attempt to "game one platform for the other."

40.   The Proxy Penalty continued a course of defensive efforts by the Board. At the annual meeting in May 2015, the stockholders soundly rejected a proposal by the Defendant Directors to allow only stockholders holding 1% or more of Ashford Prime's stock for at least a year to nominate directors. At the annual meeting in May 2014, stockholders supported a non-binding resolution (Proposal 3) to opt out of the Maryland Unsolicited Takeover Act and eliminate barriers to unsolicited takeovers. Ashford Prime waited a year to implement Proposal 3. Then, just weeks after Proposal 3 was finally adopted by the Board, the Board adopted the Proxy Penalty.

41. The Proxy Penalty was not the product of arms-length negotiations. Each officer of Ashford Prime is also employed by Ashford Advisors. By entering into the Proxy Penalty, the Ashford Advisors knowingly and substantially assisted the Director Defendants in their effort to entrench themselves, and in turn received the potential financial windfall of the Termination Fee of "hundreds of millions of dollars." Ashford encouraged and substantially assisted the Director Defendants in inserting the Proxy Penalty into the Third Advisory Agreement, and thereby knowingly assisted the breach of the Director Defendants' fiduciary duties to Ashford Prime's stockholders.

42. The Proxy Penalty has at least three negative effects – (i) it coerces stockholders to vote for the Director Defendants and against competing directors who have not been approved by the incumbent Board; (ii) it will substantially enrich Ashford Advisors to the detriment of Ashford Prime if competing directors who are not approved by the incumbent Board are elected, and as a result, Ashford Advisors exercises its option to terminate the Third Advisory Agreement; and (iii) it may create a potentially catastrophic liquidity crisis for Ashford Prime if the Termination Fee is triggered. Because of his larger percentage ownership stake and control of Ashford Inc., a significant portion of the enrichment of Ashford Advisors would redound to the benefit of Defendant Bennett at the expense of the Ashford Prime's other stockholders.

SESSA PROXY CONTEST AND NOMINEES

43. On June 10, 2015, representatives of Sessa met with members of Ashford Prime's management following an investor conference to express their dissatisfaction and discuss Ashford Prime's operations and the fact that Ashford Prime's shares were trading at a significant discount to its net asset value. On July 14, 2015, representatives of Sessa met with Defendant Bennett again to discuss these and other issues, including the recent amendments to the advisory agreement with Ashford.

44.   On September 1, 2015, Sessa sent a letter to the Director Defendants expressing concern over transactions approved by the Director Defendants. On September 2, 2015, Sessa filed a Statement on Schedule 13D with the SEC indicating that Plaintiff owned 7.2% of Ashford Prime's outstanding shares.

45.   On December 11, 2015, Sessa filed an amendment to its Schedule 13D indicating that Sessa owned 8.2% of Ashford Prime's outstanding shares and expressing Sessa's concerns regarding Ashford Prime. The Schedule 13D noted that if Ashford Prime and the Board failed to make progress on the strategic alternatives and address the "outsized Termination Fee" that Sessa would consider taking further action, including pursuing a change in the makeup of Ashford Prime's Board of Directors. Thereafter, on December 21, 2016, Sessa's representatives requested the form of questionnaire required by Ashford Prime's bylaws to be completed by proposed companies, which questionnaire, under the bylaws, is to "include all information relating to the Proposed Nominee that would be required to be disclosed in connection with the solicitation of proxies for the election of the Proposed Nominee as a director in an election contest." After repeated requests, Ashford Prime's representatives supplied a form of questionnaire on January 8, 2015, almost three weeks later, thereby leaving Sessa and the Sessa Candidates only seven days to complete and submit the questionnaire before the deadline to nominate director candidates passed.

46.   The Director Defendant's questionnaire included unusual demands, some of which were so overly broad as to make it impossible for a respondent to answer the question in a meaningful way. Parsing through the legalese of the questionnaire's words, certain of the questions required disclosure of "each discussion" with any "person or entity" regarding a laundry list of items, from Ashford Prime's business strategy to the objectives of other Ashford Prime stockholders to thoughts about Ashford Prime's strategic alternatives project (of which neither Ashford Prime nor the Director Defendants have ever provided meaningful information beyond its existence). Furthermore, the questions demanded copies of all "related analysis, emails, correspondence or documentation." The questions were such a broad fishing expedition as to demand disclosure of attorney-client privileged communications, as well as conversations among employees of Sessa or between the Sessa Candidates and their family members. These highly unusual questions did not address any legitimate purpose related to the requirements of Ashford Prime's bylaws or the proxy rules, and were a transparent attempt to harass the Sessa Candidates in an effort to gain advantage and entrench the Defendant Directors.

47.   On January 15, 2016, Sessa delivered to Ashford Prime a Notice of Proposed Nominees for Election to Board (the "Sessa Notice"). The Sessa Notice advised Ashford Prime that Sessa intended to nominate the following qualified individuals to the Board (collectively, the "Sessa Candidates"):

(a)   John E. Petry holds a B.S. in Economics from the Wharton School at the University of Pennsylvania. Mr. Petry was partner at Gotham Capital from 1997 through October 2010. From November 2010 through February 2012, Mr. Petry was a Senior Investment Principal and Chief Operating Officer at Columbus Hill Capital Management, a credit hedge fund focusing on distressed investing. In November 2012, Mr. Petry started Sessa Capital and is its managing member and sole portfolio manager.

(b)   Lawrence A. Cunningham has, since 2007 been the Henry St. George Tucker III Research Professor at The George Washington University Law School. He also serves on the Executive Board of the George Washington University for Law, Economics and Finance (C-LEAF) and the Director of C-LEAF in New York. Mr. Cunningham was previously Associate Dean of Boston College Law School and Director of the Samuel and Ronnie Heyman Center on Corporate Governance at Cardozo School of Law.

(c)   Philip B. Livingston holds a B.A. in Business Management and a B.S. in Government and Politics from the University of Maryland, and an MBA in Finance and Accounting from the University of California, Berkley. He served as the Chief Executive Officer and director of Ambassadors Group, Inc., a provider of educational travel experiences and online education research materials, from May of 2014 to October of 2015. Previously, after joining LexisNexis in April 2009 as Senior Vice-President of Practice Management, Mr. Livingston served as the Chief Executive Officer of LexisNexis Web Based Marketing Solutions until October 2013. Mr. Livingston has served as Chief Financial Officer for Celestial Seasonings, Inc., Catalina Marketing Corporation, and World Wrestling Entertainment. He currently serves as a director at Rand Worldwide, Inc.

(d)   Daniel B. Silvers holds a B.S. in Economics and an MBA from The Wharton School at the University of Pennsylvania. He also holds a Corporate Governance Certification from the Director Education & Certification Program at the UCLA Anderson School of Management. He is currently the Managing Member of Matthews Lane Capital Partners, LLC. From March 2009 through June 2015, he served as President of SpringOwl Asset Management, LLC, an investment management firm. From April 2009 through October 2010, he was President of Western Liberty Bancorp, an acquisition oriented holding company that acquired and recapitalized a community bank in Las Vegas, Nevada. From 1999-2005, Silvers worked as a senior member of the real estate, gaming, and lodging investment banking group at Bear, Stearns & Co., Inc. He currently sits on the board of Forestar Group, Inc. and India Hospitality Corp, and has previously served on the board of International Game Technology, Universal Health Services, Inc., and bwin.party digital entertainment plc.

(e)	Chris D. Wheeler graduated from the California Institute of Technology with a degree in applied physics and holds an MBA from Harvard Graduate School of Business. He is currently a partner at Triton Atlantic Partners, LLC, a real estate development and management company specializing in acquiring, developing, and managing residential, resort, multi-family and commercial projects in the United States and the Caribbean. Mr. Wheeler previously served as Chairman and Chief Executive Officer of Gables Residential Trust, a real estate investment trust formerly listed on the NYSE that specialized in the development and management of multifamily residences.

48.	The Sessa Notice complied with the notice requirements of Article I, Section 11 of the bylaws of Ashford Prime.

49.	As provided in Article I, Section 11(a)(3)(I) of the bylaws, Sessa presented biographical information for the Sessa Candidates to the Board. The responses contained in each Sessa Candidate's directors and officers questionnaire satisfied the requirements of the bylaws, specifically that the questionnaire "include all information relating to the Proposed Nominee that would be required to be disclosed in connection with the solicitation of proxies for the election of the Proposed Nominee as a director in an election contest."

50.	In the Sessa Notice, Sessa requested that the Board approve the Sessa Candidates so that the election of the Sessa Candidates, if they were to prevail at the annual meeting and constitute a majority of the Board, would not be a Company Change of Control as defined in the Third Advisory Agreement.

51.	The Director Defendants have in bad faith failed to approve the Sessa Candidates in order to maintain and enhance the coercive and deterrent effect of the Proxy Penalty and thereby coerce Ashford Prime's stockholders to vote for the Director Defendants and against the Sessa Candidates.

52.   Sessa requested that approval of the Sessa Candidates be made by February 1, 2016, to provide Sessa with enough time to provide accurate information regarding the implications of electing the Sessa Candidates to stockholders and allow the proxy solicitation process to be conducted fairly. However, the Director Defendants have in bad faith failed to approve any of the Sessa Candidates.

53.   The failure to approve the Sessa Candidates impinges the free exercise of the stockholder franchise. The Director Defendants have a fiduciary duty to protect the stockholders' right to make an un-coerced choice of directors and must approve the Sessa Candidates without delay in order to give Ashford Prime's stockholders the free and unfettered ability to vote.

54.   On January 26, 2016, Ashford Prime requested additional information about the Sessa Candidates. The request for additional information was not for a legitimate purpose. The request sought details that are not relevant to the Board's fiduciary obligation to allow the stockholders to freely exercise their franchise, nor was the additional information required to be disclosed in a proxy contest. The request was a further effort to disenfranchise the stockholders and entrench the Director Defendants. Despite the Board's requests, on February 3, 2016, Sessa responded and provided additional information.

55.   On February 4, 2016, the Board again requested additional information and requested a meeting with the Sessa Candidates "in order to evaluate their candidacies."

56.   Sessa responded to this letter and the Board's questions on February 11, 2016, expressing a willingness to speak with the Board, but seeking an explanation of the purpose and objectives of any further evaluation of the Sessa Candidates by the Director Defendants. To further understand the scope of the Board's requests, Sessa requested copies of the Director Defendants' answers to the Ashford Prime director nominee questionnaire.

57.   To date, the Board has not responded to Sessa's request for clarification.

58.   In order to perpetuate themselves in office, the Director Defendants have in bad faith inflated their role in the election of directors. Rather than approve the Sessa Candidates and allow the stockholders to freely vote, the Director Defendants, in bad faith, have asserted that they are required by the bylaws and "its agreements with its creditors and counterparties" to "vet" and "evaluate" the Sessa Candidates and their qualifications before the Director Defendants may approve the Sessa Candidates for the purposes of the Proxy Penalty. No such obligation exists in the charter, bylaws, or other agreements. The Third Advisory Agreement simply states that the Proxy Penalty is not triggered if any individual becoming a director is "approved" or "recommended" by a majority of the incumbent Board, and there is no language in this provision requiring evaluation or vetting by the Director Defendants or establishing any qualifications to be a board member. The bylaws only require compliance with the advance notice requirements. Indeed, the only requirement to be a director listed in the bylaws is the requirement that the director be under the age of 70.

59.   Absent approval of the Sessa Candidates by the incumbent Board, the election of the Sessa Candidates will be a "Company Change of Control" under the Third Advisory Agreement. This will trigger an option for Ashford to terminate the Third Advisory Agreement and be paid the Termination Fee, which would cause significant financial harm to Ashford Prime.

60.   The Director Defendants have suggested that they will intentionally delay their approval of the Sessa Candidates until the Board files its definitive proxy statement with the SEC. The Director Defendants' intentional delay in approving the Sessa Candidates is in bad faith, and improperly places the Sessa Candidates at an unfair competitive disadvantage in the proxy contest with the incumbent Board. The Director Defendants devised the Proxy Penalty for this specific purpose of creating leverage in a proxy contest, and they are maximizing its coercive effect on the stockholder vote by withholding approval of the Sessa Candidates.

61.   The failure of the Board to approve the Sessa Candidates severely restricts the franchise rights of Ashford Prime's stockholders and handicaps the candidacy of the Sessa Candidates. The potentially catastrophic financial repercussions triggered by the election of the Sessa Candidates without approval by the incumbent Board will discourage stockholders from voting for the Sessa Candidates, even though stockholders may believe that election of the Sessa Candidates is otherwise in their best interests.

62.   The Director Defendants have engaged in a communications campaign intended to threaten stockholders with the risk of the Proxy Penalty. In a February 4, 2016 filing with the SEC, the Board warned that Sessa's proxy contest:

> would allow Ashford LLC to terminate the advisory agreement and require Ashford Prime to pay a substantial Termination Fee to Ashford LLC upon such termination.

Similarly, in a press release on February 17, 2016, the Board continued its campaign of coercion, stating that "Sessa's campaign seeks to elect a majority of Ashford Prime's Board of Directors but fails to address the critical risks associated with taking such an action, including the potential triggering of a significant fee under the management agreement. . . ." In a press release on March 9, 2016, the Board warned that election of the Sessa Candidates would result in a "material erosion to shareholder value" because of the "significant termination payment to our advisor, which we estimate to be hundreds of millions of dollars relative to our current fully diluted market capitalization of approximately $340 million."

63.   However, nowhere in Ashford Prime's public statements does the Board disclose that it can simply approve (without recommending) the Sessa Candidates and thereby avoid the Termination Fee entirely. Even though the Board has admitted in court filings that it has the authority to approve the Sessa Candidates, the Director Defendants, in bad faith, have failed to disclose those facts for the purpose of and with the goal of frightening the stockholders into voting for the incumbent Board.

64.   Indeed, the Director Defendants' efforts to interfere with the stockholder franchise and entrench themselves with the Proxy Penalty and their failure to approve the Sessa Candidates is having its intended effect. A leading stock analyst recently said that because a change in control of Ashford Prime's board would trigger the Proxy Penalty "shareholders would be best served by voting against Sessa's nominees."

65.   Pursuant to Md. Code Ann., Cts. & Jud. Proc. §3-403, an actual controversy exists between the respective parties because Sessa has properly nominated the Sessa Candidates and the Director Defendants have failed to approve them, and because the Proxy Penalty and Penny Preferred devised by the Defendants will prevent a fair election.

COUNT I
Breach of Fiduciary Duty
(Inclusion of Proxy Penalty in Third Advisory Agreement)

66.   Sessa incorporates each and every allegation above as if set forth in full herein.

67.   The Director Defendants owe Ashford Prime and its stockholders fiduciary duties of care, loyalty and good faith.

68.   By including the Proxy Penalty in the Third Advisory Agreement, the Director Defendants breached their fiduciary duties to Ashford Prime and its stockholders. The Proxy Penalty needlessly exposes Ashford Prime to a draconian and potentially catastrophic Termination Fee of hundreds of millions of dollars if the stockholders replace a majority of incumbent directors with individuals whose nomination has not been approved or recommended by the incumbent directors. The specter of the Proxy Penalty also coerces stockholders to vote for the Director Defendants and against candidates other than the incumbents. This is the primary purpose and effect of the Proxy Penalty.

69.   The Proxy Penalty benefits only the Director Defendants and Ashford Advisors; it provides no benefits, only disadvantages, to Ashford Prime and its stockholders. The Proxy Penalty helps to unfairly entrench the Director Defendants in office. The Proxy Penalty, if triggered, will also result in a financial windfall to certain of the Director Defendants, including Bennett, who has more substantial ownership interests in Ashford Inc. than in Ashford Prime.

70.   Sessa is suffering and will continue to suffer irreparable harm unless it is granted injunctive relief. A fair election cannot be conducted under the specter of the Proxy Penalty. Stockholders may feel virtually compelled to vote for the Director Defendants and against the Sessa Candidates because of the threat of the Termination Fee. Monetary damages are difficult or impossible to calculate, and there is no adequate remedy at law.

COUNT II
Breach of Fiduciary Duty
(Failure to Approve Sessa Candidates)

71.   Sessa incorporates each and every allegation above as if set forth in full herein.

72.   The Director Defendants owe Sessa and the other stockholders of Ashford Prime, fiduciary duties of care, loyalty and good faith, including an obligation to protect the integrity of the corporate democracy. Stockholders are entitled under Maryland law to elect directors of their choosing and an incumbent board has a fiduciary duty to stockholders to conduct director elections with scrupulous fairness, and without any advantage conferred or denied to any slate of candidates.

73.   By failing to timely approve the Sessa Candidates for purposes of the Third Advisory Agreement and the credit agreement, the Director Defendants have breached their fiduciary duties.

74.   Under the unambiguous terms of the Proxy Penalty and the credit agreement, approval of the Sessa Candidates by a majority of the Director Defendants will prevent the Termination Fee from being imposed and prevent any adverse effect on Ashford Prime. It is plainly in the best interests of Ashford Prime and its stockholders to eliminate the risk that Ashford Prime will be forced to pay hundreds of millions of dollars if the Sessa Candidates are elected. Nevertheless, the Defendant Directors have refused to approve the Sessa Candidates in order to gain an unfair advantage in the election.

75. The Director Defendants have also breached their fiduciary duties by actively using the threat of the Proxy Penalty and the poison put to discourage Ashford Prime's stockholders from voting in favor of the Sessa Candidates.

76. Certain of the Director Defendants, including Bennett, would also benefit financially if the Termination Fee were to be assessed, due to their more substantial ownership interests in Ashford Inc.

77. There is no good faith basis for the Director Defendants to withhold approval of the Sessa Candidates. The Sessa Candidates are unquestionably qualified to serve as directors, have submitted all information required by the bylaws, and Sessa has publicly filed its definitive proxy statement with the SEC, containing all information required to be included in a proxy statement by the SEC's rules.

78. Unless an injunction is issued requiring the Director Defendants to approve the Sessa Candidates, Sessa and other Ashford Prime stockholders will suffer irreparable harm. Monetary damages are difficult or impossible to calculate, and there is no adequate remedy at law available.

COUNT III
(Claim against Ashford Advisors for Aiding and Abetting Breach of Fiduciary Duty)

79. Sessa incorporates each and every allegation above as if set forth in full herein.

80. Including the Proxy Penalty in the Third Advisory Agreement was a breach of the Director Defendants' fiduciary duties, especially the duty of loyalty, because the Proxy Penalty's primary purpose was to entrench the Director Defendants.

81. Ashford Advisors knowingly and substantially assisted the Director Defendants in including the Proxy Penalty in the Third Advisory Agreement.

82.   Ashford Advisors knew that inclusion of the Proxy Penalty would severely impair the voting rights of Ashford Prime's stockholders.

83.   Ashford Advisors thus knew or should have known that the Proxy Penalty was a breach of the Director Defendants' fiduciary duties to the stockholders of Ashford Prime.

84.   Despite this knowledge, Ashford Advisors agreed to the Proxy Penalty in the Third Advisory Agreement. Ashford Advisors aided and abetted the Director Defendants' breach of their fiduciary duties to the stockholders of Ashford Prime in order to obtain a potential financial windfall as a result of the Proxy Penalty.

85.   The Proxy Penalty is causing irreparable harm because monetary damages in this context are difficult or impossible to calculate, and there is no adequate remedy at law available.

COUNT IV
Breach of Fiduciary Duty
(Granting The Penny Preferred Stock)

86.   Sessa incorporates each and every allegation above as if set forth in full herein.

87.   On November 19, 2013, Ashford Prime, Ashford Prime's subsidiary Ashford Prime OP Limited Partner LLC ("Ashford LP"), and the General Partner of Ashford OP entered into Ashford OP's Amended and Restated Partnership Agreement (the "Partnership Agreement"). Ashford Prime is the sole member of the General Partner and Ashford LP, and thus both are controlled by Ashford Prime and the Director Defendants. Defendant Brooks executed the Partnership Agreement on behalf of the General Partner, Ashford LP, and Ashford Prime.

88.   As part of the spin-off of Ashford Prime, the limited partners of Ashford OP received partnership units based on their ownership of partnership units in Ashford Trust's operating partnership.

89.   Pursuant to the Partnership Agreement, limited partners of Ashford OP had the right to redeem their common limited partnership units for cash (the "Redemption Right"). If the Redemption Right was exercised, the General Partner, at the direction of Ashford Prime and the Director Defendants, had the option to issue common stock of Ashford Prime in lieu of cash. If a limited partner exercised the Redemption Right and Ashford Prime elected to issue stock, the redeeming limited partner would no longer own the limited partnership units, but instead would own common stock of Ashford Prime.

90.   Under the Partnership Agreement, the limited partners did not have voting rights on any matter brought before the stockholders of Ashford Prime. In addition, Ashford Trust, Ashford Prime and certain Director Defendants repeatedly assured existing and prospective stockholders of Ashford Prime that the holders of the limited partnership units would not have any voting rights.

91.   If a limited partner wanted to vote alongside Ashford Prime's stockholders, the limited partner was required to buy stock like other stockholders or exercise the Redemption Right (subject to the General Partner's option to redeem units for cash), while simultaneously forfeiting the redeemed limited partnership units. This would be a taxable exchange and would result in the realization and recognition of any deferred capital gain, as Ashford Prime disclosed as the first risk factor in a prospectus filed on July 20, 2015. This is common in REIT operating partnership agreements. Indeed, this is the same arrangement that still exists between Ashford Trust and the limited partners of its operating partnership.

92.   On February 1, 2016, after the commencement by Sessa of its proxy contest, the Director Defendants approved the issuance of the Penny Preferred to limited partners of Ashford OP, including a group consisting of the Director Defendants, Defendant Bennett's father, and other Ashford Prime senior management. The primary purpose of the Penny Preferred is to dilute the stockholders' voting power and to entrench the Director Defendants.

93.   Ashford Prime has attempted to justify the Penny Preferred on the ground that Ashford Prime received benefits under an amendment to the Partnership Agreement (the "Second Partnership Agreement"). However, publicly-available information shows that Ashford Prime received only trivial concessions from the limited partners and the primary purpose and motivation of the Penny Preferred was to entrench the Director Defendants in office. Once again, Defendant Brooks executed the Second Partnership Agreement on behalf of all parties.

94.   By approving the issuance of the Penny Preferred, the Defendant Directors are attempting to perpetuate their control of Ashford Prime and find a tax loophole such that limited partners, including Defendant Bennett, his father, and senior management, can vote without exercising their Redemption Right and paying taxes. Ashford Prime, Sessa, and the other stockholders receive no meaningful benefit from this tax-savings scheme.

95.   Despite the representations of Ashford Prime, Ashford Trust, and certain Director Defendants on numerous occasions, including in filings with the SEC, that "the holders of such common units will not have any voting power on matters voted on by our stockholders as a result of such ownership," the Penny Preferred, and the amendments added in the Second Partnership Agreement, will give Ashford OP limited partners the right to vote for director elections and other matters brought before Ashford Prime stockholders for a penny, a fraction of the market price that common stockholders paid to own and vote their shares. The issuance of the Penny Preferred will entitle Ashford OP limited partners to acquire 13.3% of Ashford Prime's voting power for an aggregate of only $43,750. To obtain the same voting power, a stockholder would need to invest approximately $40 million based on the closing price of $10.44 for Ashford Prime common stock on March 11, 2016.

96.   Despite Defendant Bennett's and Ashford Prime's repeated representations that Defendant Bennett, his father, and other senior management would not have any voting power alongside common stockholders as a result of their ownership of limited partnership units, if this scheme is allowed to proceed, Defendant Bennett will be entitled to subscribe for more than 1,270,000 shares of the Penny Preferred, or an additional approximately 3.9% of Ashford Prime's voting power, and Defendant Bennett's father will be entitled to subscribe for an additional approximately 2.6% of Ashford Prime's voting power. Together senior management and related parties stand to receive nearly 10% of Ashford Prime's outstanding voting power through the issuance of the Penny Preferred. As a result of this voting rights give-away, 13.3% of the voting power of the Plaintiff and the other common stockholders of Ashford Prime will be expropriated and transferred to limited partners of Ashford OP, Defendant Bennett, his father, senior management, and other related parties. The Director Defendants authorized the Penny Preferred for the purpose of disenfranchising their stockholders and entrenching the incumbent Board.

97.   The Director Defendant's issuance of the Penny Preferred may cause Ashford Prime to be in violation of Sections 313.00(A), 312.03(b), and 303A.08 of the New York Stock Exchange Listed Company Manual, and could result in Ashford Prime being de-listed. These provisions are designed to protect stockholders' rights, including those pertaining to the reduction of voting rights of common stockholders and requiring stockholder approval for stock issuances to insiders. The Director Defendants did not submit the Penny Preferred to the stockholders for approval.

98.   The Director Defendants owe Sessa, and the other stockholders of Ashford Prime, fiduciary duties, including the duties of loyalty and care.

99.   By causing Ashford Prime to authorize the Penny Preferred and attempting to expropriate the voting rights of common stockholders, the Director Defendants sold out its stockholders and entitled certain Director Defendants, Bennett's father, and senior management to obtain substantial voting rights in Ashford Prime for roughly 1/1000 of the fair market value of Ashford Prime common stock with equivalent voting power.

100.   The expropriation and transfer of voting rights benefits the personal interests of the Director Defendants.

101.   Establishing the Penny Preferred and amending the Partnership Agreement is a breach of the Director Defendants' fiduciary duties, specifically, their duty of loyalty, because the purpose of the Penny Preferred is to entrench the Director Defendants in office by inflating the voting power of insider interests aligned with the Director Defendants and diluting the voting power of Sessa and the other stockholders.

102.   In exploiting their position of control over Ashford Prime and Ashford OP to promote their own self-interest in entrenchment at the expense of the voting rights of Plaintiff and other stockholders, the Director Defendants acted in bad faith and in a manner inconsistent with their fiduciary duties.

103.   Unless an injunction is issued prohibiting the issuance of the Penny Preferred Stock (or, if it has already been issued, requiring that it be rescinded and that the holders not be allowed to vote) in advance of the annual meeting, Sessa and other Ashford Prime stockholders will suffer irreparable harm. Monetary damages are difficult or impossible to calculate, and there is no adequate remedy at law available.

COUNT V
Declaratory Judgment
(Granting The Penny Preferred Stock)

104.   Sessa incorporates each and every allegation above as if set forth in full herein.

105.   An actual case or controversy exists as to:

      a.   Whether the Proxy Penalty is valid and enforceable;

      b.   Whether the Defendant Directors must approve the Sessa Candidates for purposes of the Proxy Penalty;

      c.   Whether any Penny Preferred Stock that is issued is valid and entitled to vote;

d.   Whether the Director Defendants have breached their fiduciary duties to Sessa and other stockholders by taking the actions and omissions pleaded above to entrench themselves and put the Sessa Candidates at a disadvantage in the election.

106.   Sessa is therefore entitled to a declaratory judgment addressing the foregoing matters.

PRAYER FOR RELIEF

WHEREFORE, Defendants request that this Court enter judgment in their favor and against the Plaintiff, and Sessa further requests that the Court enter judgment against the Counterclaim Defendant and Third Party Defendants as follows:

(a)   Declaring that the Director Defendants have breached their fiduciary duties by agreeing to the Proxy Penalty;

(b)   Declaring that the Director Defendants have breached their fiduciary duties by improperly refusing to approve the Sessa Candidates for purposes of the Advisory Agreement;

(c)   Declaring that the Proxy Penalty is invalid and unenforceable;

(d)   Declaring that the Director Defendants have breached their fiduciary duties by authorizing and/or issuing the Penny Preferred;

(e)   Declaring that Ashford Advisors have induced and/or aided and abetted the Director Defendants' breaches of their fiduciary duties;

(f)   Entering a preliminary and permanent injunction requiring the Director Defendants to approve the Sessa Candidates for purposes of the Advisory Agreement;

(g)   Entering a preliminary and permanent injunction prohibiting the parties from paying or attempting to enforce the Proxy Penalty;

(h)   Entering a preliminary and permanent injunction prohibiting the parties from issuing the Penny Preferred, and if already issued, from counting any such votes;

(i)   Awarding Defendants their costs and attorneys' fees; and

(j)   Awarding such other and further relief as may be just and equitable.

Dated: March 14, 2016

Of Counsel:

BARTLIT BECK HERMAN
   PALENCHAR & SCOTT LLP

Glen E. Summers (*Pro Hac Vice Pending*)
Email: glen.summers@bartlit-beck.com
Joseph Doman (*Pro Hac Vice Pending*)
Email: joe.doman@bartlit-beck.com
1899 Wynkoop Street, 8th Floor
Denver, Colorado 80202
Telephone No. (303) 592-3100
Facsimile No.: (303) 592-3140

John D. Byars (*Pro Hac Vice Pending*)
Email: john.byars@bartlit-beck.com
Courthouse Place
54 W. Hubbard St., Suite 300
Chicago, Illinois 60654
Telephone No. (312) 494-4400
Facsimile No.: (312) 494-4440

SKIERMONT DERBY LLP

s/ *Paul J. Skiermont*
Paul J. Skiermont
Texas State Bar No. 24033073
Email: pskiermont@skiermontderby.com
Eliot J. Walker
Texas State Bar No. 24058165
Email: ewalker@skiermontderby.com
Shellie Stephens
Texas State Bar No. 24079398
Email: sstephens@skiermontderby.com
2200 Ross Ave., Suite 4800W
Dallas, Texas 75201
Telephone No.: (214) 978-6600
Facsimile No.: (214) 978-6601

Attorneys for Defendants and Counterclaimant and Third-Party Claimant Sessa Capital (Master), L.P.

78

CERTIFICATE OF SERVICE

The undersigned hereby certifies that all counsel of record who are deemed to have consented to electronic service are being served with a copy of this document via the Court's CM/ECF system per Local Rule CV-5(a)(3). Any other counsel of record will be served by facsimile transmission and/or first class mail this 14th day of March, 2016.

Matthew G. Nielsen
matthewnielsen@andrewskurth.com
Bradley W. Foster
bradfoster@andrewskurth.com
ANDREWS KURTH LLP
1717 Main Street, Suite 3700
Dallas, Texas 75201
Telephone No.: (214) 659-4400
Facsimile No.: (214) 659-4401

Martin L. Seidel
Martin.seidel@cwt.com
Nathan M. Bull
Jared Stanisci
CADWALADER, WICHERSHAM & TAFT LLP
200 Liberty Street
New York, New York 10281
Telephone No.: (212) 504-6000
Facsimile No.: (212) 406-6666

s/ Paul J. Skiermont
Paul J. Skiermont